Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Virtuix Holdings Inc.
1826 Kramer Lane STE H
Austin, TX 78758
https://virtuix.com/

Up to $5,000,000.00 Crowdfunding Simple Agreement for Future Equity
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Virtuix Holdings Inc.
Address: 1826 Kramer Lane STE H, Austin, TX 78758
State of Incorporation: DE
Date Incorporated: December 20, 2013

Terms:

Crowdfunding Simple Agreement for Future Equity

Offering Minimum: $10,000.00 of Crowdfunding Simple Agreement for Future Equity
Offering Maximum: $5,000,000.00 of Crowdfunding Simple Agreement for Future Equity
Type of Security Offered: Crowdfunding Simple Agreement for Future Equity

Note converts to Series B Preferred Stock when the company raises $5,000,000.00 in a qualified equity financing.

Maturity Date: One year from final closing
Valuation Cap: $180,000,000.00
Discount Rate: 20.0%
Annual Interest Rate: 0%

Minimum Investment Amount (per investor): $500.00

Terms of the underlying Security

Underlying Security Name: Series B Preferred Stock

Voting Rights:

Each holder of each share of Preferred Stock (i) shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Preferred Stock could be converted at the record date for determination of the stockholders entitled to vote, or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited, (ii) shall have voting rights and powers equal to the voting rights and powers of the Common Stock (except as otherwise provided herein or as required by law, voting together with the Common Stock as a single class) and (iii) shall be entitled to notice of any stockholders' meeting in accordance with the Corporation's Bylaws. Fractional votes shall not, however, be permitted and any fractional voting resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Each holder of each share of Common Stock shall be entitled to one vote. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate that relates solely to the terms of a series of Preferred Stock if the holders of such series of Preferred Stock are entitled to vote thereon pursuant to the Delaware General Corporation Law.

Material Rights:

<p>Dividend Rights: Holders of Designated Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Those dividends are paid ratably to the holders of Common Stock and Preferred Stock based on the number of shares of Common Stock which would be held by each stockholder if all of the Preferred Stock was converted to Common Stock under the terms of the company's Fifth Amended and Restated Certificate of Incorporation. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.</p> <p>Right to Receive Liquidation Distributions: In the event of the company's liquidation, dissolution, or winding up, holders of its Designated Preferred Stock are entitled to a liquidation preference superior to the Common Stock. Holders of Designated Preferred Stock will receive an amount for each share equal to the original price paid for the shares plus any declared but unpaid dividends thereon. If, upon such liquidation, dissolution or winding up, the assets and funds that are distributable to the holders of Designated Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably among the holders of the Designated Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive. </p> <p>Preemptive Rights: Investors that acquire at least 85,000 shares of Preferred Stock generally are entitled to preemptive rights to acquire shares in any new offering of equity securities by the company. Holders of less than 85,000 shares do not have preemptive rights. There are no redemptive or sinking fund provisions applicable to the company's Designated Preferred Stock.</p> <p>Terms of Conversion: The Designated Preferred Stock of Virtuix Holdings Inc. is convertible into the Common Stock of the company . Each share of Designated Preferred Stock is convertible at the option of the holder of the share as any time after issuance and prior to the closing of any transaction that constitutes a liquidation event of the company. The conversion price of the Designated Preferred Stock is equal to the issue price subject to adjustment as discussed under Anti-Dilution Rights below.</p> <p>Additionally, each share of the Designated Preferred Stock will automatically convert into the Common Stock of the company immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933, in which the aggregate gross proceeds raised are at least $40 million. The shares will convert in the same manner as the voluntary conversion.</p> <p>Anti-Dilution Rights: Holders of Virtuix Holdings Inc. Designated Preferred Stock will receive certain anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the respective series of Designated Preferred Stock. If equity securities are subsequently issued by the company at a price per share less than the conversion price of the Designated Preferred Stock then in effect, the conversion price of the Designated Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as provided for in the Fifth Amended and Restated Certificate of Incorporation.</p> <p></p>

Voting Proxy

Investors will agree to appoint as voting proxy and grant a power of attorney to the

Chief Executive Officer of the Company with respect to matters further described in the Voting Agreement.

All perks received are cumulative to perks earned in prior financing rounds. For instance, if an investor has already received one free game from a previous investment and that investor invests $1,200 in this raise, they will have 2 free games total (one from the previous investment and one from this investment).

<u>Amount-Based Investment Incentives</u>

$1,000+ | Explorer

Invest $1,000+ and receive 1 free game for Omni One.

$2,000+ | Pathfinder

Invest $2,000+ and receive 2 free games for Omni One + 3 free months of Omni Online.

$5,000+ | Voyager

Invest $5,000+ and receive 3 free games for Omni One + 6 free months of Omni Online.

$10,000+ | Trailblazer

Invest $10,000+ and receive 5 free games for Omni One + 12 free months of Omni Online.

$20,000+ | Pioneer

Invest $20,000+ and receive a free Omni One system OR 50% off all Omni One accessories for 1 year PLUS: Receive 5 free games for Omni One + 12 free months of Omni Online.

$50,000+ | Legend

Invest $50,000+ and receive the "Pioneer" perks + a VIP visit to Austin that includes the following: - Air travel for two people (within continental U.S.) - Accommodation in a 5-star hotel for 3 nights (1 room) - BBQ lunch or dinner with Virtuix's CEO Jan Goetgeluk - Visit to Virtuix's office to meet the team and try our products.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement.*

The Company and its Business

Company Overview

Company Overview

We are the creator of Omni, an omnidirectional treadmill that lets players walk and run in 360 degrees inside virtual reality games and other applications.

Business Model

Omni One has an upfront purchase price of $2,595, on which we target to make a gross margin of 50%. Additionally, Omni One offers a monthly subscription called Omni Online, at $14/month, that provides access to online multiplayer gameplay, leaderboards, esports contests, cloud saves, and more. Lastly, Omni One has its own proprietary game store where players purchase their games. We keep a revenue share of 30% on sales of third-party games and 100% on sales of our own, first-party titles.

Corporate Structure

Virtuix Holdings Inc. ("Virtuix Holdings" or "the company") was formed on December 20, 2013, as a Delaware Corporation. The company operates three wholly-owned subsidiaries: Virtuix Inc., a Delaware corporation formed on April 15, 2013, for the purpose of developing virtual reality hardware and software; Virtuix Manufacturing Ltd., a subsidiary organized in Hong Kong and formed on January 29, 2015; and Virtuix Manufacturing Taiwan Ltd., a subsidiary organized in Taiwan and formed on January 17, 2023.

In July 2016, the Company formed a joint venture with Hero Entertainment, a Chinese game publisher and esports operator, to develop active virtual reality content and product bundles for the Chinese and U.S. markets. The joint venture, named Heroix VR (Shanghai) Co., Ltd. (the "Joint Venture"), is a Sino-foreign equity joint venture company established under the laws of the People's Republic of China and registered in Shanghai. Virtuix Manufacturing Ltd. has 49% ownership and does not have control over the Joint Venture, therefore, the investment is accounted for using the equity method. In October 2016, the Joint Venture began operations.

Intellectual Property

The company has secured 19 patents covering mechanical design, motion tracking, and game integration. 8 more patents are pending. The company also owns 12 registered trademarks.

Competitors and Industry

Competitors

Our main competitor is KAT VR, a Chinese company. They don't offer a complete system, rather, they sell their omnidirectional treadmill as a peripheral that they claim to be compatible with all existing VR headsets and games.

Another competing omnidirectional treadmill is Infinadeck. This is a large motorized device for commercial use that costs about $60,000.

Industry

In a recent Omni One customer survey, 55% of respondents indicated they don't yet own a VR headset, and 40% barely play video games (less than 2 hours per week).

Omni One doesn't depend on the existing market for VR headsets or video games. Instead, Omni One defines its own entertainment category, allowing players to move around physically inside virtual worlds and burn calories while doing so. Applications extend far beyond gaming, including virtual tourism, exercise and fitness, and social events.

Our large install base of out-of-home Omni systems and existing player base of over 300,000 players provide an excellent demo and sales channel for Omni One at no incremental cost. Thanks to this existing player base and Omni One's demonstrated excitement and demand (incl. an email waitlist of over 35,000 subscribers), our initial customer acquisition cost is projected to be low.

Current Stage and Roadmap

Current Stage

We have two existing commercial products: Omni Pro and Omni Arena. Our new product, Omni One (our first consumer system for the home) started shipping in January 2023 for beta testing.

Future Roadmap

The thrill of walking around inside video games has blown the minds of players at our commercial venues. We plan to take our success in commercial entertainment and scale it into the home. The time is now: the technology is ready, the business model is mature, and the market is asking for our product. We have a devoted player base of over 300,000 players and an established waitlist for Omni One of over 35,000 subscribers. With the proceeds of this financing, we'll be able to expand our working capital and ramp up the production of Omni One.

Join our mission to roll out Omni One and bring our popular gaming experience to millions of homes around the world.

The Team

Officers and Directors

Name: Jan Roger Goetgeluk

Jan Roger Goetgeluk's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer and Board Member
  Dates of Service: February, 2013 - Present
  Responsibilities: Jan is Virtuix's founder and CEO. Since Jan. 1, 2023, Jan receives 250k a year in cash compensation.

Name: David Robert Malcolm Allan

David Robert Malcolm Allan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President, COO and Board Member
  Dates of Service: August, 2013 - Present
  Responsibilities: David is responsible for hardware engineering and worldwide operations. He leads teams at the company's Austin headquarters and also oversees the company's Asian subsidiaries. Starting Jan 1, 2023, David's salary is $300k.

Name: Michael Bradley McGovern

Michael Bradley McGovern's current primary role is with Seitz, DeMarco & McGovern PLLC.. Michael Bradley McGovern currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: December, 2016 - Present
  Responsibilities: Member of the board. Brad does not receive cash compensation.

Other business experience in the past three years:

- **Employer:** Seitz, DeMarco & McGovern PLLC.
  Title: Managing Partner
  Dates of Service: November, 2012 - Present
  Responsibilities: Brad McGovern is the Managing Partner of Seitz, DeMarco & McGovern.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the SAFEs should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide our products at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation cap for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any SAFE purchased through this crowdfunding campaign and the securities issuable upon conversion of the SAFE are subject to SEC limitations of transfer. This means that the SAFE and its securities issuable upon conversion cannot be resold for a period of one year. The exception to this rule is if you are transferring the securities back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the virtual reality industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering SAFEs in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it

cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Interest rates are rising, and it may be a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock or prior series of preferred stock. In addition, if we need to raise more equity capital, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not

materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current products are variants on one type of product, providing an omni-directional treadmill for use in virtual reality applications. Our revenues are therefore dependent upon the market for omni-directional treadmills and their applications.

We may never have an operational product or service
It is possible that there may never be a mass produced Omni One product. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders or creditors.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a beta version of Omni One. Delays or cost overruns in the development of Omni One and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The underlying security that an investor is buying (Series B Preferred) has voting rights attached to them. However, you will be part of the minority shareholders of the Company and will agree to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating

needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the SAFEs we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We compete with larger, established companies who may have respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company's products over other activities and products.

We are an early stage company and have not yet generated any profits
Virtuix was formed in 2013.. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current

and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Virtuix has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has few customers and little revenue. If you are investing in this company, it's because you think that Omni One is a good idea, that the team will be able to successfully market, and sell the product, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
The Company owns many patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent, trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our patents, trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Patent, trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s), trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s), trademark(s) or copyright(s)

could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patent(s), trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell products is dependent on outside government regulation such as the FCC (Federal Communications Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As a cloud-based business, we may be vulnerable to hackers who may access the data of our customers and players. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks

either on our technology provider or on Virtuix could harm our reputation and materially negatively impact our financial condition and business.

The delivery and quality of the company's primary product is dependent on third-party manufacturers.

The company's primary product is manufactured by third parties. Although the company provides the product's design, specifications, and quality standards, to meet the required quality standards it relies on a supply chain of several contract manufacturers in China and Taiwan, who assemble the final product, and over 50 manufacturers in China, Taiwan, and the U.S. who supply raw materials and components. Difficulties encountered by one or more manufacturers may result in a poor-quality product or the inability to deliver product in a timely manner. If the current manufacturers encounter difficulties, the company may be required to find other manufacturers, resulting in delays.

The company's future success is dependent on the continued service of a small executive management team.

The company depends on the skill and experience of two individuals, Jan Goetgeluk and David Allan. Each has a different skill set. The company's success is dependent on their ability to manage all aspects of the business effectively. Because the company is relying on its small executive management team, it lacks certain business development resources that may hurt its ability to grow its business. Any loss of key members of the executive team could have a negative impact on the company's ability to manage and grow its business effectively. The company does not maintain a key person life insurance policy on any of the members of its senior management team. As a result, the company would have no way to cover the financial loss if it were to lose the services of its directors or officers.

Virtuix could be adversely affected by product liability, personal injury, or other health and safety issues.

The company could be adversely impacted by the supply of defective products. Defective products or errors in the company's technology could lead to serious injury or death. Product liability or personal injury claims may be asserted against the company with respect to any of the products it supplies or services it provides. Virtuix is also liable for harms caused by any faults in raw materials or products supplied by third-party manufacturers and suppliers that it utilizes. It is the company's responsibility to maintain a quality management system and to audit its suppliers to ensure that products supplied to the company meet proper standards. Should a product or other liability issue arise, the coverage limits under insurance programs and the indemnification amounts available to the company may not be adequate to protect it against claims and judgments. The company also may not be able to maintain such insurance on acceptable terms in the future. The company could suffer significant reputational damage and financial liability if it experiences any of the foregoing health and safety issues or incidents, which could have a material adverse effect on its business operations, financial condition, and results of operations.

All of the company's assets, including intellectual property, are pledged as collateral

to a lender.

Pursuant to the Loan and Security Agreement dated April 27, 2022 and the IP Security Agreement dated April 27, 2022 between the following parties: Virtuix Holdings, Inc., Virtuix Inc., Virtuix Manufacturing Ltd., and Venture Lending and Leasing IX, Inc. and WTI Fund X, Inc., the company has granted a security interest in all of its personal property and intellectual property, whether it exists as of April 27, 2022 or is later acquired. In the event the company is in an Event of Default (as defined by the Loan and Security Agreement), or breaches any warranty or agreement made in the Loan and Security Agreement and does not cure the breach within 30 days, the lender could acquire all of the company's assets, including all of its intellectual property.

Adverse changes in economic and political policies in China, or Chinese laws or regulations could have a material adverse effect on business conditions and the overall economic growth of China, which could adversely affect our business.

The Chinese economy differs from the economies of other countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Despite reforms, the government continues to exercise significant control over China's economic growth by way of the allocation of resources, control over foreign currency-denominated obligations and monetary policy and provision of preferential treatment to particular industries or companies.

Tax and accounting rules for our subsidiary operating in mainland China differ from those of our parent entity and Hong Kong based subsidiary.

Virtuix Manufacturing (Zhuhai) Co., Ltd. ("VML_ZH") is a subsidiary of the company registered in Zhuhai, Guangdong, China that was formed to sell products to Chinese customers and transact CNY-denominated business with Chinese suppliers. Under the People's Republic of China Enterprise Income Tax Law, enterprise income tax is collected from companies on a quarterly basis, and is based on the net income companies obtain while exercising their business activity, normally during one business year. The standard tax rate is 25%. We will be required to account for this tax treatment throughout the year, which may impact the presentation of our financial results. Further, in a traditional parent-subsidiary company relationship, cash generated by the subsidiary would be able to freely flow up to the parent. However, currency controls applicable to VML_ZH prevent that movement of cash, which we will need to account for in the presentation of our financial results.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect Virtuix's business.

Virtuix's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the shares and the financial condition of the company's investors or prospective investors, resulting in reduced demand for the shares generally. Further, such risks could cause limited attendance to location-based entertainment venues,

such as arcades, or result in persons avoiding holding or appearing at in-person events that utilize Virtuix products. “Shelter-in-place” or other such orders by governmental entities could also disrupt the company’s operations, if those employees of the company who cannot perform their duties from home are unable to report to work.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jan Goetgeluk	5,500,000	Common Stock	20.1246%

The Company's Securities

The Company has authorized Common Stock, Series Seed Preferred Stock, Series 2 Seed Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series B Preferred Stock, and StartEngine Crowdfunding SAFE (this offering).

Common Stock

The amount of security authorized is 37,000,000 with a total of 8,000,000 outstanding.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors, but excluding matters that relate solely to the terms of a series of Preferred Stock.

Material Rights

The total amount outstanding includes 2,267,008 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 232,992 shares to be issued pursuant to stock options, reserved but unissued.

Series Seed Preferred Stock

The amount of security authorized is 4,000,000 with a total of 3,906,250 outstanding.

Voting Rights

Each holder of each share of Preferred Stock (i) shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Preferred Stock could be converted at the record date for determination of the stockholders entitled to vote, or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited, (ii) shall have voting rights and powers equal to the voting rights and powers of the Common Stock (except as otherwise provided herein or as required by law, voting together with the Common Stock as a single class) and (iii) shall be entitled to notice of any stockholders' meeting in accordance with the Corporation's Bylaws. Fractional votes shall not, however, be

permitted and any fractional voting resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Each holder of each share of Common Stock shall be entitled to one vote. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate that relates solely to the terms of a series of Preferred Stock if the holders of such series of Preferred Stock are entitled to vote thereon pursuant to the Delaware General Corporation Law.

Material Rights

The total amount outstanding includes 156,250 shares to be issued pursuant to outstanding warrants.

Dividend Rights: Holders of Designated Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Those dividends are paid ratably to the holders of Common Stock and Preferred Stock based on the number of shares of Common Stock which would be held by each stockholder if all of the Preferred Stock was converted to Common Stock under the terms of the company's Fifth Amended and Restated Certificate of Incorporation. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Right to Receive Liquidation Distributions: In the event of the company's liquidation, dissolution, or winding up, holders of its Designated Preferred Stock are entitled to a liquidation preference superior to the Common Stock. Holders of Designated Preferred Stock will receive an amount for each share equal to the original price paid for the shares plus any declared but unpaid dividends thereon. If, upon such liquidation, dissolution or winding up, the assets and funds that are distributable to the holders of Designated Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably among the holders of the Designated Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

Preemptive Rights: Investors that acquire at least 85,000 shares of Preferred Stock generally are entitled to preemptive rights to acquire shares in any new offering of equity securities by the company. Holders of less than 85,000 shares do not have preemptive rights. There are no redemptive or sinking fund provisions applicable to the company's Designated Preferred Stock.

Terms of Conversion: The Designated Preferred Stock of Virtuix Holdings Inc. is convertible into the Common Stock of the company . Each share of Designated Preferred Stock is convertible at the option of the holder of the share as any time after issuance and prior to the closing of any transaction that constitutes a liquidation event of the company. The conversion price of the Designated Preferred Stock is equal to the issue price subject to adjustment as discussed under Anti-Dilution Rights

below.

Additionally, each share of the Designated Preferred Stock will automatically convert into the Common Stock of the company immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933, in which the aggregate gross proceeds raised are at least $40 million. The shares will convert in the same manner as the voluntary conversion.

Anti-Dilution Rights: Holders of Virtuix Holdings Inc. Designated Preferred Stock will receive certain anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the respective series of Designated Preferred Stock. If equity securities are subsequently issued by the company at a price per share less than the conversion price of the Designated Preferred Stock then in effect, the conversion price of the Designated Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as provided for in the Fifth Amended and Restated Certificate of Incorporation.

Series 2 Seed Preferred Stock

The amount of security authorized is 4,300,000 with a total of 3,601,709 outstanding.

Voting Rights

Each holder of each share of Preferred Stock (i) shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Preferred Stock could be converted at the record date for determination of the stockholders entitled to vote, or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited, (ii) shall have voting rights and powers equal to the voting rights and powers of the Common Stock (except as otherwise provided herein or as required by law, voting together with the Common Stock as a single class) and (iii) shall be entitled to notice of any stockholders' meeting in accordance with the Corporation's Bylaws. Fractional votes shall not, however, be permitted and any fractional voting resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Each holder of each share of Common Stock shall be entitled to one vote. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate that relates solely to the terms of a series of Preferred Stock if the holders of such series of Preferred Stock are entitled to vote thereon pursuant to the Delaware General Corporation Law.

Material Rights

Dividend Rights: Holders of Designated Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Those dividends are paid ratably to the holders of Common Stock and Preferred Stock based on the number of shares of Common Stock which would be held

by each stockholder if all of the Preferred Stock was converted to Common Stock under the terms of the company's Fifth Amended and Restated Certificate of Incorporation. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Right to Receive Liquidation Distributions: In the event of the company's liquidation, dissolution, or winding up, holders of its Designated Preferred Stock are entitled to a liquidation preference superior to the Common Stock. Holders of Designated Preferred Stock will receive an amount for each share equal to the original price paid for the shares plus any declared but unpaid dividends thereon. If, upon such liquidation, dissolution or winding up, the assets and funds that are distributable to the holders of Designated Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably among the holders of the Designated Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

Preemptive Rights: Investors that acquire at least 85,000 shares of Preferred Stock generally are entitled to preemptive rights to acquire shares in any new offering of equity securities by the company. Holders of less than 85,000 shares do not have preemptive rights. There are no redemptive or sinking fund provisions applicable to the company's Designated Preferred Stock.

Terms of Conversion: The Designated Preferred Stock of Virtuix Holdings Inc. is convertible into the Common Stock of the company . Each share of Designated Preferred Stock is convertible at the option of the holder of the share as any time after issuance and prior to the closing of any transaction that constitutes a liquidation event of the company. The conversion price of the Designated Preferred Stock is equal to the issue price subject to adjustment as discussed under Anti-Dilution Rights below.

Additionally, each share of the Designated Preferred Stock will automatically convert into the Common Stock of the company immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933, in which the aggregate gross proceeds raised are at least $40 million. The shares will convert in the same manner as the voluntary conversion.

Anti-Dilution Rights: Holders of Virtuix Holdings Inc. Designated Preferred Stock will receive certain anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the respective series of Designated Preferred Stock. If equity securities are subsequently issued by the company at a price per share less than the conversion price of the Designated Preferred Stock then in effect, the conversion price of the Designated Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as provided for in the Fifth Amended and Restated Certificate of Incorporation.

Series A-1 Preferred Stock

The amount of security authorized is 7,000,000 with a total of 4,839,095 outstanding.

Voting Rights

Each holder of each share of Preferred Stock (i) shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Preferred Stock could be converted at the record date for determination of the stockholders entitled to vote, or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited, (ii) shall have voting rights and powers equal to the voting rights and powers of the Common Stock (except as otherwise provided herein or as required by law, voting together with the Common Stock as a single class) and (iii) shall be entitled to notice of any stockholders' meeting in accordance with the Corporation's Bylaws. Fractional votes shall not, however, be permitted and any fractional voting resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Each holder of each share of Common Stock shall be entitled to one vote. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate that relates solely to the terms of a series of Preferred Stock if the holders of such series of Preferred Stock are entitled to vote thereon pursuant to the Delaware General Corporation Law.

Material Rights

The total amount outstanding includes 192,088 shares to be issued pursuant to outstanding warrants.

<u>Dividend Rights:</u> Holders of Designated Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Those dividends are paid ratably to the holders of Common Stock and Preferred Stock based on the number of shares of Common Stock which would be held by each stockholder if all of the Preferred Stock was converted to Common Stock under the terms of the company's Fifth Amended and Restated Certificate of Incorporation. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

<u>Right to Receive Liquidation Distributions:</u> In the event of the company's liquidation, dissolution, or winding up, holders of its Designated Preferred Stock are entitled to a liquidation preference superior to the Common Stock. Holders of Designated Preferred Stock will receive an amount for each share equal to the original price paid for the shares plus any declared but unpaid dividends thereon. If, upon such liquidation, dissolution or winding up, the assets and funds that are distributable to the holders of Designated Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably among the holders of the Designated Preferred Stock

in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

Preemptive Rights: Investors that acquire at least 85,000 shares of Preferred Stock generally are entitled to preemptive rights to acquire shares in any new offering of equity securities by the company. Holders of less than 85,000 shares do not have preemptive rights. There are no redemptive or sinking fund provisions applicable to the company's Designated Preferred Stock.

Terms of Conversion: The Designated Preferred Stock of Virtuix Holdings Inc. is convertible into the Common Stock of the company . Each share of Designated Preferred Stock is convertible at the option of the holder of the share as any time after issuance and prior to the closing of any transaction that constitutes a liquidation event of the company. The conversion price of the Designated Preferred Stock is equal to the issue price subject to adjustment as discussed under Anti-Dilution Rights below.

Additionally, each share of the Designated Preferred Stock will automatically convert into the Common Stock of the company immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933, in which the aggregate gross proceeds raised are at least $40 million. The shares will convert in the same manner as the voluntary conversion.

Anti-Dilution Rights: Holders of Virtuix Holdings Inc. Designated Preferred Stock will receive certain anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the respective series of Designated Preferred Stock. If equity securities are subsequently issued by the company at a price per share less than the conversion price of the Designated Preferred Stock then in effect, the conversion price of the Designated Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as provided for in the Fifth Amended and Restated Certificate of Incorporation.

Series A-2 Preferred Stock

The amount of security authorized is 7,000,000 with a total of 6,982,641 outstanding.

Voting Rights

Each holder of each share of Preferred Stock (i) shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Preferred Stock could be converted at the record date for determination of the stockholders entitled to vote, or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited, (ii) shall have voting rights and powers equal to the voting rights and powers of the Common Stock (except as otherwise provided herein or as required by law, voting together with the Common Stock as a single class) and (iii) shall be entitled to notice of any stockholders' meeting in accordance with the Corporation's Bylaws. Fractional votes shall not, however, be

permitted and any fractional voting resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Each holder of each share of Common Stock shall be entitled to one vote. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate that relates solely to the terms of a series of Preferred Stock if the holders of such series of Preferred Stock are entitled to vote thereon pursuant to the Delaware General Corporation Law.

Material Rights

The total amount outstanding includes 50,066 shares to be issued pursuant to outstanding warrants.

Dividend Rights: Holders of Designated Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Those dividends are paid ratably to the holders of Common Stock and Preferred Stock based on the number of shares of Common Stock which would be held by each stockholder if all of the Preferred Stock was converted to Common Stock under the terms of the company's Fifth Amended and Restated Certificate of Incorporation. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Right to Receive Liquidation Distributions: In the event of the company's liquidation, dissolution, or winding up, holders of its Designated Preferred Stock are entitled to a liquidation preference superior to the Common Stock. Holders of Designated Preferred Stock will receive an amount for each share equal to the original price paid for the shares plus any declared but unpaid dividends thereon. If, upon such liquidation, dissolution or winding up, the assets and funds that are distributable to the holders of Designated Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably among the holders of the Designated Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

Preemptive Rights: Investors that acquire at least 85,000 shares of Preferred Stock generally are entitled to preemptive rights to acquire shares in any new offering of equity securities by the company. Holders of less than 85,000 shares do not have preemptive rights. There are no redemptive or sinking fund provisions applicable to the company's Designated Preferred Stock.

Terms of Conversion: The Designated Preferred Stock of Virtuix Holdings Inc. is convertible into the Common Stock of the company . Each share of Designated Preferred Stock is convertible at the option of the holder of the share as any time after issuance and prior to the closing of any transaction that constitutes a liquidation event of the company. The conversion price of the Designated Preferred Stock is equal to the issue price subject to adjustment as discussed under Anti-Dilution Rights

below.

Additionally, each share of the Designated Preferred Stock will automatically convert into the Common Stock of the company immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933, in which the aggregate gross proceeds raised are at least $40 million. The shares will convert in the same manner as the voluntary conversion.

Anti-Dilution Rights: Holders of Virtuix Holdings Inc. Designated Preferred Stock will receive certain anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the respective series of Designated Preferred Stock. If equity securities are subsequently issued by the company at a price per share less than the conversion price of the Designated Preferred Stock then in effect, the conversion price of the Designated Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as provided for in the Fifth Amended and Restated Certificate of Incorporation.

Series B Preferred Stock

The amount of security authorized is 7,000,000 with a total of 0 outstanding.

Voting Rights

Each holder of each share of Preferred Stock (i) shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Preferred Stock could be converted at the record date for determination of the stockholders entitled to vote, or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited, (ii) shall have voting rights and powers equal to the voting rights and powers of the Common Stock (except as otherwise provided herein or as required by law, voting together with the Common Stock as a single class) and (iii) shall be entitled to notice of any stockholders' meeting in accordance with the Corporation's Bylaws. Fractional votes shall not, however, be permitted and any fractional voting resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Each holder of each share of Common Stock shall be entitled to one vote. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate that relates solely to the terms of a series of Preferred Stock if the holders of such series of Preferred Stock are entitled to vote thereon pursuant to the Delaware General Corporation Law.

Material Rights

Dividend Rights: Holders of Designated Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Those dividends are paid ratably to the holders of Common Stock and Preferred Stock based on the number of shares of Common Stock which would be held

by each stockholder if all of the Preferred Stock was converted to Common Stock under the terms of the company's Fifth Amended and Restated Certificate of Incorporation. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Right to Receive Liquidation Distributions: In the event of the company's liquidation, dissolution, or winding up, holders of its Designated Preferred Stock are entitled to a liquidation preference superior to the Common Stock. Holders of Designated Preferred Stock will receive an amount for each share equal to the original price paid for the shares plus any declared but unpaid dividends thereon. If, upon such liquidation, dissolution or winding up, the assets and funds that are distributable to the holders of Designated Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably among the holders of the Designated Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

Preemptive Rights: Investors that acquire at least 85,000 shares of Preferred Stock generally are entitled to preemptive rights to acquire shares in any new offering of equity securities by the company. Holders of less than 85,000 shares do not have preemptive rights. There are no redemptive or sinking fund provisions applicable to the company's Designated Preferred Stock.

Terms of Conversion: The Designated Preferred Stock of Virtuix Holdings Inc. is convertible into the Common Stock of the company . Each share of Designated Preferred Stock is convertible at the option of the holder of the share as any time after issuance and prior to the closing of any transaction that constitutes a liquidation event of the company. The conversion price of the Designated Preferred Stock is equal to the issue price subject to adjustment as discussed under Anti-Dilution Rights below.

Additionally, each share of the Designated Preferred Stock will automatically convert into the Common Stock of the company immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933, in which the aggregate gross proceeds raised are at least $40 million. The shares will convert in the same manner as the voluntary conversion.

Anti-Dilution Rights: Holders of Virtuix Holdings Inc. Designated Preferred Stock will receive certain anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the respective series of Designated Preferred Stock. If equity securities are subsequently issued by the company at a price per share less than the conversion price of the Designated Preferred Stock then in effect, the conversion price of the Designated Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as provided for in the Fifth Amended and Restated Certificate of Incorporation.

StartEngine Crowdfunding SAFE (this offering)

The security will convert into Series b preferred stock and the terms of the StartEngine Crowdfunding SAFE (this offering) are outlined below:

Amount outstanding: $0.00
Maturity Date: February 16, 2024
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $180,000,000.00
Conversion Trigger: 5000000

Material Rights

Investors who purchase Crowdfunding SAFEs in this offering will agree to sign on as "Investors" to the ROFR Agreement, Investor Rights Agreement and Voting Agreement, as amended, attached to this offering document in Exhibit F. Please review Exhibit F for a description of the material terms that correspond to these agreements.

Voting Proxy

Investors will agree to appoint as voting proxy and grant a power of attorney to the Chief Executive Officer of the Company with respect to matters further described in the Voting Agreement.

Crowdfunding SAFE Terms

(a) Equity Financing.

If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(e) of the Crowdfunding SAFE, the Company shall notify the Investor of the closing of the Equity Financing and issue to the Investor a number of shares of the Crowdfunding Stock. The number of shares of the Crowdfunding Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price.

(b) Liquidity Event.

If there is a Liquidity Event before the termination of this instrument , the Investor will automatically receive from the Company a number of shares of the Crowdfunding Stock equal to the Purchase Amount divided by the Liquidity Price. In connection with this Section 1(b), the shares will be issued by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

(c) Maturity. Unless this Crowdfunding Safe has been previously converted in accordance with the terms of this Crowdfunding Safe, on the Maturity Date, this Crowdfunding Safe shall automatically convert into Crowdfunding Stock. The number of shares of the Crowdfunding Stock shall equal the quotient obtained by dividing (x)

the Purchase Amount by (y) the Safe Price.

(d) Dissolution Event. If there is a Dissolution Event before this instrument terminates , subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the Investor, all holders of other Crowdfunding Safes (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event) and all holders of Common Stock.

(e) Termination. This instrument will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the Crowdfunding Stock to the Investor pursuant to Section 1(a), 1(b) or 1(c); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(d).

"Change of Control" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"Common Stock" means common stock, par value .001 per share, of the Company.

"Conversion Price" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of the Crowdfunding Stock.

"Crowdfunding Stock" shall mean shares of Series B Preferred Stock, par value $0.001 per share, of the Company as authorized under the Fifth Amended and Restated Certificate of Incorporation attached as Exhibit F to this offering, where the issuance price per share shall be equal to the Conversion Price for the shares received in a conversion pursuant to Section 1(a), the Liquidity Price for shares received in a conversion pursuant to Section 1(b) and the Safe Price for shares received in a conversion pursuant to Section 1(c).

"Discount Price" means the price per share of Common Stock or Preferred Stock, as applicable, sold in an Equity Financing multiplied by the Discount Rate.

“Dissolution Event” means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company’s creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

“Dividend Amount” means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

“Equity Financing” shall mean a bonafide transaction or series of transactions pursuant to which the the Company sells its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $5,000,000 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

“Equity Securities” shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

“Fully Diluted Capitalization” shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company’s existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Safes, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

“IPO” means the closing of the Company’s first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

“Liquidity Capitalization” means the number, as of immediately prior to the Liquidity Event, of shares of the Company’s capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

“Liquidity Event” means a Change of Control or an IPO.

“Liquidity Price” means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

“Lock-up Period” means the period commencing on the date of the final prospectus relating to the Company’s IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

“Preferred Stock” means the preferred stock of the Company.

“Regulation CF” means Regulation Crowdfunding promulgated under the Securities Act.

“Safe” means any simple agreement for future equity (or other similar agreement), including a Crowdfunding Safe, which is issued by the Company for bonafide financing purposes and which may convert into Capital Stock in accordance with its terms.

“Safe Price” means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

What it means to be a minority holder

As a minority holder of Crowdfunding SAFEs and, once converted, Series B Preferred Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends,

and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $2,559,304.00
  Use of proceeds: Development of Omni One and general corporate purposes.
  Date: April 16, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Series A-2 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $14,999,943.00
  Number of Securities Sold: 5,006,647
  Use of proceeds: Development of Omni One
  Date: December 30, 2020
  Offering exemption relied upon: Regulation A+

- **Name:** Series A-2 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,975,145.00
  Number of Securities Sold: 659,258
  Use of proceeds: Development of Omni One
  Date: March 15, 2021
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended March 31, 2021 compared to year ended March 31, 2022

Revenue

Revenue for fiscal year 2022 was $3,709,966, a 76% increase compared to fiscal year 2021 revenue of $2,103,090. The increase in sales was primarily driven by an increase in Omni Arena installations, as the out-of-home entertainment industry continued to recover from a period of mandated lockdowns related to the Covid-19 pandemic.

Cost of goods sold

Cost of goods sold in fiscal year 2022 was $3,128,272, an increase of $1,601,254 from costs of goods sold of $1,527,018 in fiscal year 2021. The increase was primarily due to an increase in sales.

Gross margins

Fiscal year 2022 gross profit increased by $5,622 over fiscal year 2021 gross profit, however, gross margins as a percentage of revenues decreased from 27% in 2021 to 16% in 2022. This decrease in gross margin was primarily caused by a significant increase in material and logistics costs following the Covid-19 pandemic.

Operating expenses

The Company's operating expenses consist of, among other things, research and development expenses, marketing and sales expenses, and general and administrative expenses. Operating expenses in fiscal year 2022 increased $1,722,311 from fiscal year 2021. Approximately $1,200,000 of this increase was due to increased research and development expenses related to the development of Omni One.

Historical results and cash flows:

The Company is currently in the "beta" production stage of Omni One and is revenue generating. We are of the opinion that historical cash flows will not be indicative of

the revenue and cash flows expected for the future because revenues are expected to increase meaningfully as production output of Omni One increases. Past cash was primarily generated through sales of Omni Arena. Our goal is to exit Omni One's beta phase and start mass production of Omni One in calendar year 2023.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 31, 2022, the Company has capital resources available in the form of a line of credit for $2,000,000 from Western Technology Investment, an EIDL loan in the amount of $25,000, and $2,638,175 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support our research and development expenses as well as working capital requirements related to Omni One.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 64% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 6 months. This is based on a current monthly burn rate of $450,000 for expenses related to research and development, sales and marketing, and general and administrative expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 18 months. This is based on a current monthly burn rate of $450,000 for expenses related to research and development, sales and marketing, and general and administrative expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including a preferred stock offering of Series B preferred stock anticipated to start in the second half of 2023. Additionally, in concurrence with this offering of up to $5,000,000 of SAFEs under Regulation Crowdfunding under the Securities Act, the Company is also selling SAFEs to accredited investors under Rule 506(c) of Regulation D of the Securities and Exchange Commission, up to an aggregate purchase amount of $3,000,000.

Indebtedness

- **Creditor:** Western Technology Investment
  Amount Owed: $1,178,543.18
  Interest Rate: 12.25%
  Maturity Date: September 01, 2025
  Interest calculated as of 2/1/2023.

- **Creditor:** EIDL Loan
  Amount Owed: $26,966.00
  Interest Rate: 3.75%
  Maturity Date: August 29, 2050
  Interest calculated as of 2/1/2023.

Related Party Transactions

- **Name of Entity:** Heroix VR (Shanghai) Co., Ltd.
  Names of 20% owners: Hero Entertainment, Virtuix Manufacturing Limited
  Relationship to Company: Joint Venture
  Nature / amount of interest in the transaction: During the years ended March 31, 2022 and 2021, the following related party transactions occurred: the Company's China subsidiary had sales to Heroix of $305,816 and $292,072, respectively. As of March 31, 2022, the Company's China subsidiary had accounts payable to Heroix of $3,365 and held prepayments from Heroix for unshipped orders of $66,964. As of March 31, 2021, the Company's China subsidiary had zero accounts payable to Heroix and held prepayments from Heroix of $133,724.
  Material Terms: N/A

Valuation

Valuation Cap: $180,000,000.00

Valuation Cap Details: The Company believes this valuation cap is appropriate based in its internal sales projections for the next year. The Company believes a 6x revenue multiplier is appropriate as Apple, which also sells hardware and makes money from their app store and subscriptions has a 6x multiple. THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Premium Deferred Fee*
  94.5%
  StartEngine Premium Deferred Fee

If we raise the over allotment amount of $5,000,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Inventory*
  40.0%
  We will use 40% of the funds raised to finance inventory of both raw materials and finished goods of Omni One in order to ramp up production and shorten delivery times of the product.

- *Research & Development*
  29.5%
  We will use 29.5% of the funds raised for continued product development of Omni One and future products.

- *General & Administrative*
  25.0%
  We will use 25% of the funds to cover general and administrative expenses related to the day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than July 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://virtuix.com/ (www.virtuix.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/virtuix

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Virtuix Holdings Inc.

[See attached]

VIRTUIX HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND MARCH 31, 2021
AND
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021
WITH
INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Virtuix Holdings, Inc.
Austin, Texas

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying consolidated financial statements of Virtuix Holdings, Inc. and subsidiaries (the "Company") which comprise the consolidated balance sheets as of March 31, 2022 and 2021, and the related consolidated statements of operations, changes in stockholder's equity/(deficit), and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2022 and 2021, and the results of its consolidated operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 14 to the financial statements, the Company has not generated profits since inception, has negative cash flows from operations, has sustained net losses of $4,703,384 and $3,845,456 for the years ended March 31, 2022 and 2021, respectively, and has an accumulated deficit of $29,937,093 and $25,233,709 as of March 31, 2022 and 2021, respectively. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 14. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Denver, Colorado
December 20, 2022

VIRTUIX HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

ASSETS

	March 31, 2022	March 31, 2021
CURRENT ASSETS		
Cash and cash equivalents	$ 5,809,264	$ 6,197,295
Accounts receivable, trade	98,259	195,861
Inventory	1,853,720	514,324
Other receivables	20,948	5,585
Prepaids and other current assets	251,192	218,351
TOTAL CURRENT ASSETS	8,033,383	7,131,416
NONCURRENT ASSETS		
Property and equipment	759,927	744,211
Less: accumulated depreciation	(650,481)	(538,242)
Net property and equipment	109,446	205,969
Intangibles	1,202,409	648,137
Less: accumulated amortization	(333,138)	(225,490)
Net intangibles	869,271	422,647
Investment in joint venture	70,970	-
Deferred tax asset (net of valuation allowance of $5,264,297 and $4,243,800 at March 31, 2022 and March 31, 2021, respectively)	-	-
TOTAL NONCURRENT ASSETS	1,049,687	628,616
TOTAL ASSETS	$ 9,083,070	$ 7,760,032

See Independent Auditor's Report and the accompanying notes to the consolidated financial statements, which are an integral part of these consolidated financial statements.

VIRTUIX HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

LIABILITIES AND STOCKHOLDERS' EQUITY

	March 31, 2022	March 31, 2021
CURRENT LIABILITIES		
Accounts payable	$ 565,151	$ 304,583
Accrued expenses	200,952	363,575
Deferred revenue	1,617,294	867,444
Due to related party	-	1,814
Current portion of notes payable	36,614	26,875
Current portion of EIDL loan	-	331
PPP loan	-	177,067
TOTAL CURRENT LIABILITIES	2,420,011	1,741,689
LONG-TERM LIABILITIES		
EIDL loan, net of current portion	25,000	24,669
TOTAL LONG-TERM LIABILITIES	25,000	24,669
TOTAL LIABILITIES	2,445,011	1,766,358
STOCKHOLDERS' EQUITY		
Preferred stock, $.001 par value, 22,300,000 shares authorized, 18,931,266 and 17,005,722 shares issued and outstanding at March 31, 2022 and March 31, 2021, respectively, with liquidation preferences of $38,388,550 and $32,619,620, respectively, at March 31, 2022 and March 30, 2021	18,931	17,006
Additional paid-in capital - preferred stock	35,659,844	30,321,994
Additional paid-in capital - preferred stock warrants	184,428	184,428
Common stock, $.001 par value, 30,000,000 shares authorized, 5,500,000 shares issued and outstanding at both March 31, 2022 and March 31, 2021	5,500	5,500
Additional paid-in capital - common stock	706,449	698,455
Accumulated deficit	(29,937,093)	(25,233,709)
TOTAL STOCKHOLDERS' EQUITY	6,638,059	5,993,674
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 9,083,070	$ 7,760,032

See Independent Auditor's Report and the accompanying notes to the consolidated financial statements, which are an integral part of these consolidated financial statements.

VIRTUIX HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

	2022	2021
NET SALES	$ 3,709,966	$ 2,103,090
COST OF GOODS SOLD	3,128,272	1,527,018
GROSS PROFIT	581,694	576,072
OPERATING EXPENSES		
Selling expenses	850,175	1,021,016
General and administrative expenses	2,702,267	1,986,185
Research and development expenses	1,941,581	764,511
TOTAL OPERATING EXPENSES	5,494,023	3,771,712
LOSS FROM OPERATIONS	(4,912,329)	(3,195,640)
OTHER INCOME (EXPENSE)		
Gain on extinguishment of debt - PPP loan	178,042	178,056
Share of profit of joint venture	70,970	-
Interest income	351	114
Interest expense	(3,529)	(550,765)
Interest expense – beneficial conversion discount	-	(248,888)
TOTAL OTHER INCOME (EXPENSE)	245,834	(621,483)
PROVISION FOR INCOME TAX		
Enterprise income tax expense	789	-
Delaware franchise tax	36,100	28,333
TOTAL PROVISION FOR INCOME TAX	36,889	28,333
NET LOSS	$ (4,703,384)	$ (3,845,456)
Weighted average common shares outstanding:		
Basic and Diluted	5,500,000	5,500,000
Net loss per share:		
Basic and Diluted	$ (0.86)	$ (0.70)

See Independent Auditor's Report and the accompanying notes to the consolidated financial statements, which are an integral part of these consolidated financial statements.

VIRTUIX HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

	Preferred Stock			Common Stock				
	Shares	Amount	Additional Paid-In Capital	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at March 31, 2021	17,005,722	$ 17,006	$ 30,506,422	5,500,000	$ 5,500	$ 698,455	$ (25,233,709)	$ 5,993,674
Preferred stock issued for cash	1,897,507	1,897	5,683,053	-	-	-	-	5,684,950
Preferred stock issued for services	28,037	28	83,972	-	-	-	-	84,000
Preferred stock offering costs	-	-	(429,175)	-	-	-	-	(429,175)
Stock-based compensation	-	-	-	-	-	7,994	-	7,994
Net loss	-	-	-	-	-	-	(4,703,384)	(4,703,384)
Balance at March 31, 2022	**18,931,266**	**$ 18,931**	**$ 35,844,272**	**5,500,000**	**$ 5,500**	**$ 706,449**	**$ (29,937,093)**	**$ 6,638,059**

	Preferred Stock			Common Stock				
	Shares	Amount	Additional Paid-In Capital	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at March 31, 2020	11,973,733	$ 11,974	$ 17,314,372	5,500,000	$ 5,500	$ 682,019	$ (21,388,253)	$ (3,374,388)
Preferred stock issuance	3,680,727	3,681	11,023,791	-	-	-	-	11,027,472
Preferred stock offering costs	-	-	(914,470)	-	-	-	-	(914,470)
Conversion of notes payable	1,326,304	1,326	2,833,866	-	-	-	-	2,835,192
Beneficial conversion feature discount	-	-	248,888	-	-	-	-	248,888
Exercise of preferred stock warrant	24,958	25	(25)	-	-	-	-	-
Stock-based compensation	-	-	-	-	-	16,436	-	16,436
Net loss	-	-	-	-	-	-	(3,845,456)	(3,845,456)
Balance at March 31, 2021	**17,005,722**	**$ 17,006**	**$ 30,506,422**	**5,500,000**	**$ 5,500**	**$ 698,455**	**$ (25,233,709)**	**$ 5,993,674**

See Independent Auditor's Report and the accompanying notes to the consolidated financial statements, which are an integral part of these consolidated financial statements.

VIRTUIX HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (4,703,384)	$ (3,845,456)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization expense	219,887	248,485
Amortization of discount on notes payable	-	83,842
Stock-based compensation	7,994	16,436
Loss on disposal of assets	-	3,672
Share of profit of joint venture	(70,970)	-
Gain on extinguishment of debt - PPP loan	(178,042)	(178,056)
Beneficial conversion feature discount	-	248,888
Stock issuance in exchange for services	84,000	-
(Increase) decrease in assets:		
Prepaid expenses and other current assets	(32,841)	849
Accounts receivable	97,602	40,880
Other receivables	(15,363)	(3,462)
Inventory	(1,339,396)	308,921
Increase (decrease) in liabilities:		
Accounts payable	260,568	(381,165)
Accrued expenses	(161,648)	184,580
Deferred revenue	749,850	(218,439)
CASH USED IN OPERATING ACTIVITIES	(5,081,743)	(3,490,025)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash paid for purchases of property and equipment, including intangibles	(569,988)	(88,527)
CASH USED IN INVESTING ACTIVITIES	(569,988)	(88,527)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of preferred stock	5,684,950	11,027,472
Offering costs	(429,175)	(914,470)
Proceeds from PPP loans	-	354,134
Proceeds from long-term notes payable - EIDL Loan	-	25,000
Payments on long-term notes payable	-	(669,458)
Payments on short-term notes payable	(50,771)	(6,524)
Proceeds from short-term notes payable	60,510	-
Proceeds from convertible notes payable	-	1,019,025
Payments of promissory notes payable	-	(1,164,000)
Issuance costs of convertible notes payable	-	(43,452)
Due to related parties	(1,814)	(4,256)
CASH PROVIDED BY FINANCING ACTIVITIES	5,263,700	9,623,471
NET (DECREASE) INCREASE IN CASH	(388,031)	6,044,919
CASH AT BEGINNING OF YEAR	6,197,295	152,376
CASH AT END OF YEAR	$ 5,809,264	$ 6,197,295

See Independent Auditor's Report and the accompanying notes to the consolidated financial statements, which are an integral part of these consolidated financial statements.

VIRTUIX HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

	2022	2021
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Interest paid	$ 1,477	$ 355,436
Enterprise income taxes paid to People's Republic of China	$ 789	$ -
Delaware franchise tax paid	$ 36,100	$ 28,333
Transfer from property and equipment to inventory	$ -	$ 19,385
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:		
Conversion of promissory notes to convertible notes	$ -	$ 1,300,000
Conversion of accrued interest on promissory notes to convertible notes	$ -	$ 217,978
Conversion of promissory notes to preferred stock	$ -	$ 120,000
Conversion of accrued interest on promissory notes to preferred stock	$ -	$ 58,667
Convertible notes converted to preferred stock	$ -	$ 2,559,304
Accrued interest on convertible notes converted to preferred stock	$ -	$ 97,221
Issuance of convertible promissory notes in lieu of compensation	$ -	$ 22,301
Issuance of preferred stock in exchange for services	$ 84,000	$ -

See Independent Auditor's Report and the accompanying notes to the consolidated financial statements, which are an integral part of these consolidated financial statements.

Note 1. Nature of Operations

Virtuix Holdings Inc. ("Virtuix Holdings" or the "Company") was formed on December 20, 2013 as a Delaware Corporation. The Company has a wholly-owned subsidiary, Virtuix, Inc., a Delaware corporation formed on April 15, 2013. Virtuix, Inc. develops virtual reality hardware and software, primarily the Omni, the first virtual reality interface that allows users to move freely and naturally in video games and virtual worlds, and in February 2019, the VR ARENA, subsequently renamed the Omni Arena, a four-player esports attraction that includes four Omni motion platforms. On June 24, 2015, the Company acquired 10,000 shares of common stock of Virtuix Manufacturing, Limited ("VML"), a wholly-owned subsidiary. VML is a Hong Kong corporation that was formed to conduct manufacturing operations and transact USD-denominated business with suppliers. Virtuix Manufacturing (Zhuhai) Co., Ltd. ("VML_ZH") was formed on July 28, 2016, and is a wholly-owned subsidiary of VML. VML_ZH is a Wholly Foreign-Owned Enterprise ("WFOE") registered in Zhuhai, Guangdong, China that was formed to sell products to Chinese customers and transact CNY-denominated business with Chinese suppliers.

In July 2016, the Company formed a joint venture with Hero Entertainment, a Chinese game publisher and esports operator, to develop active virtual reality content and product bundles for the Chinese and U.S. markets. The joint venture, named Heroix VR (Shanghai) Co., Ltd. (the "Joint Venture" or "Heroix"), is a Sino-foreign equity joint venture company established under the laws of the People's Republic of China and registered in Shanghai. VML has 49% ownership and does not have control over the Joint Venture, therefore, the investment is accounted for using the equity method. In October 2016, the Joint Venture began operations.

Since about March 2020, despite the ongoing public health crisis posed by the COVID-19 outbreak, the Company has continued to serve customers, although business operations have been affected by applicable regulatory restrictions, temporary supply chain disruptions, and other temporary disruptions. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. As such, it is uncertain as to the full magnitude that the crisis will have on the Company's financial condition, liquidity, and future results of operations. Management is actively monitoring the global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce.

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Virtuix Holdings, Inc. as well as its subsidiaries required to be consolidated under accounting principles generally accepted in the United States of America ("GAAP"). Significant intercompany accounts and transactions have been eliminated upon consolidation.

Basis of Presentation

The consolidated financial statements are presented using the accrual basis of accounting, in U.S. dollars which is the Company's functional currency. Therefore, revenues are recognized when earned and expenses are recognized when incurred.

The Company has adopted a fiscal year ending March 31st of each year.

Management's Estimates

Preparing the Company's consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain prior year amounts have been reclassified to conform to current year presentation.

Note 2. Summary of Significant Accounting Policies (continued)

Revenue Recognition
ASC Topic 606, *Revenue from Contracts with Customers* establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the Company's contracts to provide goods to customers. Revenues are recognized when control of the promised goods are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. The Company enters into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations.

The majority of the Company's revenue arrangements generally consist of a single performance obligation to either transfer or install the promised goods, which is when an individual Omni and/or related accessories is shipped, or when an Omni Arena is installed at a customer location, at which time the title transfers to the customer. Therefore for individual Omni and/or related accessories, revenue is recognized upon shipment to the customer. For Omni Arenas, revenue recognition occurs upon installation at a customer's location. In conjunction with the Omni Arena contract, each customer is obligated to be enrolled in the Omni Care program, which is a separate performance obligation. Such revenue is recognized over the life of the program, which is generally twelve months. The Company also sells Omniverse credits, which are credits sold to customers for play time on the Omni units and Omni Arenas. The Company recognizes revenue over the period during which the operator is expected to be able to access and consume the benefits, which has been determined to be two months.

Cash and Cash Equivalents
The Company considers deposits that can be redeemed on demand and investments that have original maturities of less than three months, when purchased, to be cash equivalents. As of March 31, 2022 and 2021, the Company's cash and cash equivalents were deposited primarily in four financial institutions, which exceeded federally insured limits by $5,055,113 and $5,438,301, respectively. All of a depositor's accounts at an insured depository institution, including all non-interest bearing accounts, are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 in total. Balances in excess of this coverage are uninsured and subject to loss should the institution fail, with a possible offset against outstanding loans. The Company has not experienced any losses in such accounts and management believes the Company is not exposed to any significant credit risk related to cash. Cash and cash equivalents in the amount of $172,881 and $86,278, representing foreign deposits at financial institutions, are not insured by the FDIC at March 31, 2022 and 2021, respectively.

Accounts Receivable
Terms of payment are generally thirty days from the invoice date. The collectability of amounts due from customer accounts requires the Company to make judgments regarding future events and trends. This process consists of a thorough review of historical collection experience, current aging status of the customer accounts, and financial condition of the Company's customers. The Company considers its receivables to be fully collectible, accordingly no allowance for doubtful accounts has been recorded. Accounts are charged to bad debt expense as they are determined to be uncollectible.

Inventory Valuation
Inventory is stated at the lower of cost (first-in, first-out) or net realizable value in accordance with Topic 330, *Inventory*. Cost is computed using standard cost, which approximates actual cost. The Company applies net realizable value and obsolescence to the gross value of the inventory. The Company estimates net realizable value based on estimated selling price less further costs to

Note 2. Summary of Significant Accounting Policies (continued)

completion and disposal. The Company impairs slow-moving products by comparing inventories on hand to projected demand. When impairments are established, a new cost basis of the inventory is created.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate.

The estimated useful lives for significant property and equipment categories are as follows:

Computer Equipment	5 years
Furniture and Fixtures	7 years
Machinery and Equipment	3 – 7 years
Office Equipment	5 – 7 years

Fair Value Measurements

The Company's financial instruments consist primarily of cash, accounts receivable, prepaids, accounts payable, accrued expenses, and notes payable. The carrying amounts of such financial instruments approximate their respective estimated fair value due to the short-term maturities and approximate market interest rates of these instruments.

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

- Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
- Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).
- Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate their fair value.

Note 2. Summary of Significant Accounting Policies (continued)

Intangibles
The Company's intangible assets represent software, trademarks, customer lists, and a website, which are amortized on a straight-line basis over the years expected to be benefited. The costs of developing any intangibles for internal use are expensed as incurred.

The estimated useful lives for significant intangible asset categories are as follows:

Software	3 - 5 years
Trademarks	0 years
Customer Lists	3 years
Website	15 years

Software Development Costs
The Company accounts for software development costs in accordance with several accounting pronouncements, including Topic 730, *Research and Development*, Topic 350-40, *Internal-Use Software*, Accounting Standards Update ("ASU") 2018-15, *Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract*, Topic 985-20, *Costs of Computer Software to be Sold, Leased, or Marketed* and Topic 350-50, *Website Development Costs*.

Costs incurred during the period of planning and design, prior to the period determining technological feasibility, for all software developed for internal and external use, has been charged to operations in the period incurred as research and development costs. Additionally, costs incurred after determination of readiness for market have been expensed as research and development. The Company capitalizes certain costs in the development of its proprietary software (computer software to be sold, leased or licensed) for the period after technological feasibility was determined and prior to marketing and initial sales. Once technological feasibility is reached, and the software has been released for sale, such costs are capitalized and amortized to cost of revenue over the estimated lives of the products.

Website development costs have been capitalized, under the same criteria as marketed software.

Deferred Revenue
Deferred revenue represents revenues collected but not earned as of March 31, 2022 and 2021. This is primarily composed of pre-orders of the Omni that have not been completed by the end of the financial reporting period. Deferred revenue also includes pre-orders of Omni Arenas not yet installed, as well as Omniverse Credits and Omni Care pertaining to Omni Arena units installed as of March 31, 2022 and 2021, but for which revenue cannot yet be recognized. For the years ended March 31, 2022 and 2021, changes in deferred revenue were due to the following:

	March 31, 2022	March 31, 2021
Beginning deferred revenue	$ 867,444	$ 1,085,883
Amounts deferred during the year	3,556,223	1,228,786
Less refunds	(208,342)	(24,198)
Less revenue recognized	(2,598,031)	(1,423,027)
Ending deferred revenue	$ 1,617,294	$ 867,444

Note 2. Summary of Significant Accounting Policies (continued)

Deferred revenue as of March 31, 2022 and 2021 consists of the following:

	2022	2021
Omni Pro units and accessories	$ 529,797	$ 497,903
Omni Arena	937,804	312,657
Omniverse credits	34,360	9,550
Omni Care program	115,333	47,334
Total	$ 1,617,294	$ 867,444

Net Loss Per Share
Net loss per share is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted earnings per share. Basic and diluted earnings per share reflect the actual weighted average of common shares issued and outstanding during the period. No dilutive effects were considered since the Company is in a net loss position as of March 31, 2022 and 2021. As a result, diluted loss per share is the same as basic loss per share for the periods presented.

Federal Income Taxes
Topic 740, *Income Taxes,* clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. Topic 740 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. For the years ended March 31, 2022 and 2021, no uncertain tax positions were identified. The Company recognizes tax related interest and penalties, if any, as a component of income tax expense.

The U.S. federal tax returns are subject to examination by the Internal Revenue Service, generally for three years after they are filed. State tax returns are subject to examination generally for five years after they are filed.

Recent Accounting Pronouncements
In February 2016, the FASB issued ASU 2016-02 *Leases*. ASU 2016-02 affects any entity that enters into a lease and is intended to increase the transparency and comparability of financial statements among organizations. The ASU requires, among other changes, a lessee to recognize on its balance sheet a lease asset and a lease liability for those leases previously classified as operating leases. The lease asset would represent the right to use the underlying asset for the lease term and the lease liability would represent the discounted value of the required lease payments to the lessor. The ASU would also require entities to disclose key information about leasing arrangements. ASU 2016-02 was effective beginning in 2020, and early adoption was permitted, however, on June 3, 2020, the FASB issued ASU 2020-05 providing an optional one-year deferral of the effective date of ASU 2016-02 to January 1, 2022. The Company is currently evaluating the impact that ASU 2016-02 and 2020-05 will have on its consolidated financial position, results of operations and disclosures.

In January 2017, the FASB issued ASU 2017-04, *Intangibles - Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment.* ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. ASU 2017-04 also addresses the cost of developing, maintaining, or restoring internally generated intangible assets, as well as financial statement presentation of intangible assets in the balance sheet, income statement, and disclosures in the notes to financial statements.

Note 2. Summary of Significant Accounting Policies (continued)

The amendments for ASU 2017-04 are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on its consolidated financial position, results of operations and disclosures.

In August 2020, the FASB issued ASU 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity's Own Equity*, as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on its consolidated financial position, results of operations and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

Foreign Currency Remeasurements
The non-U.S. subsidiary, VML, and its wholly-owned subsidiary, VML_ZH, operate using the U.S. dollar as the functional currency. The effect of foreign currency exchange rates on consolidated balance sheet accounts was not material for the years ended March 31, 2022 and 2021.

Convertible Instruments
GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Note 2. Summary of Significant Accounting Policies (continued)

Beneficial Conversion Features
Accounting for Convertible Notes and Securities with Beneficial Conversion Features Convertible debt is accounted for under the guidelines established by ASC 470-20, *Debt with Conversion and Other Options*. ASC 470-20 governs the calculation of an embedded beneficial conversion, which is treated as an additional discount to the instruments where derivative accounting does not apply. The amount of the beneficial conversion feature may reduce the carrying value of the instrument. The discounts relating to the initial recording of the derivatives or beneficial conversion features are accreted over the term of the debt. When beneficial conversion features are based on a future contingent event, the beneficial conversion feature is deferred and recorded at the time when the contingency no longer exists.

Note 3. Inventory

Inventory consisted of the following as of:

	March 31, 2022	March 31, 2021
Raw materials	$ 1,253,066	$ 418,030
Work in process	358,265	5,959
Finished goods	242,389	90,335
	$ 1,853,720	$ 514,324

Note 4. Property and Equipment

Property and equipment consist of the following as of:

	March 31, 2022	March 31, 2021
Computer equipment	$ 37,430	$ 37,430
Furniture and equipment	29,858	29,858
Machinery and equipment	692,639	676,923
	759,927	744,211
Less: accumulated depreciation	(650,481)	(538,242)
	$ 109,446	$ 205,969

For the years ended March 31, 2022 and 2021, the Company has recorded depreciation expense in the consolidated statements of operations of $112,239 and $143,463, respectively.

Note 5. Intangibles

Intangible assets consist of the following as of:

	March 31, 2022	March 31, 2021
Assets in progress	$ 537,458	$ -
Software and game design	515,329	515,328
Trademarks	55,692	38,879
Website	88,930	88,930
Customer list	5,000	5,000
	1,202,409	648,137
Less: accumulated amortization	(333,138)	(225,490)
	$ 869,271	$ 422,647

Intangible assets in progress represent software costs incurred by the Company that will be amortized upon release of the software.

For the years ended March 31, 2022 and 2021, the Company has recorded amortization expense in the consolidated statements of operations of $107,648 and $105,022, respectively.

Note 6. Notes Payable

Effective January 1, 2017, the Company entered into an agreement to obtain financing with Western Technology Investment ("WTI"). The initial commitment of $1,500,000 was received on February 1, 2017. Terms of the note were interest-only payments through January 31, 2018, followed by thirty months of principal and interest payments which began on February 1, 2018 in the amount of $56,829, and matured on August 1, 2020. The note had a fixed rate of interest of 10.99% and was secured by all assets of the Company.

The Company had granted warrants associated with 2017 debt to acquire shares of Series A-1 Preferred Stock (formerly Series A Preferred Stock – see Note 9), which according to Topic 470-20, *Debt*, such warrants were recorded in equity as additional paid-in capital - preferred stock warrants, at fair value as of the date of issuance, and in liabilities, as a contra account, called discount on note payable, which was amortized over the life of the note. As of August 1, 2020, the warrants were fully amortized.

The fair value of Series A-1 Preferred Stock warrants associated with 2017 debt as of their issuance date was determined to be $46,846 using the Black-Scholes model with the following assumptions.

Exercise Price	$0.65
Dividend Yield	0.00%
Volatility	31.80%
Risk-free Rate	2.10%
Expected life (years)	5

Prior to August 1, 2020, the discount was being amortized over the life of the note using the effective interest method. The carrying value of the note at March 31, 2022 and 2021 was $0. Discount amortization and amortization of loan costs included in interest expense was $0 and $1,655 for the years ended March 31, 2022 and 2021, respectively. Interest expense on the note was $0 and $5,825 for the years ended March 31, 2022 and 2021, respectively.

Effective November 1, 2018, the Company entered into an agreement to obtain financing with WTI. The initial commitment of $500,000 was received on November 13, 2018. Terms of the note were interest-only payments through October 1, 2019, followed by thirty months of principal and interest payments beginning November 1, 2019 in the amount of $19,211, due on April 1, 2022. The note

Note 6. Notes Payable (continued)

had a fixed rate of interest of 12.25% and was secured by all assets of the Company. On March 15, 2021, the Company paid off the outstanding balance of the note.

The Company had granted warrants associated with 2018 debt to acquire shares of Series A-1 Preferred Stock. As of March 15, 2021, the warrants were fully amortized. The fair value of Series A-1 Preferred Stock warrants associated with 2018 debt as of their issuance date was determined to be $23,606 using the Black-Scholes model with the following assumptions.

Exercise Price	$0.65
Dividend Yield	0.00%
Volatility	31.80%
Risk-free Rate	3.05%
Expected Years	5

Prior to March 15, 2021, the discount was being amortized over the life of the note using the effective interest method starting in January 2019. The carrying value of the note at March 31, 2022 and 2021 was $0. Discount amortization and amortization of loan costs included in interest expense was $0 and $16,435 for the years ended March 31, 2022 and 2021, respectively. Interest expense on the note was $0 and $52,276 for the years ended March 31, 2022 and 2021, respectively.

On May 31, 2019, the Company received consent of the board to raise $1,500,000 of subordinated promissory notes ("Subordinated Promissory Notes"). This consent was later amended to extend the financing to $2,250,000 on September 23, 2019. The Company also received consent of the board to raise an additional $500,000 of Subordinated Promissory Notes on January 24, 2020. From May 2019 through March 2020, the Company raised $2,584,000 through various investors with an interest rate of 18%. The principal of these Subordinated Promissory Notes matured and was payable with all accrued interest on July 31, 2020 and could, at the Company's sole discretion, be extended for up to two additional six month periods. The first extension period ran through January 31, 2021, and the second would run through July 31, 2021. On April 15, 2020 the Company resolved to raise additional financing under a note purchase agreement (the "Purchase Agreement") dated April 16, 2020, with investors, in the maximum aggregate amount of $2,000,000, through the issuance of subordinated convertible promissory notes (the "2020 Convertible Notes"). From April 2020 through August 2020, the Company converted $217,978 of accrued interest and $1,300,000 of principal from the Subordinated Promissory Notes into the 2020 Convertible Notes. From January 2021 through March 2021, the Company converted $58,667 of accrued interest and $120,000 of principal from the Subordinated Promissory Notes into 59,635 shares of Series A-2 Preferred Stock (see Note 9). On March 15, 2021, the Company paid the balance of $297,654 of accrued interest and $1,164,000 of principal to investors. Interest expense on the Subordinated Promissory Notes was $0 and $290,772 for the years ended March 31, 2022 and 2021, respectively.

On August 25, 2020, the Purchase Agreement was amended to increase the 2020 Convertible Notes financing to a maximum amount of $3,000,000. The 2020 Convertible Notes were convertible into shares of Preferred Stock of the Company in connection with a qualified or other financing or, in certain circumstances, into shares of the Company's Series A-1 Preferred Stock. The 2020 Convertible Notes contained a beneficial conversion feature, a 30% conversion discount, based on a future contingent event. The Company had set aside and reserved for the issuance upon the potential conversion of these notes, 950,000 shares of Series A-1 Preferred Stock. From April 2020 through August 2020, the Company issued $2,559,304 of 2020 Convertible Notes to various investors with an interest rate of 8%, comprised of $1,041,326 of new issuances and $1,517,978 of converted Subordinated Promissory Notes. The principal of the 2020 Convertible Notes was to mature and was payable with all accrued interest on December 31, 2020. On December 30, 2020, the Company converted $97,221 of accrued interest and $2,559,304 of principal from the 2020 Convertible Notes into 1,266,669 shares of Series A-2 Preferred Stock (see Note 9). A $248,888 discount on beneficial conversion feature was recorded to interest expense and additional paid-in capital on this conversion, which resolved the contingency on the 30% conversion discount. Interest

Note 6. Notes Payable (continued)

expense on the 2020 Convertible Notes was $0 and $97,221 for the years ended March 31, 2022 and 2021, respectively.

Pursuant to the Paycheck Protection Program (the "PPP") under Division A, Title I of the Coronavirus Aid, Relief, and Economic Security ("CARES") Act, which was enacted March 27, 2020, the Company was granted a loan (the "PPP Loan") from Bank of Houston, N.A. in the amount of $177,067, on April 13, 2020. The PPP Loan was expected to mature in April 2022 and had an interest rate of 1.00% per year, and was payable monthly beginning ten months after the covered period ends, in accordance with terms of the PPP. The PPP Loan could be prepaid at any time prior to maturity with no prepayment penalties. Funds from the PPP Loan could only be used for payroll costs, costs used to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred before February 15, 2020. Under the terms of the PPP, certain amounts of the PPP Loan could be forgiven if they were used for qualifying expenses as described in the CARES Act. On November 6, 2020, the Company was granted forgiveness of its PPP loan. Interest expense on the PPP Loan was $989 for the year ended March 31, 2021. Principal and accrued interest in the amount of $178,056 was reclassified to gain on extinguishment of debt, which is included in other income in the consolidated statements of operations for the year ended March 31, 2021.

On January 28, 2021, the Company was granted a second loan (the "Second PPP Loan") from Bank of Houston, N.A. in the amount of $177,067, pursuant to the PPP under Division A, Title I of the CARES Act. The Second PPP Loan was expected to mature in January 2026 and had an interest rate of 1.00% per year. On August 17, 2021, the Company was granted forgiveness of its PPP loan. Interest expense on the Second PPP Loan was $661 and $314 for the years ended March 31, 2022 and 2021, respectively. Principal and accrued interest in the amount of $178,042 was reclassified to gain on extinguishment of debt, which is included in other income in the consolidated statements of operations for the year ended March 31, 2022.

On August 29, 2020, the Company received a loan from the U.S. Small Business Administration under its Economic Injury Disaster Loan assistance program (the "EIDL Loan") in light of the impact of the COVID-19 pandemic on the Company's business. The principal amount of the EIDL Loan was $25,000, with proceeds to be used for working capital purposes. The EIDL Loan is expected to mature in August 2050, bears interest at a rate of 3.75% per year, and accrued interest is payable monthly beginning in March 2023 with principal payments due beginning in September 2024. Interest expense on the EIDL Loan was $815 and $524 for the years ended March 31, 2022 and 2021, respectively.

Amounts included in the current portion of notes payable for insurance financing was $36,614 and $26,875 at March 31, 2022 and 2021, respectively. Interest expense on these short-term notes payable was $1,355 and $1,388 for the years ended March 31, 2022 and 2021, respectively.

Future maturities of notes payable are as follows as of March 31:

	Principal
2023	$ 36,614
2024	-
2025	363
2026	550
2027	570
Thereafter	23,517
	$ 61,614

Note 7. Research and Development

Expenses relating to research and development are expensed as incurred. Research and development includes costs such as design expenses, game and software development expenses, salaries, prototypes, and various other research and development expenses.

Note 8. Royalty Commitments

The Company has certain royalty commitments associated with the shipment of its products for the use of licensed software and modifications together with the Company's hardware and other software. Royalty expense is generally based on a dollar amount per unit shipped and can range from $1 per unit to $8 per unit. For the years ended March 31, 2022 and 2021, management has recorded royalty expense in the consolidated statements of operations of $2,674 and $2,344, respectively.

Note 9. Capital Stock

Effective May 6, 2015, the number of shares of $.001 par value common stock ("Common Stock") authorized increased from 15,000,000 shares to 16,000,000 shares, and the Company also increased its authorized $.001 par value Series Seed Preferred Stock (the "Preferred Stock") from 7,000,000 shares to 8,300,000 shares.

Effective March 9, 2016, the number of shares of Common Stock authorized increased from 16,000,000 shares to 23,000,000 shares, and the Company also increased its authorized Preferred Stock to 15,300,000 shares. The Preferred Stock is designated as 4,000,000 shares of Series Seed Preferred Stock, 4,300,000 shares of Series 2 Seed Preferred Stock, and 7,000,000 shares of Series A Preferred Stock.

On January 1, 2020, convertible notes and related accrued interest were converted into 1,399,106 shares of Series A-1 Preferred Stock. On December 30, 2020, convertible notes and accrued interest were converted into 1,266,669 shares of Series A-2 Preferred Stock. A $248,888 discount on beneficial conversion feature was recorded to interest expense and additional paid-in capital on this conversion, which resolved the contingency on the 30% conversion discount. From January 2021 through March 2021, the Company converted certain of the Subordinated Promissory Notes and accrued interest into 59,635 shares of Series A-2 Preferred Stock for a total conversion of notes payable to 1,326,304 shares of A-2 Preferred Stock.

On September 23, 2020, under the Fourth Amended and Restated Certificate of Incorporation of the Corporation, the number of shares of Common Stock authorized increased from 23,000,000 shares to 28,000,000 shares, and the Company also increased the number of shares of Preferred Stock authorized from 15,300,000 shares to 20,300,000 shares. The Preferred Stock is designated as 4,000,000 shares of Series Seed Preferred Stock, 4,300,000 shares of Series 2 Seed Preferred Stock, 7,000,000 shares of Series A-1 Preferred Stock, and 5,000,000 shares of a new class of Preferred Stock, designated as Series A-2 Preferred Stock. All shares of Preferred Stock that had been designated as Series A Preferred Stock of the Corporation under the Third Amended and Restated Certificate of Incorporation of the Corporation, including all shares of Series A Preferred Stock of the Corporation issued and outstanding immediately prior to such filing, were reconstituted and re-designated as shares of Series A-1 Preferred Stock effective September 23, 2020.

Effective October 14, 2020, the number of shares of Common Stock authorized increased from 28,000,000 shares to 30,000,000 shares, and the Company also increased its authorized Preferred Stock to 22,300,000 shares. The Preferred Stock is designated as 4,000,000 shares of Series Seed Preferred Stock, 4,300,000 shares of Series 2 Seed Preferred Stock, 7,000,000 shares of Series A-1 Preferred Stock, and 7,000,000 shares of Series A-2 Preferred Stock.

Note 9. Capital Stock (continued)
Effective December 17, 2020, the Company was qualified by the Securities and Exchange Commission to offer up to 5,006,675 shares of its Preferred Stock (designated as Series A-2 Preferred Stock) to accredited and non-accredited investors in a Regulation A offering. On or about March 15, 2021, the Company was authorized to offer an additional 726,655 shares of Series A-2 Preferred Stock to accredited investors in a Regulation D Offering. During the year ended March 31, 2021, $11,027,472 of Series A-2 Preferred Stock subscriptions were closed and 3,680,727 shares were issued. During the year ended March 31, 2022, $5,684,950 of Series A-2 Preferred Stock subscriptions were closed and 1,897,507 shares were issued. Additionally, the Company issued 28,037 shares of its Series A-2 Preferred Stock in exchange for marketing services valued at $84,000 during the year ended March 31, 2022. During the years ended March 31, 2022 and 2021, respectively, $429,175 and $914,470 of stock offering costs were netted against additional paid-in capital - preferred stock.

Dividend Rights
Holders of Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Those dividends are paid ratably to the holders of Common Stock and Preferred Stock based on the number of shares of Common Stock which would be held by each stockholder if all of the Preferred Stock was converted to Common Stock under the terms of the Company's Fourth Amended and Certificate of Incorporation. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
Each holder of Preferred Stock is entitled to one vote for each share of Common Stock which would be held by each stockholder if all of the Preferred Stock was converted into Common Stock. Fractional votes are not permitted and if the conversion results in a fractional share, it will be rounded to the closest whole number. Holders of Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors, as a single class with the holders of Common Stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Stock voting as a separate class.

These matters include any vote to:

- Amend or repeal of any provision of the Certificate of Incorporation or Bylaws if the action would alter, change or otherwise adversely affect the powers, preferences, or privileges, of any series of the Preferred Stock;
- Increase or decrease the authorized number of shares of Preferred Stock or Common Stock;
- Authorize any new, or reclassify any existing class or series of equity securities with rights superior to or on par with any series of Preferred Stock;
- Redeem, repurchase, or otherwise acquire for value any shares of Common Stock or Preferred Stock other than certain allowable repurchases;
- Declare a dividend or distribute cash or property to holders of Common Stock; and
- Liquidate, dissolve, or windup the business, or effect any merger or consolidation of the Company.

Right to Receive Liquidation Distributions
In the event of the Company's liquidation, dissolution, or winding up, holders of its Preferred Stock are entitled to a liquidation preference superior to the Common Stock. Holders of Preferred Stock will receive an amount for each share equal to the original price paid for the shares plus any declared but unpaid dividends thereon. If, upon such liquidation, dissolution or winding up, the assets and funds that are distributable to the holders of Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably among the holders of the Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

Note 9. Capital Stock (continued)

The Preferred Stock has liquidation preferences of $0.80 per share, $1.05 per share, $2.332, and $2.996 per share for the Series Seed Preferred Stock, Series 2 Seed Preferred Stock, Series A-1 Preferred Stock, and Series A-2 Preferred Stock, respectively. The total liquidation preference on all Preferred Stock as of March 31, 2022 and 2021, was $38,388,550 and $32,619,620, respectively.

Terms of Conversion

The Preferred Stock of Virtuix Holdings Inc. is convertible into the Common Stock of the Company as provided by Section 4.3 of the Fourth Amended and Restated Certificate of Incorporation. Each share of Preferred Stock is convertible at the option of the holder of the share as any time after issuance and prior to the closing of any transaction that constitutes liquidation event of the Company. The conversion price of the Preferred Stock is equal to the issue price subject to adjustment as discussed under Anti-Dilution Rights below.

Additionally, each share of the Preferred Stock will automatically convert into the Common Stock of the Company immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933, in which the aggregate gross proceeds raised are at least $40 million. The shares will convert in the same manner as the voluntary conversion.

Anti-Dilution Rights

Holders of Preferred Stock will receive certain antidilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the respective series of Preferred Stock.

If equity securities are subsequently issued by the Company at a price per share less than the conversion price of the Preferred Stock then in effect, the conversion price of the Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as provided for in the Fourth Amended and Restated Certificate of Incorporation.

Outstanding Stock

At both March 31, 2022 and 2021, total outstanding Common Stock was 5,500,000; total outstanding Series Seed Preferred Stock was 3,750,000; total outstanding Series 2 Seed Preferred Stock was 3,601,709; and total outstanding Series A-1 Preferred Stock was 4,646,982. Total outstanding Series A-2 Preferred Stock was 6,932,575 and 5,007,031 at March 31, 2022 and 2021, respectively.

Effective September 23, 2020, the Company authorized an additional 500,000 shares of Common Stock to be set aside and reserved for issuance pursuant to the Long Term Incentive Plan. As of March 31, 2022, the Company has reserved 24,800,000 shares of its authorized but unissued Common Stock for possible future issuance in connection with the following:

	Shares
Long Term Incentive Plan	2,500,000
Conversion of Preferred Stock	21,951,663
Exercise of stock warrants	348,337

Warrants

Warrants are issued in connection with equity from time to time at the Company's discretion.

As of March 31, 2022 and 2021, the Company had warrants exercisable into 156,250 shares of Series Seed Preferred Stock and 192,088 shares of Series A-1 Preferred Stock, for a total of 348,338 shares of Preferred Stock. In March 2021, a warrant for 112,612 warrant shares was exercised, for which the Company issued 24,958 shares of Series A-1 Preferred Stock. The warrants are all exercisable as of both March 31, 2022 and 2021. The warrants have a weighted average exercise price of $1.64 per share, with a weighted average remaining term to expiration of 3.6 years.

Note 9. Capital Stock (continued)

According to guidance of Topic 470-20, these warrants are recorded in equity as additional paid-in capital – preferred stock warrants, at fair value as of the date of issuance, and as a reduction of additional paid in capital - preferred stock for the related stock purchased.

Note 10. Stock Options

The Company accounts for stock-based compensation under the provisions of Topic 718, *Compensation – Stock Compensation*, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and non-employee officers based on estimated fair values as of the date of grant. Compensation expense is recognized on a straight-line basis over the requisite service period.

As mentioned in Note 9, the Company has a stock-based employee compensation plan, the Long Term Incentive Plan (the "Plan"), for which 2,500,000 shares of common stock are reserved for issuance under the Plan. Awards granted under the Plan typically expire ten years after the grant date. At March 31, 2022, 650,492 shares were available for issuance under the Plan.

Incentive Stock Options ("ISOs") are granted to certain employees of Virtuix, Inc. from time to time. As of both March 31, 2022 and 2021, 1,245,823 ISO options were granted. As of March 31, 2022 and 2021, respectively, 403,008 and 335,508 ISO options were vested. As of March 31, 2022 and 2021, respectively, 812,815 and 810,315 ISO options were forfeited.

The board of directors of the Company has granted three non-qualified stock options ("NQSOs") for a total of 1,182,030 shares, with an exercise price of $0.11 per share, to certain independent contractors and advisors of Virtuix, Inc.

From time to time, the Company grants NQSOs to various other non-employees with exercise prices based on current stock valuations. As of March 31, 2022 and 2021, 1,529,000 NQSO options had been granted, and 1,411,500 NQSO options were vested. As of March 31, 2022 and 2021, 112,500 NQSO options were forfeited.

Compensation expense pertaining to ISOs of $7,250 and $11,334, and compensation expense pertaining to NQSOs of $744 and $5,102 was recorded for the years ended March 31, 2022 and 2021, respectively, in general and administrative expenses in the consolidated statements of operations.

Total compensation cost related to non-vested awards not yet recognized as of March 31, 2022 and 2021, was $1,837 and $11,737, respectively, and will be recognized over a weighted-average period of approximately 6 months.

The amount of future stock option compensation expense could be affected by any future option grants or by option holders leaving the Company before their grants are fully vested or exercised. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting

Note 10. Stock Options (continued)

tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Vesting generally occurs over a period of three to four years for employees and two to three years for non-employee consultants. A summary of information related to stock options as of March 31, 2022 and 2021, is as follows:

	2022		2021	
	Shares	Price	Shares	Price
Outstanding - Beginning of Period	1,852,008	$ 0.26	1,852,008	$ 0.26
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	(2,500)	$ -	-	-
Outstanding - End of Period	1,849,508	$ 0.26	1,852,008	$ 0.26
Exercisable at End of Period	1,814,508	$ 0.26	1,747,008	$ 0.24
Weighted average duration to expiration of outstanding options at period-end (years)	3.1		4.1	
Weighted average grant date fair value	N/A		N/A	

The total intrinsic value of the stock options at March 31, 2022 and 2021, is $823,478.

Note 11. Income Taxes

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets using accelerated depreciation methods for income tax purposes, share-based compensation expense, and for net operating loss carryforwards.

Note 11. Income Taxes (continued)

Deferred tax assets consisted of the following at March 31, 2022 and 2021:

	March 31, 2022	March 31, 2021
Deferred tax assets:		
Share-based compensation expense	$ 72,863	$ 72,707
Net operating loss carryforward	5,214,063	4,193,403
Long-term deferred tax liabilities:		
Property and equipment	(22,629)	(22,310)
Net deferred tax assets and liabilities	5,264,297	4,243,800
Valuation allowance	(5,264,297)	(4,243,800)
Net deferred tax asset	$ -	$ -

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The federal tax rate in effect affecting future tax benefits at March 31, 2022 and 2021 was 21%. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance, as indicated above, is required due to net operating losses for the years ended March 31, 2022 and 2021, and due to the cumulative loss through March 31, 2022. Accordingly, no provision for deferred income taxes has been recognized for the years ended March 31, 2022 and 2021.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. Prior to March 2020, NOL carryforwards generated in years beginning after December 31, 2017 carryforward indefinitely and apply to 80% of future taxable income. Carrybacks of NOLs are disallowed. In March 2020, the CARES Act was enacted providing a five-year carryback for losses incurred in 2018, 2019, or 2020, which allows companies to modify tax returns up to five years prior to offset taxable income from those tax years. The CARES Act also temporarily suspended the NOL limit of 80% of taxable income. The Company has not had income in prior years, thus, NOL carryforwards available to offset future taxable income amount to $24,828,873 as of March 31, 2022, of which $12,561,963, pertains to years prior to 2018 and expire between 2034 and 2038, and $12,266,910 pertains to years subsequent to 2018 and carryforward indefinitely. Such amounts have been fully reserved in the valuation allowance discussed above.

Topic 718 provides that income tax effects of share-based payments are recognized in the financial statements for those awards that will normally result in tax deductions under existing tax law. Under current U.S. federal tax law, the Company receives a compensation expense deduction related to NQSOs only when those options are exercised. Accordingly, the consolidated financial statement recognition of compensation cost for NQSOs creates a deductible temporary difference, which results in a deferred tax asset and a corresponding deferred tax benefit in the consolidated statement of operations. The Company does not recognize a tax benefit for compensation expense related to ISOs unless the underlying shares are disposed of in a disqualifying disposition. Accordingly, compensation expense related to ISOs is treated as a permanent difference for income tax purposes.

Under the People's Republic of China Enterprise Income Tax Law, enterprise income tax is collected from companies on a quarterly basis, and is based on the net income companies obtain while exercising their business activity, normally during one business year. The standard tax rate is 25%. For VML_ZH, taxes attributable to the years ended March 31, 2022 and 2021, was $789 and $0, respectively.

Note 12. Investment in Joint Venture

As mentioned in Note 1, the Company has an investment in a Joint Venture. VML has 49% ownership and does not have control over the Joint Venture, therefore, the investment has been accounted for using the equity method. As of March 31, 2021, the Company had discontinued using the equity method after recording a loss from the Joint Venture, resulting in an investment balance of zero at March 31, 2021. The Company's share of any future profits earned by the Joint Venture were to be recorded using the equity method, but losses would only be recorded to the extent there was an asset balance. The cumulative loss on investment at March 31, 2021 to be applied when the Joint Venture earned profits was $32,336.

As of March 31, 2022, the Joint Venture had total assets of $392,704, total liabilities of $388,019, and total equity of $4,685.

As of March 31, 2021, the Joint Venture had total assets of $262,926, total liabilities of $454,345, and a total deficit of ($191,419).

For the fiscal year ended March 31, 2022, the Joint Venture had operating revenue of $514,289, cost of goods sold of $142,369, operating costs of $161,090, and net income of $210,830. Under the equity method, net income attributable to the Company was $103,306, less prior cumulative losses of $32,336, resulting in a share of profit of joint venture of $70,970.

For the fiscal year ended March 31, 2021, the Joint Venture had operating revenue of $841,943, cost of goods sold of $638,658, operating costs of $212,563, and net loss of $9,278. Under the equity method, net loss attributable to the Company was $4,546. As of March 31, 2021, the cumulative loss on investment to be applied when the joint venture earns profits was $32,336.

During the years ended March 31, 2022 and 2021, the following related party transactions occurred: the Company's China subsidiary had sales to Heroix of $305,816 and $292,072, respectively. As of March 31, 2022, the Company's China subsidiary had accounts payable to Heroix of $3,365 and held prepayments from Heroix for unshipped orders of $66,964. As of March 31, 2021, the Company's China subsidiary had zero accounts payable to Heroix and held prepayments from Heroix of $133,724.

Note 13. Disaggregation of Revenue

Revenue streams from performance obligations included in net sales as of March 31, 2022 and 2021, in the consolidated statements of operations are as follows:

	March 31, 2022	March 31, 2021
SALES		
Omni Pro units and accessories, net of discounts	$ 625,952	$ 380,225
Omniverse credits	218,590	89,370
Omni Care program	207,935	165,333
Omni Arena	2,657,489	1,468,162
NET SALES	$ 3,709,966	$ 2,103,090

Note 14. Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company has not generated profits since inception, has negative cash flows from operations, has sustained net losses of $4,703,384 and $3,845,456 for the years ended March 31, 2022 and 2021, respectively, and has an accumulated deficit of $29,937,093 and $25,233,709 as of March 31, 2022 and 2021, respectively. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Management has taken several actions to ensure that the Company will continue as a going concern for the next twelve months from the date the consolidated financial statements are available to be issued:

1. The Company will continue to sell Omni Arena during the next twelve months and anticipates significant revenues from the Omni Arena product line as the out-of-home entertainment industry continues to recover from the COVID-19 pandemic.
2. The Company continues to raise capital from existing shareholders and third parties as necessary to fund its operating needs (see Note 17).

No assurance can be given that the Company will be successful in these efforts. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 15. Commitments and Contingencies

On June 25, 2015, the Company entered into a 39-month non-cancelable operating lease agreement for office space. On February 19, 2018, the Company entered into a 60-month extension of the lease term beginning on October 1, 2018 and expiring on September 30, 2023. Monthly rent payments continued at the previous rate of $7,200 per month and increased at about 3% per square foot to $8,100 over the course of the 60 months. The Company also has several non-cancelable operating leases for an office, warehouse space, and a shed in China, with various lease terms ranging from September 2018 to September 2023. Monthly rent payments range from approximately $40 per month to $1,800 per month. The Company also has a month-to-month apartment lease in China, with monthly payments of approximately $1,000 per month.

Future minimum lease payments under these lease agreements at March 31, 2022:

2023	$ 151,582
2024	72,997
Thereafter	-
Total lease payments	$ 224,579

Rent expense included in the consolidated statements of operations was $225,516 and $203,661 for the years ended March 31, 2022 and 2021, respectively.

Note 16. Patents

As of March 31, 2022, the Company owns nine issued utility patents and nine issued design patents, and six additional applications are still pending.

Note 17. Subsequent Events

Management has evaluated subsequent events through December 20, 2022, the date the consolidated financial statements were available to be issued.

Effective April 27, 2022, the Company entered into an agreement to obtain financing with WTI. The initial commitment of $1,000,000 was received on April 29, 2022. Terms of the note are interest-only payments through February 28, 2023, followed by thirty months of principal and interest payments, which will begin on March 1, 2023 in the amount of $38,967, and mature on September 1, 2025. The note has a fixed rate of interest of 12.25% and is secured by all assets of the Company.

The Company has granted warrants associated with this note to acquire shares of Series A-2 Preferred Stock. The fair value of Series A-2 Preferred Stock warrants associated with this debt as of their issuance date was determined to be $44,979.

No additional material events were identified which require adjustment or disclosure in the consolidated financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

INVEST IN VIRTUIX TODAY!

Step Into the Game

Virtuix designed and sells "Omni," an omni-directional treadmill that lets players walk and run in 360 degrees inside VR games and other virtual worlds. We've earned over $16 million...
Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Virtuix
Step Into the Game
Experience VR without boundaries. Walk and run in 360 degrees inside video games.

$0.00 Raised

REASONS TO INVEST

- Backed by major investors such as Mark Cuban, Maveron, and Scout Ventures, the Omni helps players experience true virtual reality by enabling 360-degree movement during VR gameplay.
- We've sold over $16 million worth of products to major companies such as Dave & Buster's, and we've raised over $35 million in previous financing rounds.
- Our newest product, Omni One, is our first consumer system for the home. We started shipping beta units in January 2023, and we have a waitlist of over 35,000 interested customers.

Invest Now
20% Discount Rate

PREVIOUSLY CROWDFUNDED $14,999,943.00	
RAISED $0.00	INVESTORS 0
MIN INVEST $500.00	VALUATION CAP $180M

THE PITCH

At Virtuix, we create omni-directional treadmills that let users walk, run, crouch, and jump realistically during gameplay. We're already selling two commercial products: Omni Pro and Omni Arena. Now, we're launching Omni One, a consumer version that brings true virtual reality into the homes of our customers. With $16 million in sales to date and $35 million raised from previous crowdfunding campaigns and investors such as Mark Cuban, we're ready to scale.

Full Freedom of Movement in Virtual Reality


Ushering in a new era in virtual reality technology
Experience full-body VR at home with our newest product: Omni One

Our omni-directional treadmill technology takes virtual reality to the next level by enabling full-body VR experiences within a small footprint. The thrill of actually walking around inside video games has blown the minds of millions of players at our commercial venues. We plan to take our success in commercial entertainment and scale it into the home with our newest product: Omni One. Join our mission to roll out Omni One and bring our popular gaming experience to millions of homes around the world.



THE PROBLEM & OUR SOLUTION

The Next Generation of VR Technology


Unnatural and static
Users need the freedom to walk around virtual worlds as you do in real life, not by pushing buttons on a controller

Navigating virtual worlds by pushing buttons on a controller feels unnatural and static. To experience true VR, users need the freedom to walk around virtual worlds as you do in real life – using your own feet.


Introducing Omni One
Compact, designed for your home, and enabling full freedom of movement

With over 3 million plays, the Omni has become a hit at commercial entertainment venues like Dave & Buster's. In response to demand from our fans, we developed our newest product: Omni One, a consumer version of the Omni optimized for home use. Omni One enables full freedom of movement, including kneeling and jumping, yet occupies very little floorspace. It's also easy to assemble and move around the home.


omni one

By making the Omni available to consumers, we're ready to usher in the next generation of VR gameplay. As an added benefit, users burn calories while playing video games!


BURN CALORIES
WHILE GAMING

Omni One is a complete entertainment system that includes a VR headset and optimized games, delivering a seamless user experience. Its online game store sells games developed by Virtuix and top titles licensed from third parties. At a price point of $2,595 per system, hardware revenues increase rapidly with scale. We anticipate shipping just 3,000 units a month would result in $100 million in annual revenue. Recurring revenues from monthly subscriptions (for online gameplay) and game sales (in the Omni One store) provide additional high-margin upside.



THE MARKET & OUR TRACTION

A Fast-Growing User Community and Major Investor Support


We receive glowing testimonials from
first-time VR users and seasoned gamers alike
That was fun!"
Johan Oosthuizen
Omni One customer
We love everything about it!"
Michael & Deborah Jelen
Omni One customers
Omni One is awesome. I'm super happy.
Dale Western Omni One customer

*These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.

Thanks to our expanding install base of over 65 Omni Arena attractions at entertainment venues nationwide, we've built a devoted and rapidly growing player community of over 300,000 registered players. We have the email addresses of these Omni fans and can promote Omni One to them at no incremental cost.

We also have a growing email waitlist for Omni One of over 35,000 subscribers. Every week, 250-300 more people join the Omni One waitlist with little marketing. Thanks to the Omni's viral appeal, streamers and influencers often post Omni content at no cost to us. Even Elon Musk recently tweeted a video of the Omni to his 120 million followers!


$35 Million+
Raised in capital from Mark Cuban, 12 venture funds including Maveron and Scout Ventures, and 2 strategic investors
omni

Since our founding, we've achieved the following milestones:

- Sold $16 million worth of hardware, including over 4,000 Omni Pro systems in 45 countries and over 65 Omni Arena systems sold to U.S. entertainment venues (current selling price of $174,000)
- Grew revenue 75% year-over-year in FY'22
- Hosted over 3 million plays at entertainment venues, with over 300,000 registered players
- Built waitlist of over 35,000 subscribers interested in purchasing Omni One with little marketing
- Published 28 Omni games, including 10 made in-house
- Secured 19 issued patents and 8 pending patents covering mechanical design, motion tracking, and game integration
- Raised over $35 million in capital from Mark Cuban, 12 venture funds including Maveron and Scout Ventures, and 2 strategic investors

Virtuix's management team and advisory board bring over 100 years of gaming and hardware industry experience at notable businesses including Activision, Dave & Buster's, and Guitar Hero.

WHY INVEST

Building the Future of Gaming


Join us today
Help us bring our popular gaming experience to millions of homes around the world

After the multi-million dollar success of our commercial Omni products, we're ready to move into home entertainment with Omni One. The time is now: VR technology is ready, the business model for high-end, direct-to-consumer hardware is established, and the consumer market is asking for our product. We have an expanding and devoted player base of over 300,000 players and a rapidly growing waitlist for Omni One of over 35,000 subscribers. Join our mission to roll out Omni One and bring our popular gaming experience to millions of homes around the world.

ABOUT

HEADQUARTERS	VALUATION	PREVIOUSLY CROWDFUNDED
1826 Kramer Lane STE H Austin, TX 78758		**$15M**

Virtuix designed and sells "Omni," an omni-directional treadmill that lets players walk and run in 360 degrees inside VR games and other virtual worlds. We've earned over $16 million in revenue and are currently shipping our newest product, Omni One, for beta testing.

TEAM



Jan Goetgeluk
Chief Executive Officer & Board Member

Jan built the first Omni prototype while working as an investment banker at J.P. Morgan in Houston and New York. Soon after, he left the finance world to commercialize his invention by founding Virtuix. Jan heads multiple functions at Virtuix, including sales and marketing, product management, finance, and overall business strategy. Under his leadership, Virtuix has become a leading hardware innovator and content-creation studio.

Jan holds Bachelor and Master of Science degrees in Mechanical Engineering from the University of Ghent in Belgium, and an MBA degree from Rice University in Houston.



David Allan
President, COO & Board Member

Before joining Virtuix, David served as vice president of ERP Power, a California hardware startup, where he set up Asian manufacturing operations and helped grow the business to $50 million in sales, 700 employees, and the eventual sale to a private-equity acquirer. Earlier at Flextronics, a Fortune 500 manufacturer, David handled large-scale manufacturing programs serving top-tier customers like Apple and Dell. At Virtuix, David leads the global engineering and operations teams.

David lives in Taiwan and speaks fluent Mandarin. He holds a Bachelor of Applied Science in Systems Design Engineering from the University of Waterloo in Canada.



Michael Bradley McGovern
Board Member

Brad McGovern is the Managing Partner of Seitz, DeMarco & McGovern, CEO of ESP Ultrasound, and active investor in several companies. He gained valuable experience in the Investment Management Division of Goldman Sachs and the Assurance Department of Ernst & Young.

He holds a Bachelor of Business Administration in Finance and Accounting from Texas Christian University, a Masters of Accounting from Texas Christian University, and a Masters of Business Administration at Rice University.



Mike Griffith
Advisor

Mike Griffith is the former CEO and Vice Chairman of Activision, one of the world's largest videogame publishers. He led Activision during the merger with Vivendi Games and the rise of Activision's blockbuster "Call of Duty" franchise. Mr. Griffith is currently a Director of Dave & Buster's.



Kai Huang
Advisor

Kai Huang was cofounder and CEO of RedOctane, the creators of Guitar Hero, a unique gaming system that became a multi-billion-dollar franchise acquired by Activision. Mr. Huang also co-founded Blue Goji, an interactive fitness company that combines hardware and software to make exercise more entertaining and rewarding.



Jianwei Li
Advisor

Jianwei Li is a U.S. & China VC specializing in growth strategies for innovative hardware products. He acquired Segway and turned chronic losses into a profitable new line of two-wheeled mobility products. Mr. Li was formerly Vice President of Sequoia Capital China.

TERMS
Virtuix

Overview

INTEREST RATE
0%

VALUATION CAP
$180M

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$500.00

OFFERING TYPE
Simple Agreement for Future Equity

DISCOUNT RATE
20.0%

TYPE OF EQUITY
Series B Preferred Stock

CONVERSION TRIGGER
$5,000,000.00

SEC Recent Filing →

Offering Memorandum →

Risks

Company	:	**Virtuix Holdings Inc.**
Corporate Address	:	**1826 Kramer Lane STE H, Austin, TX 78758**
Offering Minimum	:	**$10,000.00**
Offering Maximum	:	**$5,000,000.00**
Minimum Investment Amount (per investor)	:	**$500.00**

Terms

Offering Type	:	**Crowdfunding Simple Agreement for Future Equity**
Type of Equity Converted Into	:	**Series B Preferred Stock**
Conversion Trigger	:	**$5,000,000.00**
Maturity Date	:	**One year from final closing**
Valuation Cap	:	**$180,000,000.00**
Discount Rate	:	**20.0%**
Annual Interest Rate	:	**0%**

What is a Crowdfunding Simple Agreement for Future Equity?

A Crowdfunding Simple Agreement for Future Equity offers you the right to receive Series B Preferred Stock in Virtuix Holdings, Inc. The amount of Series B Preferred Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $5,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $180,000,000.00 Valuation Cap or if less, then you will receive a 20.0% discount on the price the new investors are paying. You will receive no interest on your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Series B Preferred Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

Voting Proxy

Investors will agree to appoint as voting proxy and grant a power of attorney to the Chief Executive Officer of the Company with respect to matters further described in the Voting Agreement.

All perks received are cumulative to perks earned in prior financing rounds. For instance, if an investor has already received one free game from a previous investment and that investor invests $1,200 in this raise, they will have 2 free games total (one from the previous investment and one from this investment).

Amount-Based Investment Incentives

$1,000+ | Explorer

Invest $1,000+ and receive 1 free game for Omni One.

$2,000+ | Pathfinder

Invest $2,000+ and receive 2 free games for Omni One + 3 free months of Omni Online.

$5,000+ | Voyager

Invest $5,000+ and receive 3 free games for Omni One + 6 free months of Omni Online.

$10,000+ | Trailblazer

Invest $10,000+ and receive 5 free games for Omni One + 12 free months of Omni Online.

$20,000+ | Pioneer

Invest $20,000+ and receive a free Omni One system OR 50% off all Omni One accessories for 1 year PLUS: Receive 5 free games for Omni One + 12 free months of Omni Online.

$50,000+ | Legend

Invest $50,000+ and receive the “Pioneer” perks + a VIP visit to Austin that includes the following: - Air travel for two people (within continental U.S.) - Accommodation in a 5-star hotel for 3 nights (1 room) - BBQ lunch or dinner with Virtuix’s CEO Jan Goetgeluk - Visit to Virtuix’s office to meet the team and try our products.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement.*

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

PRESS

Nasdaq

Virtuix Is Levered to an Unprecedented Gaming Paradigm

View Article

Stuff

Virtuix's Omni One omnidirectional treadmill looks freaking incredible for a home VR experience

View Article

VentureBeat

Virtuix raises $19 million for Omni One VR treadmill

View Article

Slash Gear

Virtuix Omni One is a 360-degree VR treadmill to bring the Holodeck home

View Article

Show More Press

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

[Music]

0:42

thank you

0:48

[Music]

1:05

foreign

1:11

[Music]

1:37

boxing

1:41

enough let's get you out of there

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Exhibit F-1
[5th Amended and Restated Certificate of Incorporation]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "VIRTUIX HOLDINGS INC.", FILED IN THIS OFFICE ON THE EIGHTH DAY OF FEBRUARY, A.D. 2023, AT 12:24 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

5454859 8100
SR# 20230425783

Authentication: 202680685
Date: 02-09-23

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:24 PM 02/08/2023
FILED 12:24 PM 02/08/2023
SR 20230425783 - File Number 5454859

FIFTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF VIRTUIX HOLDINGS INC.

Jan Goetgeluk hereby certifies that:

ONE: The original name of this corporation is Virtuix Holdings Inc. and the date of filing of the original Certificate of Incorporation of this corporation with the Secretary of State of the State of Delaware was December 20, 2013. This corporation amended and restated its Third Amended and Restated Certificate of Incorporation with the Fourth Amended and Restated Certificate of Incorporation of this corporation as filed with the Secretary of State of the State of Delaware on September 30, 2020, as amended by the Certificate of Amendment to Fourth Amended and Restated Certificate of Incorporation as filed with the Secretary of State of the State of Delaware on October 15, 2020.

TWO: He is the duly elected and acting Chief Executive Officer of Virtuix Holdings Inc., a Delaware corporation.

THREE: The Fourth Amended and Restated Certificate of Incorporation of this corporation, as amended, is hereby amended and restated to read in its entirety as follows:

ARTICLE I

The name of this Corporation is Virtuix Holdings Inc.

ARTICLE II

The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, DE 19801, which office is in the City of Wilmington and County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares of capital stock that the Corporation shall have authority to issue is 66,300,000. The total number of shares of Common

Stock the Corporation shall have authority to issue is 37,000,000 with a par value of $0.001 per share. The total number of shares of Preferred Stock the Corporation shall have authority to issue is 29,300,000 shares with a par value of $0.001 per share, with 4,000,000 of such shares of Preferred Stock designated as "Series Seed Preferred Stock", 4,300,000 of such shares of Preferred Stock designated as "Series 2 Seed Preferred Stock", 7,000,000 of such shares of Preferred Stock designated as "Series A-1 Preferred Stock", 7,000,000 of such shares of Preferred Stock designated as "Series A-2 Preferred Stock", and 7,000,000 of such shares of Preferred Stock designated as "Series B Preferred Stock". The Series A-1 Preferred Stock and Series A-2 Preferred Stock are sometimes referred to herein together as the "***Series A Preferred Stock***"; and the Series Seed Preferred Stock, Series 2 Seed Preferred Stock, Series A Preferred Stock and Series B Preferred Stock are sometimes referred to herein collectively as the "***Designated Preferred Stock***".

The relative rights, preferences, privileges, limitations and restrictions granted to or imposed on the respective classes and series of the shares of capital stock or the holders thereof are as follows:

4.1 *Dividends*. No dividends shall be declared or paid (payable other than in shares of Common Stock), and no distribution shall be made, on any shares of Common Stock (payable other than in shares of Common Stock) unless such dividends are declared and paid ratably to the holders of Common Stock and Designated Preferred Stock based on the number of shares of Common Stock which would be held by each such holder if all shares of Designated Preferred Stock were converted at the then-effective Applicable Conversion Rate (as defined below) applicable to the respective series of Designated Preferred Stock.

4.2 *Liquidation Preference.*

(A) *Preferred Stock Preference.* In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of Series Seed Preferred Stock, Series 2 Seed Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series B Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the Corporation's assets or surplus funds to the holders of the Corporation's Common Stock or any other stock ranking junior to the Series Seed Preferred Stock, Series 2 Seed Preferred Stock, Series A Preferred Stock or Series B Preferred Stock by reason of their ownership thereof, an amount equal to:

(i) $0.80 per share for each share of Series Seed Preferred Stock (the "***Series Seed Original Issue Price***");

(ii) $1.05 per share for each share of Series 2 Seed Preferred Stock (the "***Series 2 Seed Original Issue Price***");

(iii) $2.332 for each share of Series A-1 Preferred Stock (the "***Series A-1 Original Issue Price***");

(iv) $2.996 for each share of Series A-2 Preferred Stock (the "***Series A-2 Original Issue Price***"), and

(v) $6.22 for each share of Series B Preferred Stock (the "***Series B Original Issue Price***");

in each case as adjusted for any stock dividend, stock split, combination, reorganization, recapitalization, reclassification or other similar event with respect to such share, plus an additional amount equal to any dividends declared but unpaid on each such share ("***Unpaid Dividends***").

If, upon such liquidation, dissolution or winding up, the assets and funds distributed are insufficient to permit the payment to each holder of Series Seed Preferred Stock the sum of the Series Seed Original Issue Price plus Unpaid Dividends, to each holder of Series 2 Seed Preferred Stock the sum of the Series 2 Seed Original Issue Price plus Unpaid Dividends, to each holder of Series A-1 Preferred Stock the sum of the Series A-1 Original Issue Price plus Unpaid Dividends, to each holder of Series A-2 Preferred Stock the sum of the Series A-2 Original Issue Price plus Unpaid Dividends and to each holder of Series B Preferred Stock the sum of the Series B Original Issue Price plus Unpaid Dividends, then the entire assets and funds legally available for distribution shall be distributed ratably among the holders of the Designated Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

(B) *Remaining Assets.* Upon the completion of the distribution required by subsection (A) of this Section 4.2, all of the Corporation's remaining assets or funds available for distribution to stockholders shall be distributed solely to the holders of Common Stock, which distribution shall be made ratably to such holders based on the number of shares of Common Stock held by each such holder.

(C) (1) Unless otherwise determined by the holders of at a majority of the Designated Preferred Stock then outstanding, for the purposes of this Section 4.2, a liquidation, dissolution or winding up of the Corporation shall be deemed to include (i) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions (including, without limitation, any merger, consolidation or other form of reorganization in which outstanding shares of the Corporation are exchanged for securities or other consideration issued, or caused to be issued, by the acquiring entity or its subsidiary), unless the Corporation's stockholders of record as constituted immediately prior to such transaction or series of related transactions will, immediately after such transaction or series of related transactions hold at least a majority of the voting power of the surviving or acquiring entity by virtue of shares received in such transaction or series of related transactions with respect to shares of the Corporation's capital stock or (ii) a sale of all or substantially all of the assets of the Corporation in a single transaction or series of related transactions (each of (i) and (ii) being referred to herein as a "***Deemed Liquidation***").

(2) If any assets of the Corporation distributed to stockholders in connection with any liquidation, dissolution or winding up of the Corporation are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board of Directors of the Corporation (the "***Board***"); *provided, however*, any publicly traded securities that are not subject to investment letter or other restrictions on free marketability shall be valued as follows:

(a) if the securities are then traded on a national securities exchange or the Nasdaq Stock Market (or a similar national quotation system), then the value of the securities shall be deemed to be to the average of the closing prices of the securities on such exchange or system over the ten (10) trading day period ending five (5) trading days prior to the distribution; and

(b) if the securities are actively traded over-the-counter, then the value of the securities shall be deemed to be the average of the closing bid prices of the securities over the ten (10) trading day period ending five (5) trading days prior to the distribution.

(3) In the event the requirements of this subsection (C) are not complied with, the Corporation shall forthwith either:

(a) cause such closing to be postponed until such time as the requirements of this Section 4.2 have been complied with, or

(b) cancel such transaction, in which event the respective rights, preferences, privileges and restrictions of the holders of each series of the Designated Preferred Stock shall revert to and be the same as such rights, preferences, privileges and restrictions existing immediately prior to the date of the first notice referred to in subsection (C)(4).

(4) The Corporation shall give each holder of record of Designated Preferred Stock written notice of a transaction described in subsection (C)(1) not later than ten (10) days prior to the stockholders' meeting called to approve such transaction, or ten (10) days prior to the closing of such transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such transaction. The first of such notices shall describe the material terms and conditions of the impending transaction, and the Corporation shall thereafter give such holders prompt notice of any material changes. The transaction shall in no event take place sooner than ten (10) days after the Corporation has given the first notice provided for herein or sooner than ten (10) days after the Corporation has given notice of any material changes provided for herein; *provided, however*, that each of the periods in this subsection (C)(4) may be shortened or eliminated upon the written consent of the holders of at least a majority of the shares of Designated Preferred Stock then outstanding.

4.3 *Conversion*. The holders of each series of Designated Preferred Stock have conversion rights as follows:

(A) *Right to Convert*. Each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, and prior to or simultaneous with the closing of a transaction that constitutes a Deemed Liquidation, at the office of the Corporation or any transfer agent for the Preferred Stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Series Seed Original Issue Price by the Series Seed Conversion Price, determined as hereinafter provided, in effect at the time of the conversion (the "***Series Seed Conversion Rate***"). Each share of Series 2 Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, and prior to or simultaneous with the closing of a transaction that constitutes a Deemed Liquidation, at the office of the Corporation or any transfer agent for the

Preferred Stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Series 2 Seed Original Issue Price by the Series 2 Seed Conversion Price, determined as hereinafter provided, in effect at the time of the conversion (the "***Series 2 Seed Conversion Rate***"). Each share of Series A-1 Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, and prior to or simultaneous with the closing of a transaction that constitutes a Deemed Liquidation, at the office of the Corporation or any transfer agent for the Preferred Stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Series A-1 Original Issue Price by the Series A-1 Conversion Price, determined as hereinafter provided, in effect at the time of the conversion (the "***Series A-1 Conversion Rate***"). Each share of Series A-2 Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, and prior to or simultaneous with the closing of a transaction that constitutes a Deemed Liquidation, at the office of the Corporation or any transfer agent for the Preferred Stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Series A-2 Original Issue Price by the Series A-2 Conversion Price, determined as hereinafter provided, in effect at the time of the conversion (the "***Series A-2 Conversion Rate***"). Each share of Series B Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, and prior to or simultaneous with the closing of a transaction that constitutes a Deemed Liquidation, at the office of the Corporation or any transfer agent for the Preferred Stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Series B Original Issue Price by the Series B Conversion Price, determined as hereinafter provided, in effect at the time of the conversion (the "***Series B Conversion Rate***"; and collectively with the Series Seed Conversion Rate, Series 2 Seed Conversion Rate, Series A-1 Conversion Rate and Series A-2 Conversion Rate referred to herein as the "***Applicable Conversion Rate***"). The initial "***Series Seed Conversion Price***" shall be the Series Seed Original Issue Price; the initial "***Series 2 Seed Conversion Price***" shall be the Series 2 Seed Original Issue Price; the initial "***Series A-1 Conversion Price***" shall be the Series A-1 Original Issue Price; the initial "***Series A-2 Conversion Price***" shall be the Series A-2 Original Issue Price; and the initial "***Series B Conversion Price***" shall be the Series B Original Issue Price. Such initial Series Seed Conversion Price, Series 2 Seed Conversion Price, Series A-1 Conversion Price, Series A-2 Conversion Price and Series B Conversion Price (sometimes referred to herein collectively as the "***Designated Preferred Conversion Price***") shall be subject to adjustment as provided in subsection (D) of this Section 4.3.

(B) *Automatic Conversion*. Each share of Designated Preferred Stock shall automatically be converted into fully paid and nonassessable shares of Common Stock at its then effective Applicable Conversion Rate upon the earlier of (i) immediately prior to the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "***Securities Act***"), covering the offer and sale of Common Stock to the public in which the aggregate gross proceeds raised are at least $40,000,000 (a "***Qualified IPO***"), or (ii) upon the receipt by the Corporation of a written request for such conversion from the holders of at least two-thirds (2/3rds) of the total number of shares of such series of Designated Preferred Stock then outstanding, or, if later, the effective date for conversion specified in such requests (each of the events referred to in (i) and (ii) are referred to herein as an "***Automatic Conversion Event***").

(C) *Mechanics of Conversion.*

(1) Before any holder of Designated Preferred Stock shall be entitled to convert the same into shares of Common Stock and if the shares are certificated, such holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Designated Preferred Stock, and, whether such shares are certificated or not certificated, shall give written notice to the Corporation at such office that such holder elects to convert the same and shall state therein the name or names in which such holder wishes the shares of Common Stock to be issued. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of surrender of the shares of Designated Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date; *provided, however*, that on the date of an Automatic Conversion Event, the outstanding shares of Designated Preferred Stock to be converted as a result of such Automatic Conversion Event shall be converted automatically without any further action by the holders of such shares and each holder of record of such shares of Designated Preferred Stock shall be deemed on such date to be the holder of record of the Common Stock issuable upon such conversion, whether or not (i) the certificates representing such shares are surrendered to the Corporation or its transfer agent, (ii) notice from the Corporation shall have been received by any holder of record of such shares of Designated Preferred Stock, or (iii) the certificates evidencing such shares of Common Stock shall not then be actually delivered to such holder; *provided further, however*, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such Automatic Conversion Event unless either the certificates evidencing such shares of Designated Preferred Stock are delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. The Corporation shall, as soon as practicable after delivery of the certificates, if applicable, or after such agreement and indemnification, issue and deliver at such office to such holder of Designated Preferred Stock, the number of shares of Common Stock to which such holder shall be entitled as aforesaid, and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock plus any Unpaid Dividends on the converted shares of Designated Preferred Stock.

(2) If the conversion is in connection with an underwritten offering of securities registered pursuant to the Securities Act, a Deemed Liquidation or any other merger, sale or liquidation of the Corporation, the conversion may, at the option of any holder tendering shares of Designated Preferred Stock for conversion, be conditioned upon the closing of such transaction or upon the occurrence of such event, in which case the person(s) entitled to receive the Common Stock issuable upon such conversion of the Designated Preferred Stock shall be deemed to have converted such Designated Preferred Stock immediately prior to the closing of such transaction or the occurrence of such event.

(D) *Adjustment of Designated Preferred Conversion Prices.* Each of the Series Seed Conversion Price, Series 2 Seed Conversion Price, Series A-1 Conversion Price, Series A-2

Conversion Price and Series B Conversion Price shall be subject to adjustment from time to time as follows:

(1) (a) If the Corporation shall issue, after the date of filing of this Fifth Amended and Restated Certificate of Incorporation (this "***Restated Certificate***"), any Additional Stock (as defined in subsection (D)(2)) without consideration or for a consideration per share less than the applicable Designated Preferred Conversion Price for a series of Designated Preferred Stock in effect immediately prior to the issuance of such Additional Stock, the applicable Designated Preferred Conversion Price of such series of Designated Preferred Stock in effect immediately prior to each such issuance of Additional Stock shall forthwith (except as otherwise provided in this subsection (D)) be adjusted to a price equal to the product obtained by multiplying the Designated Preferred Conversion Price of such series of Designated Preferred Stock in effect immediately prior to such issuance of Additional Stock by a fraction, the numerator of which is equal to the sum of (i) the total number of shares of Common Stock outstanding (including any shares of Common Stock deemed to be issued pursuant to subsection (D)(1)(e) of this Section 4.3) immediately prior to such issuance of Additional Stock plus (ii) the number of shares of Common Stock that the aggregate consideration received by this Corporation for such issuance of Additional Stock would purchase at the Designated Preferred Conversion Price of such series of Designated Preferred Stock in effect immediately prior to such issuance of Additional Stock, and the denominator of which is equal to the sum of (x) the total number of shares of Common Stock outstanding (including any shares of Common Stock deemed to be issued pursuant to subsection (D)(1)(e) of this Section 4.3) immediately prior to such issuance of Additional Stock plus (y) the number of shares of Additional Stock issued.

(b) No adjustment in the applicable Designated Preferred Conversion Price need be made if such adjustment would result in a change of such Designated Preferred Conversion Price of less than $0.001. Any adjustment of less than $0.001 that is not made shall be carried forward and shall be made at the time of and together with any subsequent adjustment that, on a cumulative basis, amounts to an adjustment of $0.001 or more in the applicable Designated Preferred Conversion Price. Except to the limited extent provided for in subsections (D)(1)(e)(iii) or (iv), no adjustment of the Designated Preferred Conversion Price of any series of Designated Preferred Stock pursuant to this subsection (D)(1) shall have the effect of increasing such Designated Preferred Conversion Price above the Designated Preferred Conversion Price of such series of Designated Preferred Stock in effect immediately prior to such adjustment.

(c) In the case of the issuance of Additional Stock for cash, the consideration shall be deemed to be the amount of cash paid therefor before deducting any discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with the issuance and sale thereof.

(d) In the case of the issuance of Additional Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair value thereof as determined in good faith by the Board irrespective of any accounting treatment.

(e) In the case of the issuance (whether before, on or after the date of filing of this Restated Certificate) of (1) options to purchase or rights to subscribe for

Common Stock, (2) securities by their terms convertible into or exchangeable for Common Stock or (3) options to purchase or rights to subscribe for securities by their terms convertible into or exchangeable for Common Stock, the following provisions shall apply for all purposes of subsections (D)(1) and (2):

(i) The aggregate maximum number of shares of Common Stock deliverable upon exercise (assuming the satisfaction of any conditions to exercisability, including without limitation, the passage of time, but without taking into account potential antidilution adjustments) of such options to purchase or rights to subscribe for Common Stock shall be deemed to have been issued at the time such options or rights were issued and for a consideration equal to the consideration (determined in the manner provided in subsections (D)(1)(c) and (D)(1)(d)), if any, received by the Corporation upon the issuance of such options or rights plus the minimum exercise price provided in such options or rights (without taking into account potential antidilution adjustments) for the Common Stock covered thereby.

(ii) The aggregate maximum number of shares of Common Stock deliverable upon conversion of or in exchange (assuming the satisfaction of any conditions to convertibility or exchangeability, including without limitation, the passage of time, but without taking into account potential antidilution adjustments) for any such convertible or exchangeable securities or upon the exercise of options to purchase or rights to subscribe for such convertible or exchangeable securities and subsequent conversion or exchange thereof shall be deemed to have been issued at the time such securities were issued or such options or rights were issued and for a consideration equal to the consideration, if any, received by the Corporation for any such securities and related options or rights (excluding any cash received on account of accrued interest), plus the minimum additional consideration, if any, to be received by the Corporation (without taking into account potential antidilution adjustments) upon the conversion or exchange of such securities or the exercise of any related options or rights (the consideration in each case to be determined in the manner provided in subsections (D)(1)(c) and (D)(1)(d)).

(iii) In the event of any change in the number of shares of Common Stock deliverable or in the consideration payable to the Corporation upon exercise of such options or rights or upon conversion of or exchange for such convertible or exchangeable securities, including, but not limited to, a change resulting from the antidilution provisions thereof, the applicable Designated Preferred Conversion Price, to the extent in any way affected by or computed using such options, rights or securities, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Stock or any payment of such consideration upon the exercise of any such options or rights or the conversion or exchange of such securities.

(iv) Upon the expiration of any such options or rights, the termination of any such rights to convert or exchange or the expiration of any options or rights related to such convertible or exchangeable securities, the applicable Designated Preferred Conversion Price, to the extent in any way affected by or computed using such options, rights or securities or options or rights related to such securities, shall be recomputed to reflect the issuance of only the number of shares of Common Stock (and convertible or exchangeable securities that remain in effect) actually issued upon the exercise of such options or rights, upon the conversion

or exchange of such securities or upon the exercise of the options or rights related to such securities.

(v) The number of shares of Common Stock deemed issued and the consideration deemed paid therefor pursuant to subsections (D)(1)(e)(i) and (ii) shall be appropriately adjusted to reflect any change, termination or expiration of the type described in either subsection (D)(1)(e)(iii) or (iv).

(2) "***Additional Stock***" shall mean any shares of Common Stock issued (or deemed to have been issued pursuant to subsection (D)(1)(e) of this Section 4.3) by this Corporation after the date of filing of this Restated Certificate other than the following "***Exempted Securities***":

(a) shares of Common Stock or issued pursuant to an event or transaction described in subsection (D)(3) of this Section 4.3;

(b) shares of Common Stock issued or issuable upon conversion of shares of Designated Preferred Stock;

(c) shares of Common Stock issued or issuable upon conversion of options or rights described in subsection (D)(1)(e) of this Section 4.3 that are outstanding as of the date of the filing of this Restated Certificate with the Secretary of State of the State of Delaware;

(d) shares of Common Stock issued (or deemed to have been issued pursuant to subsection (D)(1)(e) of this Section 4.3) to the Corporation's employees, officers, directors, consultants, advisors or service providers pursuant to the Virtuix Holdings Inc. 2014 Long-Term Incentive Plan or any other equity incentive plan, agreement or similar arrangement approved by the Board;

(e) shares of Common Stock issued (or deemed to have been issued pursuant to subsection (D)(1)(e) of this Section 4.3) to banks, equipment lessors or other lenders or financial institutions pursuant to a commercial leasing or debt financing;

(f) shares of Common Stock issued (or deemed to have been issued pursuant to subsection (D)(1)(e) of this Section 4.3) in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships and not for equity financing purposes;

(g) shares of Common Stock issued (or deemed to have been issued pursuant to subsection (D)(1)(e) of this Section 4.3) in connection with a bona fide business acquisition by the Corporation (whether by merger, consolidation, sale of assets, sale or exchange of stock or otherwise);

(h) shares of Common Stock issued or deemed to have been issued pursuant to subsection (D)(1)(e) of this Section 4.3) to suppliers or third party service providers in connection with the provision of goods or services and not for equity financing purposes; or

(i) shares of Common Stock issued in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act.

(3) *Subdivision, etc.* In the event the Corporation should at any time or from time to time after the date of filing of this Restated Certificate, fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock without payment of any consideration by such holder for the additional shares of Common Stock (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Designated Preferred Conversion Price of each series of Designated Preferred Stock shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase of the aggregate of shares of Common Stock outstanding.

(4) *Combination.* If the number of shares of Common Stock outstanding at any time after the date of filing of this Restated Certificate is decreased by a combination of the outstanding shares of Common Stock, then, on the effective date of such combination, the Designated Preferred Conversion Price of each series of Designated Preferred Stock shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of any shares of such series of Designated Preferred Stock shall be decreased in proportion to such decrease in outstanding shares of Common Stock.

(5) *Waiver of Adjustment to Designated Preferred Conversion Prices.* Notwithstanding anything herein to the contrary, any downward adjustment of the applicable Designated Preferred Conversion Price of a series of Designated Preferred Stock may be waived, either prospectively or retroactively and either generally or in a particular instance, by the consent or vote of the holders of two-thirds (2/3rds) of the outstanding shares of such series of Designated Preferred Stock. Any such waiver shall bind all future holders of such series of Designated Preferred Stock.

(E) *Other Distributions.* In the event the Corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by this Corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in subsection (D)(3) of this Section 4.3, then, in each such case for the purpose of this subsection (E), the holders of Designated Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of the Corporation into which their respective shares of Designated Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of the Corporation entitled to receive such distribution.

(F) *Recapitalizations.* If, at any time or from time to time after the date of filing of this Restated Certificate, there shall be a recapitalization of the Corporation's Common Stock (other than (i) a subdivision or combination provided for in subsections (D)(3) or (D)(4) of this Section 4.3 or (ii) a deemed liquidation, dissolution or winding up pursuant to Section 4.2(C)) provision shall be made so that the holders of Designated Preferred Stock shall thereafter be entitled

to receive upon conversion of the Designated Preferred Stock the number of shares of stock or other securities or property of the Corporation or otherwise, to which a holder of Common Stock deliverable upon conversion of the Designated Preferred Stock would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4.3 with respect to the rights of the holders of each series of Designated Preferred Stock after the recapitalization to the end that the provisions of this Section 4.3 (including adjustment of the applicable Designated Preferred Conversion Price of such series of Designated Preferred Stock then in effect and the number of shares issuable upon conversion of such series of Designated Preferred Stock) shall be applicable after that event as nearly equivalent as prior to that event as may be practicable.

(G) *No Fractional Shares and Certificate as to Adjustment.*

(1) No fractional shares shall be issued upon the conversion of any share of Designated Preferred Stock and, in lieu of any fractional shares to which any holder of Designated Preferred Stock would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock on the date of conversion as determined in good faith by the Board. Whether or not fractional shares are issuable upon such conversion shall be determined on the basis of the total number of shares of Designated Preferred Stock the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion.

(2) Upon the occurrence of each adjustment or readjustment of the Applicable Conversion Rate for a series of Designated Preferred Stock pursuant to this Section 4.3, the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Designated Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon written request at any time of any holder of Designated Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) all such adjustments and readjustments, (ii) the Applicable Conversion Rate at the time in effect for each series of Designated Preferred Stock, and (iii) the number of shares of Common Stock and the amount, if any, of other property that at the time would be received upon the conversion of such holder's shares of Designated Preferred Stock.

(H) *Notices of Record Date.* In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property or to receive any other right, the Corporation shall mail to each holder of Designated Preferred Stock at least twenty (20) days prior to such record date, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution or right, and the amount and character of such dividend, distribution or right. The notice requirement set forth in the preceding sentence may be waived in writing by the holders of at least a majority of the outstanding shares of Designated Preferred Stock.

(I) *Reservation of Stock Issuable Upon Conversion.* The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock

solely for the purpose of effecting the conversion of the shares of Designated Preferred Stock such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Designated Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Designated Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose, including, without limitation, engaging its best efforts to obtain the requisite stockholder approval for any necessary amendment to this Restated Certificate.

4.4 *Voting.*

(A) *Voting Rights Generally.* Each holder of each share of Designated Preferred Stock (i) shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Designated Preferred Stock could be converted at the record date for determination of the stockholders entitled to vote, or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited, (ii) shall have voting rights and powers equal to the voting rights and powers of the Common Stock (except as otherwise provided herein or as required by law, voting together with the Common Stock as a single class) and (iii) shall be entitled to notice of any stockholders' meeting in accordance with the Corporation's Bylaws. Fractional votes shall not, however, be permitted and any fractional voting resulting from the above formula (after aggregating all shares into which shares of Designated Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Each holder of each share of Common Stock shall be entitled to one vote. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate that relates solely to the terms of a series of Designated Preferred Stock if the holders of such series of Designated Preferred Stock are entitled to vote thereon pursuant to the Delaware General Corporation Law.

(B) *Designated Preferred Stock Protective Provisions.* At any time when shares of Designated Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law) the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Designated Preferred Stock, voting together as a single class of shares on an as-if-converted-to-Common Stock basis, given in writing or by vote at a meeting:

(1) amend or repeal any provision of this Restated Certificate or of the Bylaws of the Corporation if such amendment or repeal would alter, change or otherwise adversely affect the powers, preferences or privileges of any series of the Designated Preferred Stock;

(2) increase or decrease (other than by conversion) the authorized number of shares of Series Seed Preferred Stock, Series 2 Seed Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series B Preferred Stock or Common Stock;

(3) authorize, issue any new, or reclassify any existing class or series of equity securities having any preference or priority with respect to dividends rights, conversion

rights, voting rights, or distribution of assets upon a Deemed Liquidation that is superior to or on parity with any such preference or priority of any series of the Designated Preferred Stock;

(4) redeem, repurchase or otherwise acquire for value (or pay into or set aside for a sinking fund for such purpose) any shares of Common Stock or Designated Preferred Stock, other than the repurchase of shares of Common Stock from employees, officers, directors, consultants or other service providers pursuant to agreements to repurchase such stock at cost in connection with the occurrence of certain events, such as the termination of their employment with or services to the Corporation;

(5) declare a dividend or distribute cash or property to holders of Common Stock through dividends (other than dividends payable in Common Stock for which appropriate adjustment is made hereunder); or

(6) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation, or consent to any of the foregoing.

4.5 *Special Voting Provisions*. In the event that less than a majority of the shares of Designated Preferred Stock cast a vote on the matters set forth in Section 4.4 above following a fourteen (14) day notice period from the Corporation (which notice period may be extended for an additional fourteen (14) day period in the sole discretion of the Corporation's Board of Directors), any unvoted shares of Preferred Stock shall be voted via proxy by the Chief Executive Officer of the Corporation, either for or against the matter, in the same proportion as the votes that have been received prior to the expiration of the foregoing notice period. In the event that approval of any of the matters set forth in Section 4.4 above are submitted to the stockholders of the Corporation for approval by an action by written consent in lieu of meeting (a "***Proposed Written Consent***"), the Corporation shall provide notice to all holders of Designated Preferred Stock of the matter to be approved by the Proposed Written Consent (the "***Written Consent Notice***") and request that stockholders either execute such Proposed Written Consent (an "***Approval***") or deliver notification to the Corporation of their refusal to execute such Proposed Written Consent (a "***Rejection***"). To the extent that any holder of Designated Preferred Stock has not delivered an Approval or Rejection within fourteen (14) days after the date of the Written Consent Notice (which notice period may be extended for an additional fourteen (14) day period in the sole discretion of the Corporation's Board of Directors), then the Chief Executive Officer of the Corporation shall have the right, as the proxy of such holder of Designated Preferred Stock, to execute the Proposed Written Consent on behalf of such holder of Designated Preferred Stock so as to constitute an Approval by such holder of the matters set forth in the Proposed Written Consent.

4.6 *Status of Converted Stock*. In the event any shares of Designated Preferred Stock are converted pursuant to Section 4.3, the Corporation shall never again issue the shares so converted and all such shares so converted shall, upon such conversion, cease to be a part of the Corporation's authorized stock. This Restated Certificate shall be appropriately amended to effect the corresponding reduction in the Corporation's authorized stock.

4.7 *Notices*. Any notice required by the provisions of Sections 4.2, 4.3, 4.4 or 4.5 to be given to the holders of shares of Designated Preferred Stock shall be in writing and shall be

delivered personally by hand or by courier, mailed by United States first-class mail, postage prepaid, sent by facsimile or sent by electronic mail directed to each holder of record at such holder's address, facsimile number or electronic mail address appearing on the Corporation's books. Any such notice shall be effective or deemed given on the date of delivery, mailing, confirmed facsimile transfer or confirmed electronic mail delivery.

ARTICLE V

To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the Delaware General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article V to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article V by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ARTICLE VI

The management of the business and the conduct of the affairs of the Corporation shall be vested in the Board. The number of directors of this Corporation shall be set from time to time by resolution of the Board.

ARTICLE VII

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

ARTICLE VIII

Election of directors at an annual or special meeting of stockholders need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE IX

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Restated Certificate in the manner now or hereafter prescribed by statute, and all rights conferred on stockholders herein are granted subject to this reservation.

ARTICLE X

The following indemnification provisions shall apply to the persons enumerated below.

1. Right to Indemnification of Directors. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an "***Indemnified Person***") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "***Proceeding***"), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director of the Corporation or, while a director of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) actually and reasonably incurred by such Indemnified Person in such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 3 of this Article X, the Corporation shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board.

2. Advancement of Expenses of Directors. The Corporation shall pay the expenses (including attorneys' fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, *provided*, *however*, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article X or otherwise.

3. Claims by Directors. If a claim for indemnification or advancement of expenses under this Article X is not paid in full within thirty (30) days after a written claim therefor by the Indemnified Person has been received by the Corporation, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law and it shall be a defense that the Indemnified Person has not met the applicable standard set forth in the Delaware General Corporation Law.

4. Indemnification of Employees and Agents. The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorney's fees) reasonably incurred by such person in connection with such Proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer

employees or agents shall be made in such manner as is determined by the Board in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board.

5. Non-Exclusivity of Rights. The rights conferred on any person by this Article X shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of this Certificate of Incorporation, the Corporation's bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

6. Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article X shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person's heirs, executors and administrators.

ARTICLE XI

1. Forum. Subject to the last sentence in this Section 1 of Article XI, and unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by the applicable law, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or this Restated Certificate or the Bylaws of the Corporation, or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder's counsel except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (C) for which the Court of Chancery does not have subject matter jurisdiction. Notwithstanding the foregoing, (i) the provisions of this Section 1 will not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or the rules and regulations promulgated thereunder, or any other claim for which the federal courts have exclusive jurisdiction and (ii) unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

2. Consent to Jurisdiction. If any action the subject matter of which is within the scope of Section 1 of this Article XI is filed in a court other than a court located within the State of Delaware (a "***Foreign Action***") in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Section 1 of this Article XI (an "***FSC Enforcement Action***") and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder's counsel in the Foreign Action as agent for such stockholder.

3. Severability. If any provision or provisions of this Article XI shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XI (including, without limitation, each portion of any sentence of this Article XI containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XI.

4. Deemed Notice. Any person or entity purchasing or otherwise acquiring or holding any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article XI.

* * * *

FOUR: This Fifth Amended and Restated Certificate of Incorporation has been duly approved by the Board of Directors of the Corporation.

FIVE: This Fifth Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of said corporation in accordance with Section 228 of the Delaware General Corporation Law. This Fifth Amended and Restated Certificate of Incorporation has been duly adopted in accordance with the provisions of Sections 242 and 245 of the Delaware General Corporation Law by the stockholders of the Corporation.

In Witness Whereof, Virtuix Holdings Inc. has caused this Fifth Amended and Restated Certificate of Incorporation to be signed by its Chief Executive Officer this 8th day of February, 2023.

VIRTUIX HOLDINGS INC.

By: /s/ Jan Goetgeluk

Jan Goetgeluk,
Chief Executive Officer

Exhibit F-2
[ROFR Agreement]

AMENDED AND RESTATED RIGHT OF FIRST REFUSAL AGREEMENT

THIS AMENDED AND RESTATED RIGHT OF FIRST REFUSAL AGREEMENT (this "***Agreement***"), is made as of the 10th day of March, 2016, by and among Virtuix Holdings Inc., a Delaware corporation (the "***Company***"), the Investors listed on Schedule A hereto and the Key Holders listed on Schedule B hereto.

R E C I T A L S:

A. The Company, the Investors in the Company's Series Seed Preferred Stock and Series 2 Seed Preferred Stock listed on Schedule A thereto, and the holders of the Company's Common Stock listed on Schedule B thereto are parties to the Right of First Refusal Agreement dated as of April 7, 2014, as amended by Amendment No. 1 to Right of First Refusal Agreement dated as of December 3, 2014 (as so amended, the "***Prior RoFR Agreement***").

B. The Prior RoFR Agreement provides that it may only be amended or modified by a written instrument executed by the Company, Key Holders holding a majority of the shares of Transfer Stock then held by all of the Key Holders who are then providing services to the Company as officers, employees or consultants, and Investors holding a majority of the Common Stock issuable or issued upon conversion of the Series Seed Preferred Stock and Series 2 Seed Preferred Stock of the Company.

C. The Investors executing this Agreement hold a majority of the Common Stock issuable or issued upon conversion of the Series Seed Preferred Stock and Series 2 Seed Preferred Stock of the Company; and the Key Holders executing this Amendment hold more than a majority of the shares of Transfer Stock held by all of the Key Holders who are currently providing services to the Company as officers, employees or consultants.

D. On and after the date hereof, the Company intends to sell shares of its Series A Preferred Stock, par value $0.001 per share, of the Company (the "***Series A Preferred Stock***") to new and current investors in the Company (collectively, the "***Series A Investors***").

E. As a condition to each Series A Investor's purchase of shares of Series A Preferred Stock, the Company, the current Investors executing this Agreement, and the Key Holders have agreed to enter into this Agreement with each of the Series A Investors.

F. The parties hereto desire to amend and restate the Prior RoFR Agreement in its entirety by this Agreement so as to afford the Series A Investors with the first refusal rights provided for herein.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company, the Key Holders and the Investors agree as follows:

1. Definitions.

1.1 "***Affiliate***" means, with respect to any specified Investor, any other Investor who directly or indirectly, controls, is controlled by or is under common control with such Investor, including, without limitation, any general partner, managing member, officer or director of such Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, such Investor.

1.2 "***Capital Stock***" means (a) shares of Preferred Stock, (b) shares of Common Stock, whether now outstanding or hereafter issued in any context, including, without limitation, upon the conversion of shares of Preferred Stock, and (c) shares of Common Stock issued or issuable upon exercise or conversion, as applicable, of stock options, warrants or other convertible securities of the Company, in each case now owned or subsequently acquired by any Key Holder, any Investor, or their respective successors or permitted transferees or assigns. For purposes of the number of shares of Capital Stock held by an Investor or Key Holder (or any other calculation based thereon), all shares of Preferred Stock shall be deemed to have been converted into Common Stock at the then-applicable conversion ratio.

1.3 "***Change of Control***" means a transaction or series of related transactions in which a person, or a group of related persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company.

1.4 "***Common Stock***" means shares of Common Stock of the Company, $0.001 par value per share.

1.5 "***Company Notice***" means a written notice from the Company notifying the selling Key Holder that the Company intends to exercise its Right of First Refusal as to some or all of the Transfer Stock with respect to any Proposed Key Holder Transfer.

1.6 "***Investor Notice***" means a written notice from an Investor notifying the Company and the selling Key Holder that such Investor intends to exercise its Secondary Refusal Right as to a portion of the Transfer Stock with respect to any Proposed Key Holder Transfer.

1.7 "***Investors***" means the persons named on Schedule A hereto, each person to whom the rights of an Investor are assigned pursuant to Section 7.9, and each person who hereafter becomes a signatory to this Agreement pursuant to Sections 7.8 and 7.11, as the context may require.

1.8 "***Key Holders***" means the persons named on Schedule B hereto, each person to whom the rights of a Key Holder are assigned pursuant to Section 3, and each person who hereafter becomes a signatory to this Agreement as a "Key Holder" as a condition to such person becoming a stockholder of the Company, as the context may require

1.9 "***Preferred Stock***" means, collectively, shares of the Company's Series Seed Preferred Stock, Series 2 Seed Preferred Stock and Series A Preferred Stock.

1.10 "***Proposed Key Holder Transfer***" means any assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of or any other like transfer or encumbering of any Transfer Stock (or any interest therein) proposed by any of the Key Holders.

1.11 "***Proposed Transfer Notice***" means written notice from a Key Holder setting forth the terms and conditions of a Proposed Key Holder Transfer.

1.12 "***Prospective Transferee***" means any person to whom a Key Holder proposes to make a Proposed Key Holder Transfer.

1.13 "***Restated Certificate***" means the Company's Third Amended and Restated Certificate of Incorporation, as in effect on the date hereof and as the same may hereafter be amended from time to time.

1.14 "***Right of First Refusal***" means the right, but not an obligation, of the Company, or its permitted transferees or assigns, to purchase some or all of the Transfer Stock with respect to a Proposed Key Holder Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

1.15 "***Secondary Notice***" means a written notice from the Company notifying the Investors and the selling Key Holder that the Company does not intend to exercise its Right of First Refusal as to all shares of Transfer Stock with respect to any Proposed Key Holder Transfer.

1.16 "***Secondary Refusal Right***" means the right, but not an obligation, of each Investor to purchase up to its pro rata portion (based upon the total number of shares of Capital Stock then held by all Investors) of any Transfer Stock not purchased by the Company pursuant to its Right of First Refusal, on the terms and conditions specified in the Proposed Transfer Notice.

1.17 "***Transfer Stock***" means shares of Capital Stock owned by a Key Holder as of the date hereof, or issued to a Key Holder after the date hereof (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like).

1.18 "***Undersubscription Notice***" means written notice from an Investor notifying the Company and the selling Key Holder that such Investor intends to exercise its option to purchase all or any portion of the Transfer Stock not purchased pursuant to the Secondary Refusal Right.

2. Agreement Among the Company, the Investors and the Key Holders.

2.1 <u>Right of First Refusal by Key Holders</u>.

(a) <u>Grant</u>. Each Key Holder hereby unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all or any portion of Transfer Stock that such Key Holder may propose to transfer in a Proposed Key Holder Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.

(b) Notice. Each Key Holder proposing to make a Proposed Key Holder Transfer must deliver a Proposed Transfer Notice to the Company and each of the Investors not later than forty-five (45) days prior to the consummation of such Proposed Key Holder Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Key Holder Transfer, the identity of the Prospective Transferee and the intended date of the Proposed Key Holder Transfer. To exercise its Right of First Refusal under this Section 2, the Company must deliver a Company Notice to the selling Key Holder within fifteen (15) days after delivery of the Proposed Transfer Notice.

(c) Grant of Secondary Refusal Right to Investors. Each Key Holder hereby unconditionally and irrevocably grants to the Investors a Secondary Refusal Right to purchase all or any portion of the Transfer Stock not purchased by the Company pursuant to the Right of First Refusal, as provided in this Section 2.1(c). If the Company does not intend to exercise its Right of First Refusal with respect to all Transfer Stock subject to a Proposed Key Holder Transfer, the Company must deliver a Secondary Notice to the selling Key Holder and to each Investor to that effect no later than fifteen (15) days after the selling Key Holder delivers the Proposed Transfer Notice to the Company. To exercise its Secondary Refusal Right, an Investor must deliver an Investor Notice to the selling Key Holder and the Company within ten (10) days after the Company's deadline for its delivery of the Secondary Notice as provided in the preceding sentence.

(d) Undersubscription of Transfer Stock. If options to purchase have been exercised by the Company and the Investors with respect to some but not all of the Transfer Stock by the end of the ten (10) day period specified in the last sentence of Section 2.1(c) (the "***Investor Notice Period***"), then the Company shall, immediately after the expiration of the Investor Notice Period, send written notice (the "***Company Undersubscription Notice***") to those Investors who fully exercised their Secondary Refusal Right within the Investor Notice Period (the "***Exercising Investors***"). Each Exercising Investor shall, subject to the provisions of this Section 2.1(d), have an additional option to purchase all or any part of the balance of any such remaining unsubscribed shares of Transfer Stock on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Investor must deliver an Undersubscription Notice to the selling Key Holder and the Company within ten (10) days after the expiration of the Investor Notice Period. In the event there are two (2) or more such Exercising Investors that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the remaining shares available for purchase under this Section 2.1(d) shall be allocated to such Exercising Investors pro rata based on the number of shares of Transfer Stock such Exercising Investors have elected to purchase pursuant to the Secondary Refusal Right (without giving effect to any shares of Transfer Stock that any such Exercising Investor has elected to purchase pursuant to the Company Undersubscription Notice). If the options to purchase the remaining shares are exercised in full by the Exercising Investors, the Company shall immediately notify all of the Exercising Investors and the selling Key Holder of that fact.

(e) Consideration; Closing. If the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Company's Board of Directors and as set forth in the Company Notice. If the Company or any Investor cannot for any reason pay for the Transfer Stock in the same form of non-cash consideration, the Company or such Investor may pay

the cash value equivalent thereof, as determined in good faith by the Board of Directors and as set forth in the Company Notice. The closing of the purchase of Transfer Stock by the Company and the Investors shall take place, and all payments from the Company and the Investors shall have been delivered to the selling Key Holder, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Key Holder Transfer; and (ii) forty-five (45) days after delivery of the Proposed Transfer Notice.

2.2 [Intentionally Omitted].

2.3 Effect of Failure to Comply.

(a) Transfer Void; Equitable Relief. Any Proposed Key Holder Transfer not made in compliance with the requirements of this Agreement shall be null and void *ab initio*, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company. Each party hereto acknowledges and agrees that any breach of this Agreement would result in substantial harm to the other parties hereto for which monetary damages alone could not adequately compensate. Therefore, the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of purchases, sales and other transfers of Transfer Stock not made in strict compliance with this Agreement).

(b) Violation of Refusal Rights. If any Key Holder becomes obligated to sell any Transfer Stock to the Company or any Investor under this Agreement and fails to deliver such Transfer Stock in accordance with the terms of this Agreement, the Company and/or any such Investors may, at its option, in addition to all other remedies it may have, send to such Key Holder the purchase price for such Transfer Stock as is herein specified and transfer to the name of the Company or such Investor (or request that the Company effect such transfer in the name of an Investor) on the Company's books any certificates, instruments, or book entry representing the Transfer Stock to be sold.

3. Exempt Transfers.

3.1 Exempted Transfers. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 2.1 shall not apply (a) in the case of a Key Holder that is an entity, upon a transfer by such Key Holder to its stockholders, members, partners or other equity holders; (b) to a repurchase of Transfer Stock from a Key Holder by the Company at a price no greater than that originally paid by such Key Holder for such Transfer Stock and pursuant to an agreement containing vesting and/or repurchase provisions approved by a majority of the Board of Directors; (c) to a pledge of Transfer Stock that creates a mere security interest in the pledged Transfer Stock, provided that the pledgee thereof agrees in writing in advance to be bound by and comply with all applicable provisions of this Agreement to the same extent as if it were the Key Holder making such pledge; or (d) in the case of a Key Holder that is a natural person, upon a transfer of Transfer Stock by such Key Holder made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to his or her spouse, child (natural or adopted), or any other direct lineal descendant of such Key Holder (or his or her spouse) (all of the foregoing collectively referred to as "***Family Members***"), or any other person approved by the

Board of Directors of the Company, or any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by such Key Holder or any such family members; provided that in the case of clause(s) (a), (c), or (d), the Key Holder shall deliver prior written notice to the Company at least ten (10) days prior to effecting such pledge, gift or transfer, such shares of Transfer Stock shall at all times remain subject to the terms and restrictions set forth in this Agreement, and such transferee shall, as a condition to the receipt of such pledge, gift or transfer, deliver a counterpart signature page to this Agreement as confirmation that such transferee shall be bound by all the terms and conditions of this Agreement as a Key Holder (but only with respect to the securities so transferred to the transferee), including the obligations of a Key Holder with respect to Proposed Key Holder Transfers of such Transfer Stock pursuant to Section 2.1.

3.2 Exempted Offerings. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 2 shall not apply to the sale of any Transfer Stock (a) to the public in an offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (a "***Public Offering***"); or (b) pursuant to a Deemed Liquidation (as defined in the Restated Certificate).

4. Legend. Each certificate, instrument, or book entry representing shares of Transfer Stock held by the Key Holders or issued to any permitted transferee in connection with a transfer permitted by Section 3 hereof shall be notated with the following legend:

> THE SALE, PLEDGE, HYPOTHECATION, OR TRANSFER OF THE SECURITIES REPRESENTED HEREBY IS SUBJECT TO, AND IN CERTAIN CASES PROHIBITED BY, THE TERMS AND CONDITIONS OF A CERTAIN RIGHT OF FIRST REFUSAL AGREEMENT BY AND AMONG THE STOCKHOLDER, THE CORPORATION AND CERTAIN OTHER HOLDERS OF STOCK OF THE CORPORATION. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION.

Each Key Holder agrees that the Company may instruct its transfer agent to impose transfer restrictions on the shares notated with the legend referred to in this Section 4 above to enforce the provisions of this Agreement, and the Company agrees to promptly do so. The legend shall be removed upon termination of this Agreement at the request of the holder.

5. Lock-Up.

5.1 Agreement to Lock-Up. Each Key Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Company's initial public offering (the "***IPO***") and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (l80) days), or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports; and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (a) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or

warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Capital Stock held immediately prior to the effectiveness of the registration statement for the IPO; or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Capital Stock, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Capital Stock or other securities, in cash or otherwise. The foregoing provisions of this Section 5 shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, and shall only be applicable to the Key Holders if all officers, directors and holders of more than one percent (1%) of the outstanding Common Stock (after giving effect to the conversion into Common Stock of all outstanding Preferred Stock) enter into similar agreements. The underwriters in connection with the IPO are intended third-party beneficiaries of this Section 5 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Key Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in the IPO that are consistent with this Section 5 or that are necessary to give further effect thereto.

5.2 Stop Transfer Instructions. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the shares of Capital Stock of each Key Holder (and transferees and assignees thereof) until the end of such restricted period.

6. Drag-Along Rights.

6.1 Definitions. For purposes of this Section 6, a "***Sale of the Company***" shall mean either a Change of Control or (b) any other transaction that qualifies as a "***Deemed Liquidation***" as defined in the Restated Certificate.

6.2 Actions to be Taken. In the event that (i) the Board of Directors of the Company, (ii) the holders of at least 66.67% of the then outstanding shares of Common Stock, voting as a separate class of shares from all other issued and outstanding series and classes of Capital Stock (the "***Electing Common Holders***"), and (iii) the holders of a majority of the issued and outstanding shares of Preferred Stock, voting together as a single class on an as-converted-to Common Stock basis (the "***Electing Preferred Holders***"; and collectively with the Electing Common Holders, the "***Electing Holders***"), approve a Sale of the Company in writing, specifying that this Section 6 shall apply to such transaction, then each Key Holder, each Investor and the Company hereby agree to the following:

(a) if such transaction requires stockholder approval, with respect to all shares of Capital Stock that such Key Holder or Investor owns or over which such Key Holder or Investor otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all such shares of Capital Stock in favor of, and adopt, such Sale of the Company (together with any related amendment to the Restated Certificate required in order to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(b) if such transaction is to be consummated as a stock sale, to sell the same proportion of shares of Capital Stock beneficially held by such Key Holder or Investor as is being sold by the Electing Holders to the person to whom the Electing Holders propose to sell their

shares of Capital Stock, and, except as permitted in Section 6.3 below, on the same terms and conditions as the Electing Holders;

(c) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Electing Holders in order to carry out the terms and provision of this Section 6, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), and any similar or related documents;

(d) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any shares of Capital Stock owned by such party or Affiliate in a voting trust or subject any shares of Capital Stock to any arrangement or agreement with respect to the voting of such shares, unless specifically requested to do so by the acquiror in connection with the Sale of the Company;

(e) to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company;

(f) if the consideration to be paid in exchange for the shares of Capital Stock pursuant to this Section 6 includes any securities and due receipt thereof by any Key Holder or Investor would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Key Holder or Investor of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act of 1933, as amended, the Company may cause to be paid to any such Key Holder or Investor in lieu thereof, against surrender of the shares of Capital Stock which would have otherwise been sold by such Key Holder or Investor, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which such Key Holder or Investor would otherwise receive as of the date of the issuance of such securities in exchange for such shares of Capital Stock; and

(g) in the event that the Electing Holders, in connection with such Sale of the Company, appoint a stockholder representative (the "***Stockholder Representative***") with respect to matters affecting the Key Holders and Investors under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Key Holder's or Investor's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Key Holders and Investor, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other Key Holder or Investor with respect to any action or inaction taken or failed to be taken by the Stockholder Representative in connection with its service as the Stockholder Representative, absent fraud or willful misconduct.

6.3 Exceptions. Notwithstanding the foregoing, each Key Holder and Investor will not be required to comply with Section 6.2 above in connection with any proposed Sale of the Company (the "***Proposed Sale***"), unless:

(a) any representations and warranties to be made by such Key Holder or Investor in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such shares of Capital Stock, including, but not limited to, representations and warranties that (i) such Key Holder or Investor holds all right, title and interest in and to the shares of Capital Stock that such Key Holder or Investor purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of such Key Holder or Investor in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by such Key Holder or Investor have been duly executed by such Key Holder or Investor and delivered to the acquiror and are enforceable against such Key Holder or Investor in accordance with their respective terms; and (iv) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of such Key Holder's or Investor's obligations thereunder, will cause a breach or violation of the terms of any agreement, law or judgment, order or decree of any court or governmental agency applicable to such Key Holder or Investor;

(b) such Key Holder or Investor shall not be liable for the inaccuracy of any representation or warranty made by any other party in connection with the Proposed Sale, other than the Company but solely to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company;

(c) the liability for indemnification, if any, of such Key Holder or Investor in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company or its stockholders in connection with such Proposed Sale, is several and not joint with any other person or party (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company) and is pro rata in proportion to, and does not exceed, the amount of consideration paid to such Key Holder or Investor in connection with such Proposed Sale;

(d) upon the consummation of the Proposed Sale (i) each holder of each class or series of the Company's stock will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock, (ii) each holder of each series of the Preferred Stock will receive the same amount of consideration per share with respect to such series of the Preferred Stock as is received by the other holders of the same series of the Preferred Stock, (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv) the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation (assuming for this purpose that the Proposed Sale is a Deemed Liquidation) in accordance with the Restated Certificate in effect immediately prior to the Proposed Sale; provided, however, that, notwithstanding the foregoing, if the consideration to be paid in exchange for the shares of Capital Stock held by a Key Holder or Investor, as applicable, pursuant to this Section 6.3(d) includes any

securities, and the due receipt thereof by any Key Holder or Investor would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Key Holder or Investor of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act of 1933, as amended, the Company may cause to be paid to any such Key Holder or Investor in lieu thereof, against surrender of the shares of Capital Stock held by such Key Holder or Investor, as applicable, which would have otherwise been sold by such Key Holder or Investor, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which such Key Holder or Investor would otherwise receive as of the date of the issuance of such securities in exchange for the shares of Capital Stock held by such Key Holder or Investor.

7. Miscellaneous.

7.1 Term. This Agreement shall automatically terminate upon the earliest of (a) immediately prior to the consummation of the Company's IPO; (b) the date that the Company first becomes subject to the periodic reporting requirements under Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended; and (c) the consummation of a Deemed Liquidation.

7.2 Stock Split. All references to numbers of shares in this Agreement shall be appropriately adjusted to reflect any stock dividend, split, combination or other recapitalization affecting the Capital Stock occurring after the date of this Agreement.

7.3 Ownership. Each Key Holder represents and warrants that such Key Holder is the sole legal and beneficial owner of the shares of Transfer Stock subject to this Agreement and that no other person or entity has any interest in such shares (other than a community property interest as to which the holder thereof has acknowledged and agreed in writing to the restrictions and obligations hereunder).

7.4 Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Delaware or the United States District Court for the District of Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE

FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

7.5 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on Schedule A or Schedule B hereof, as the case may be, or to such email address, facsimile number or address as subsequently modified by written notice given in accordance with this Section 7.5. If notice is given to the Company, a copy shall also be sent to Michael Dunn, Esq., Phillips & Reiter, PLLC, 6805 N. Capital of Texas Highway, Suite 318, Austin, Texas 78731.

7.6 Entire Agreement. This Agreement (including, the Exhibits and Schedules hereto) constitutes the full and entire understanding and agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements relating to the subject matter hereof including, without limitation, the Prior RoFR Agreement.

7.7 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

7.8 Amendment; Waiver and Termination. This Agreement may be amended, modified or terminated (other than pursuant to Section 7.1 above) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company, (b) the Key Holders

holding a majority of the shares of Transfer Stock then held by all of the Key Holders who are then providing services to the Company as officers, employees or consultants, and (c) the holders of a majority of the shares of Common Stock issued or issuable upon conversion of the then outstanding shares of Preferred Stock held by the Investors (voting as a single class and on an as-converted basis). Any amendment, modification, termination or waiver so effected shall be binding upon the Company, the Investors, the Key Holders and all of their respective successors and permitted assigns whether or not such party, assignee or other shareholder entered into or approved such amendment, modification, termination or waiver. Notwithstanding the foregoing, (i) this Agreement may not be amended, modified or terminated and the observance of any term hereunder may not be waived with respect to any Investor or Key Holder without the written consent of such Investor or Key Holder unless such amendment, modification, termination or waiver applies to all Investors and Key Holders, respectively, in the same fashion, and (ii) the consent of the Key Holders shall not be required for any amendment, modification, termination or waiver if such amendment, modification, termination or waiver does not apply to the Key Holders, (iii) Schedule A hereto may be amended by the Company from time to time to add information regarding additional investors in Preferred Stock without the consent of the other parties hereto, and (iv) Schedule B hereto may be amended by the Company from time to time to add information regarding additional purchasers of Common Stock of the Company who were required, as a condition to becoming a holder of Common Stock, to be a Key Holder under this Agreement without the consent of the other parties hereto. The Company shall give prompt written notice of any amendment, modification or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, modification, termination or waiver. No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

7.9 Assignment of Rights.

(a) The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(b) Any successor or permitted assignee of any Key Holder, including any Prospective Transferee who purchases shares of Transfer Stock in accordance with the terms hereof, shall deliver to the Company and the Investors, as a condition to any transfer or assignment, a counterpart signature page hereto pursuant to which such successor or permitted assignee shall confirm their agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the predecessor or assignor of such successor or permitted assignee.

(c) The rights of the Investors hereunder are not assignable without the Company's written consent (which shall not be unreasonably withheld, delayed or conditioned), except (i) by an Investor to any Affiliate, or (ii) to an assignee or transferee who acquires at least 100,000 shares of Capital Stock (as adjusted for any stock combination, stock split, stock dividend, recapitalization or other similar transaction), it being acknowledged and agreed that any such

assignment, including an assignment contemplated by the preceding clauses (i) or (ii) shall be subject to and conditioned upon any such assignee's delivery to the Company and the other Investors of a counterpart signature page hereto pursuant to which such assignee shall confirm their agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the assignor of such assignee.

(d) Except in connection with an assignment by the Company by operation of law to the acquirer of the Company, the rights and obligations of the Company hereunder may not be assigned under any circumstances.

7.10 Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

7.11 Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Series A Preferred Stock, or Warrants to purchase shares of Series A Preferred Stock, after the date hereof, any purchaser of such shares of Series A Preferred Stock or recipient of such Warrants, as the case may be, may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement or an Adoption Agreement agreeing to be bound by this Agreement, and thereafter shall be deemed an "Investor" for all purposes hereunder.

7.12 Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflicts of law principles.

7.13 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

7.14 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

7.15 Specific Performance. In addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, each party hereto shall be entitled to specific performance of the agreements and obligations of the other parties hereunder and to such other injunction or other equitable relief as may be granted by a court of competent jurisdiction.

7.16 Consent of Spouse. If any Key Holder is married on the date of this Agreement, such Key Holder's spouse shall execute and deliver to the Company a Consent of Spouse in the form of Exhibit A hereto ("***Consent of Spouse***"), effective on the date hereof. Notwithstanding the execution and delivery thereof, such consent shall not be deemed to confer or convey to the spouse any rights in shares of Transfer Stock that do not otherwise exist by operation of law or the agreement of the parties. If any Key Holder should marry or remarry subsequent to the date of this Agreement, such Key Holder shall within thirty (30) days thereafter obtain his/her new spouse's acknowledgement of and consent to the existence and binding effect of all

restrictions contained in this Agreement by causing such spouse to execute and deliver a Consent of Spouse acknowledging the restrictions and obligations contained in this Agreement and agreeing and consenting to the same.

[*Remainder of Page Intentionally Left Blank*]

EXHIBIT A

CONSENT OF SPOUSE]

I, [____________________], spouse of [______________], acknowledge that I have read the Amended and Restated Right of First Refusal Agreement, dated as of March 10, 2016, to which this Consent is attached as Exhibit A (the "**Agreement**"), and that I know the contents of the Agreement. I am aware that the Agreement contains provisions regarding certain rights to certain other holders of Capital Stock of the Company upon a proposed transfer of shares of Transfer Stock of the Company which my spouse may own including any interest I might have therein.

I hereby agree that my interest, if any, in any shares of Transfer Stock of the Company subject to the Agreement shall be irrevocably bound by the Agreement and further understand and agree that any community property interest I may have in such shares of Transfer Stock of the Company shall be similarly bound by the Agreement.

I am aware that the legal, financial and related matters contained in the Agreement are complex and that I am free to seek independent professional guidance or counsel with respect to this Consent. I have either sought such guidance or counsel or determined after reviewing the Agreement carefully that I will waive such right.

Dated as of the [__] day of [__________, 2016.

____
Signature

____
Print Name

AMENDMENT NO. 1
TO
AMENDED AND RESTATED RIGHT OF FIRST REFUSAL AGREEMENT

This Amendment No. 1 to Amended and Restated Right of First Refusal Agreement (this "***Amendment***") is dated as of September 30, 2020, by and among Virtuix Holdings Inc., a Delaware corporation (the "***Company***"), the holders of the Company's Series Seed Preferred Stock, Series 2 Seed Preferred Stock and Series A-1 Preferred Stock (formerly designated as Series A Preferred Stock) executing this Amendment (the "***Amending Investors***"), and the holders of the Company's Common Stock executing this Amendment (the "***Amending Key Holders***").

RECITALS:

A. The Company, the investors in the Company's Series Seed Preferred Stock, Series 2 Seed Preferred Stock and Series A-1 Preferred Stock, and the holders of Common Stock of the Company identified as "Key Holders" therein, are parties to the Amended and Restated Right of First Refusal Agreement dated as of March 10, 2016 (the "***First Refusal Agreement***"); and unless otherwise defined herein, all defined terms used in this Amendment shall have the respective meanings ascribed to such terms in the First Refusal Agreement.

B. The First Refusal Agreement provides that it may only be amended or modified by a written instrument executed by the Company, the Key Holders holding a majority of the shares of capital stock of the Company then held by all of the Key Holders, and the holders of a majority of the Common Stock of the Company issued or issuable upon the conversion of the outstanding shares of Preferred Stock held by the Investors.

C. The Key Holders executing this Amendment hold a majority of the shares of Common Stock of the Company then held by all of the Key Holders on the date hereof; and the Amending Investors executing this Amendment hold more than a majority of the Common Stock of the Company issued or issuable upon the conversion of the then outstanding shares of Preferred Stock held by the Investors on the date hereof.

D. On and after the date hereof, the Company intends to sell shares of its Series A-2 Preferred Stock, par value $0.001 per share, of the Company (the "***Series A-2 Preferred Stock***") to new and current investors in the Company (collectively, the "***Series A-2 Investors***").

E. The parties hereto desire to amend the First Refusal Agreement by this Amendment so as to afford the Series A-2 Investors with rights of first refusal on a parity with those that have been provided to the Investors in the Series Seed Preferred Stock, Series 2 Seed Preferred Stock and Series A-1 Preferred Stock of the Company under the First Refusal Agreement.

AGREEMENT

NOW, **THEREFORE**, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Amending Investors hereby consent and agree as follows:

1. **Amendments to Definitions**.

(a) The definition of "this ***Agreement***", as used throughout the First Refusal Agreement, shall mean and refer to the First Refusal Agreement as amended by this Amendment.

(b) Section 1.9 of the First Refusal Agreement is hereby amended to read in its entirety as follows:

> "“***Preferred Stock***” means, collectively, shares of the Company's Series Seed Preferred Stock, Series 2 Seed Preferred Stock and Series A Preferred Stock; with the term "***Series A Preferred Stock***" meaning the Series A-1 Preferred Stock and Series A-2 Preferred Stock, together, of the Company."

(c) Section 1.13 of the First Refusal Agreement is hereby amended to read in its entirety as follows:

> "“***Restated Certificate***” means the Fourth Amended and Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on September 30, 2020, as the same may be amended from time to time."

2. **Amendment to Schedule A.** Schedule A to the First Refusal Agreement shall be amended to include the purchasers of the Series A-2 Preferred Stock who were not parties to the First Refusal Agreement prior to the date of this Amendment. The names and addresses for notices of such purchasers will be as set forth in their respective Subscription Agreements as entered into in connection with their purchase of shares of Series A-2 Preferred Stock from the Company.

3. **Counterparts**. This Amendment may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

4. **Entire Agreement; No Further Amendment**. Except as expressly amended hereby, the First Refusal Agreement shall remain in full force and effect in accordance with its terms. This Amendment, together with the First Refusal Agreement, constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof and thereof.

5. **Severability**. If any provision of this Amendment is invalid and unenforceable in any jurisdiction, then, to the fullest extent permitted by law, (a) the other provisions hereof and of the First Refusal Agreement shall remain in full force and effect and (b) the invalidity or unenforceability of any provision hereof in any jurisdiction shall not affect the validity or unenforceability of such provision in any other jurisdiction.

[SIGNATURE PAGES FOLLOW]

AMENDMENT NO. 2
TO
AMENDED AND RESTATED RIGHT OF FIRST REFUSAL AGREEMENT

This Amendment No. 2 to Amended and Restated Right of First Refusal Agreement (this "***Amendment***") is dated as of January 31, 2023, by and among Virtuix Holdings Inc., a Delaware corporation (the "***Company***"), the holders of the Company's Series Seed Preferred Stock, Series 2 Seed Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock executing this Amendment (the "***Amending Investors***"), and the holders of the Company's Common Stock executing this Amendment (the "***Amending Key Holders***").

R E C I T A L S:

G. The Company, the investors in the Company's Series Seed Preferred Stock, Series 2 Seed Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock, and the holders of Common Stock of the Company identified as "Key Holders" therein, are parties to the Amended and Restated Right of First Refusal Agreement dated as of March 10, 2016, as amended by Amendment No. 1 to Amended and Restated Right of First Refusal Agreement dated as of September 25, 2020 (as so amended, the "***First Refusal Agreement***"); and unless otherwise defined herein, all defined terms used in this Amendment shall have the respective meanings ascribed to such terms in the First Refusal Agreement.

H. The First Refusal Agreement provides that it may only be amended or modified by a written instrument executed by the Company, the Key Holders holding a majority of the shares of capital stock of the Company then held by all of the Key Holders, and the holders of a majority of the Common Stock of the Company issued or issuable upon the conversion of the outstanding shares of Preferred Stock held by the Investors.

I. The Key Holders executing this Amendment hold a majority of the shares of Common Stock of the Company then held by all of the Key Holders on the date hereof; and the Amending Investors executing this Amendment hold more than a majority of the Common Stock of the Company issued or issuable upon the conversion of the then outstanding shares of Preferred Stock held by the Investors on the date hereof.

J. On and after the date hereof, the Company intends to sell Safes (Simple Agreements for Future Equity) that are convertible into shares of Series B Preferred Stock, par value $0.001 per share, of the Company (the "***Series B Preferred Stock***"), and thereafter to sell shares of Series B Preferred Stock in a future equity financing, to new and current investors in the Company (collectively, the "***Series B Investors***").

K. The parties hereto desire to amend the First Refusal Agreement by this Amendment so as to afford the Series B Investors with rights of first refusal on a parity with those that have been provided to the Investors in the Series Seed Preferred Stock, Series 2 Seed Preferred Stock, Series A-1 Preferred Stock and Series 2 Preferred Stock of the Company under the First Refusal Agreement.

AGREEMENT

NOW, **THEREFORE**, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Amending Investors hereby consent and agree as follows:

1. **Amendments to Definitions**.

(a) The definition of "this ***Agreement***", as used throughout the First Refusal Agreement, shall mean and refer to the First Refusal Agreement as amended by this Amendment.

(b) Section 1.9 of the First Refusal Agreement is hereby amended to read in its entirety as follows:

> ""***Preferred Stock***" means, collectively, shares of the Company's Series Seed Preferred Stock, Series 2 Seed Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series B Preferred Stock."

(c) Section 1.13 of the First Refusal Agreement is hereby amended to read in its entirety as follows:

> ""***Restated Certificate***" means the Fifth Amended and Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on or about January 31, 2023, as the same may be amended from time to time."

2. **Amendment to Section 7.11**. Section 7.11 of the First Refusal Agreement is hereby amended to read in its entirety as follows:

> "7.11 Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues (i) additional shares of Series A Preferred Stock, or Warrants to purchase shares of Series A Preferred Stock, after the date hereof, or (ii) shares of Series B Preferred Stock, or Warrants to purchase shares of Series B Preferred Stock or Safes that are convertible into shares of Series B Preferred Stock, after the date hereof, any purchaser of such shares of Series A Preferred Stock or Series B Preferred Stock, or recipient of such Warrants or Safes, as the case may be, may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement or an Adoption Agreement agreeing to be bound by this Agreement, and thereafter shall be deemed an "Investor" for all purposes hereunder."

3. **Amendment to Schedule A.** Schedule A to the First Refusal Agreement shall be amended to include the purchasers of the Series B Preferred Stock who were not parties to the First Refusal Agreement prior to the date of this Amendment. The names and addresses for notices of such purchasers will be as set forth in their respective Subscription Agreements as entered into in connection with their purchase of shares of Series B Preferred Stock from the Company.

4. **Counterparts**. This Amendment may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

5. **Entire Agreement; No Further Amendment**. Except as expressly amended hereby, the First Refusal Agreement shall remain in full force and effect in accordance with its terms. This Amendment, together with the First Refusal Agreement, constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof and thereof.

6. **Severability**. If any provision of this Amendment is invalid and unenforceable in any jurisdiction, then, to the fullest extent permitted by law, (a) the other provisions hereof and of the First Refusal Agreement shall remain in full force and effect and (b) the invalidity or unenforceability of any provision hereof in any jurisdiction shall not affect the validity or unenforceability of such provision in any other jurisdiction.

[SIGNATURE PAGES FOLLOW]

Exhibit F-3

[Investor Rights Agreement]

AMENDED AND RESTATED
INVESTORS' RIGHTS AGREEMENT

TABLE OF CONTENTS

Page

AMENDED AND RESTATED
INVESTORS' RIGHTS AGREEMENT

THIS AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT (this "***Agreement***"), is made as of the 10th day of March, 2016, by and **among** Virtuix Holdings Inc., a Delaware corporation (the "***Company***"), and each of the investors listed on Schedule A hereto, each of which is referred to in this Agreement as an "***Investor***", including Investors purchasing shares of Series A Preferred Stock of the Company after the date hereof that become a party to this Agreement in accordance with Section 5.9 hereof.

R E C I T A L S:

L. The Company and the Investors in the Company's Series Seed Preferred Stock and Series 2 Seed Preferred Stock are parties to the Investors' Rights Agreement dated as of April 7, 2014, as amended by Amendment No. 1 to Investors' Rights Agreement dated as of December 3, 2014 (as so amended, the "***Prior IRA Agreement***").

M. The Investors' Rights Agreement provides that it may only be amended or modified by a written instrument executed by the Company and Investors holding at least a majority of the Registrable Securities (as such term is defined in the Prior IRA Agreement).

N. The Investors executing this Agreement hold more than a majority of the Registrable Securities outstanding as of the date hereof.

O. On and after the date hereof, the Company intends to sell shares of its Series A Preferred Stock, par value $0.001 per share, of the Company (the "***Series A Preferred Stock***") to new and current investors in the Company (collectively, the "***Series A Investors***").

P. As a condition to each Series A Investor's purchase of shares of Series A Preferred Stock, the Company and those Investors holding shares of Series Seed Preferred Stock and Series 2 Seed Preferred Stock of the Company that are executing this Agreement have agreed to enter into this Agreement with each of the Series A Investors.

Q. The parties hereto desire to amend and restate the Prior IRA Agreement in its entirety by this Agreement so as to afford the Series A Investors with registration rights, preemptive rights and information rights on a parity with those that have been provided to the Investors in the Series Seed Preferred Stock and Series 2 Seed Preferred Stock of the Company under the Prior IRA Agreement.

AGREEMENT

NOW, THEREFORE, the parties hereby agree as follows:

8. Definitions. For purposes of this Agreement:

8.1 "***Affiliate***" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including without limitation any **general** partner, managing member, officer **or** director of such Person or any venture capital fund now or hereafter existing that

is controlled by one or more general partners or managing members of, or shares the same management company with, such Person.

8.2 "***Certificate of Incorporation***" means the Third Amended and Restated Certificate of Incorporation of the Company as in effect on the date hereof and as the same may be amended hereafter from time to time.

8.3 "***Common Stock***" means shares of the Company's common stock, par value $0.001 per share.

8.4 "***Damages***" means any loss, damage, claim or liability (joint or several) to which a party hereto may become subject under the Securities Act, the Exchange Act, or other federal or state law, insofar as such loss, damage, claim or liability (or any action in respect thereof) arises out of or is based upon: (i) any untrue statement or alleged untrue statement of a material fact contained in any registration statement of the Company, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto; (ii) an omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or (iii) any violation or alleged violation by **the** **indemnifying** party **(or any of its agents or Affiliates)** of the Securities Act, the Exchange Act, any state securities law, or any rule or regulation promulgated under the Securities Act, the Exchange Act, or any state securities law.

8.5 "***Derivative Securities***" means any securities or rights convertible into, or exercisable or exchangeable for **(in each case, directly or indirectly),** Common Stock, including options and warrants.

8.6 "***Exchange Act***" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

8.7 **"*Excluded Registration*" means (i) a registration relating to the sale of securities to employees of the Company or a subsidiary pursuant to a stock option, stock purchase, or similar plan; (ii) a registration relating to an SEC Rule 145 transaction; (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities; or (iv) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered.**

8.8 **"*Form S-1*" means such form under the Securities Act as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC.**

8.9 "***Form S-3***" means such form under the Securities Act as in effect on the date hereof or any registration form under the Securities Act subsequently adopted by the SEC that permits incorporation of substantial information by reference to other documents filed by the Company with the SEC.

8.10 "***GAAP***" means generally accepted accounting principles in the United States.

8.11 "***Holder***" means any holder of Registrable Securities who is a party to this Agreement.

8.12 **"*Immediate Family Member*" means a child**, **stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law,** or **sister-in-law, including, adoptive relationships, of a natural person referred to herein.**

8.13 "***Initiating Holders***" means, collectively, Holders who properly initiate a registration request under this Agreement.

8.14 **"*IPO*" means the Company's first underwritten public offering of its Common Stock under the Securities Act.**

8.15 "***Major Investor***" means any Investor that, individually or together with such Investor's Affiliates, holds at least 85,000 shares of Registrable Securities (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof).

8.16 "***New Securities***" means, collectively, equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

8.17 **"*Person*" means any individual, corporation, partnership, trust, limited liability company, association** or other **entity.**

8.18 "***Preferred Stock***" means, collectively, shares of the Series Seed Preferred Stock, Series 2 Seed Preferred Stock **and Series A Preferred Stock.**

8.19 "***Registrable Securities***" means (i) the Common Stock issuable or issued upon conversion of the Preferred Stock; (ii) any Common Stock**, or any Common Stock** issued or issuable **(directly or indirectly)** upon conversion **and/or exercise** of any **other** **securities** of the Company**,** acquired by the Investors after the date hereof; and (iii) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clauses (i) and (ii) above; excluding in all cases, however, any Registrable Securities sold by a Person in a transaction in which the **applicable** rights under **this Agreement** are not assigned **pursuant to Section 5.1, and excluding for purposes of Section 9** any shares for which registration rights have terminated pursuant to Section 9.13 of this Agreement.

8.20 "***Registrable Securities then outstanding***" means the number of shares determined by adding the **number of shares of outstanding** Common Stock **that are Registrable Securities** and the **number of shares of** Common Stock issuable **(directly**

or indirectly) pursuant to then exercisable **and/**or convertible securities that are Registrable Securities.

8.21 "***Restricted Securities***" means the securities of the Company required to be notated with the legend set forth in Section 9.12(b) hereof.

8.22 "***SEC***" means the Securities and Exchange Commission.

8.23 "***SEC Rule 144***" means Rule 144 promulgated by the SEC under the Securities Act.

8.24 "***SEC Rule 145***" means Rule 145 promulgated by the SEC under the Securities Act.

8.25 "***Securities Act***" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

8.26 "***Selling Expenses***" means all underwriting discounts, selling commissions, and stock transfer taxes applicable to the sale of Registrable Securities, and fees and disbursements of counsel for any Holder, except **for the fees and disbursements of the Selling Holder Counsel borne and paid by the Company** as provided in Section 9.6**,**

8.27 "***Series Seed Preferred Stock***" means shares of the Company's Series Seed Preferred Stock, par value $0.001 per share.

8.28 "***Series 2 Seed Preferred Stock***" means shares of the Company's Series 2 Seed Preferred Stock, par value $0.001 per share.

9. Registration Rights. The Company covenants and agrees as follows:

9.1 Demand Registration.

(a) **Form S-1 Demand.** If at any time after the earlier of (i) five (5) years after the date of this Agreement or (ii) one hundred eighty (180) days after the effective date of the registration statement for the IPO, the Company receives a request from Holders of a majority of the Registrable Securities then outstanding that the Company **file** a **Form S-1** registration **statement** with respect to a majority of the Registrable Securities then outstanding (or a lesser percent if the anticipated aggregate offering price, net of Selling Expenses, would exceed $10,000,000), then the Company shall (x) within ten (10) days after the date such request is given, give notice thereof (the "***Demand Notice***") to all Holders other than the Initiating Holders; and (y) as soon as practicable, and in any event within sixty (60) days after the date such request is given by the Initiating Holders, file a **Form S-1** registration statement under the Securities Act covering all Registrable Securities that the I**nitiating** Holders **requested** to be registered and **any additional Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within twenty (20) days of the date the Demand Notice is given, and in each case,** subject to the limitations of Sections 2.1(c) **and 9.3.**

(b) **Form S-3 Demand. If at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from Holders of Registrable Securities that the Company file a Form S-3 registration statement with respect to outstanding Registrable Securities of such Holders having an anticipated aggregate offering price, net of Selling Expenses, of at least $1,000,000, then the Company shall (i) within ten (10) days after the date such request is given, give a Demand Notice to all Holders other than the Initiating Holders; and (ii) as soon as practicable, and in any event within forty-five (45) days after the date such request is given by the Initiating Holders, file a Form S-3 registration statement under the Securities Act covering all Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within twenty (20) days of the date the Demand Notice is given, and in each case, subject to the limitations of Sections 2.1(c) and 9.3.**

(c) Notwithstanding the foregoing obligations, if the Company furnishes to Holders requesting a registration pursuant to this Section 9.1 a certificate signed by the Company's chief executive officer stating that in the good faith judgment of the Company's Board of Directors it would be materially detrimental to the Company and its stockholders for such registration statement to either become effective or remain effective for as long as such registration statement otherwise would be required to remain effective, because such action would (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company; (ii) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential; or (iii) render the Company unable to comply with requirements under the Securities Act or Exchange Act, then the Company shall have the right to defer taking action with respect to such filing, and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than one hundred twenty (120) days after the request of the Initiating Holders is given; provided, however, that the Company may not invoke this right more than once in any twelve (12) month period; and provided further that the Company shall not register any securities for its own account or that of any other stockholder during such one hundred twenty (120) day period other than **an Excluded Registration.**

(d) The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 2.1(a): (i) during the period that is sixty (60) days before the Company's good faith estimate of the date of filing of, and ending on a date that is one hundred eighty (180) days after the effective date of, a Company-initiated registration, provided that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; (ii) after the Company has effected two registrations **pursuant to Section** 2.1(a); or (iii) if the Initiating Holders propose to dispose of shares of Registrable Securities that may be immediately registered on Form S-3 pursuant to a request made pursuant to Section 2.1(b)**. The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section** 2.1(b)**: (i) during the period that is thirty (30) days before the Company's good faith estimate of the date of filing of, and ending on a date that is ninety (90) days after the effective date of, a Company-initiated registration, provided that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; (ii) if the Company has effected two registrations pursuant to Section** 2.1(b) **within the twelve (12) month period immediately preceding the date of such request, or (iii) if the Company has**

effected four registrations pursuant to Section 2.1(b). A registration shall not be counted as "effected" for purposes of this Section 2.1(d) until such time as the applicable registration statement has been declared effective by the SEC, unless the Initiating Holders withdraw their request for such registration, elect not to pay the registration expenses therefor, **and forfeit their right to one demand registration statement** pursuant to Section 9.6**, in which case such withdrawn registration statement shall be counted as "effected" for purposes of this** Section 2.1(d)**.**

9.2 Company Registration. If the Company proposes to register (including, for this purpose, a registration effected by the Company for stockholders other than the Holders) any of the Common Stock under the Securities Act in connection with the public offering of such securities solely for cash (other than in an Excluded Registration), the Company shall, at such time, promptly give each Holder notice of such registration. Upon the request of each Holder given within twenty (20) days after such notice is given by the Company, the Company shall, subject to the provisions of Section 9.3, cause to be registered all of the Registrable Securities that each such Holder has requested to be included in such registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 9.2 before the effective date of such registration, whether or not any Holder has elected to include Registrable Securities in such registration. The expenses (other than Selling Expenses) of such withdrawn registration shall be borne by the Company in accordance with Section 9.6.

9.3 Underwriting Requirements.

(a) If, pursuant to Section 9.1**,** the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to Section 9.1**,** and the Company shall include such information in the Demand Notice. The underwriter**(s)** will be selected by the Company and shall be reasonably acceptable to a majority in interest of the Initiating Holders. In such event, the right of any Holder to include such Holder's Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company as provided in Section 9.4(e)) enter into an underwriting agreement in customary form with the underwriter(s) selected for such underwriting. Notwithstanding any other provision of this Section 9.3**,** if the managing underwriter(s) advise(s) the Initiating Holders in writing that marketing factors require a limitation on the number of shares to be underwritten, then the Initiating Holders shall so advise all Holders of Registrable Securities that otherwise would be underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwriting shall be allocated among **such** Holders of Registrable Securities, including the Initiating Holders, in proportion (as nearly as practicable) to the number of Registrable Securities owned by each Holder **or in such other proportion as shall mutually be agreed to by all such selling Holders**; provided, however, that the number of Registrable Securities held by the Holders to be included in such underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest one hundred (100) shares.

(b) In connection with any offering involving an underwriting of shares of the Company's capital stock pursuant to Section 9.2, the Company shall not be required to include any of the Holders' Registrable Securities in such underwriting unless the Holders accept the terms of the underwriting as agreed upon between the Company and its underwriters, and then only in such quantity as the underwriters in their sole discretion determine will not jeopardize the success of the offering by the Company. If the total number of securities, including Registrable Securities, requested by stockholders to be included in such offering exceeds the number of securities to be sold (other than by the Company) that the underwriters in their reasonable discretion determine is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters and the Company in their sole discretion determine will not jeopardize the success of the offering. If the underwriters determine that less than all of the Registrable Securities requested to be registered can be included in such offering, then the Registrable Securities that are included in such offering shall be **allocated** among the selling Holders **in proportion (as nearly as practicable to)** the number of Registrable Securities **owned** by **each** selling **Holder** or in such other proportions as shall mutually be agreed to by all such selling Holders. **To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest one hundred (100) shares.** Notwithstanding the foregoing, in no event shall (i) **the number of Registrable Securities included in the offering be reduced unless all other securities (other than securities to be sold by the Company) are first entirely excluded from the offering, or (ii)** the number of Registrable Securities included in the offering be reduced below twenty-five percent (25%) of the total number of securities included in such offering, unless such offering is the IPO, in which case the selling Holders may be excluded further if the underwriters make the determination described above and no other stockholder's securities are included in such offering. For purposes of the provision in this Section 2.3(b) concerning apportionment, for any selling **Holder** that is a partnership, limited liability company, or corporation, the partners, members, retired partners, retired members, stockholders, and Affiliates of such Holder, or the estates and Immediate Family Members of any such partners, retired partners, members, and retired members and any trusts for the benefit of any of the foregoing Persons, shall be deemed to be a single "selling Holder," and any pro rata reduction with respect to such "selling Holder" shall be based upon the aggregate number of Registrable Securities owned by all Persons included in such "selling Holder," as defined in this sentence.

9.4 Obligations of the Company. Whenever required under this Section 9 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

(a) prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such registration statement to become effective and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for a period of up to one hundred twenty (120) days or, if earlier, until the distribution contemplated in the registration statement has been completed; provided, however, that such one hundred twenty (120) day period shall be extended for a period of time equal to the period the Holder refrains, at the request of an underwriter of Common Stock (or other securities) of the Company, from selling any securities included in such registration;

(b) prepare and file with the SEC such amendments and supplements to such registration statement, and the prospectus used in connection with such registration statement, as may be necessary to comply with the Securities Act in order to enable the disposition of all securities covered by such registration statement;

(c) furnish to the selling Holders such numbers of copies of a prospectus, including a preliminary prospectus, as required by the Securities Act, and such other documents as the Holders may reasonably request in order to facilitate their disposition of their Registrable Securities;

(d) use its commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or blue-sky laws of such jurisdictions as shall be reasonably requested by the selling Holders; provided that the Company shall not be required to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act;

(e) in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the underwriter**(s)** of such offering;

(f) use its commercially reasonable efforts to cause all such Registrable Securities covered by such registration statement to be listed on a national securities exchange or trading system and each securities exchange and trading system (if any) on which similar securities issued by the Company are then listed;

(g) provide a transfer agent and registrar for all Registrable Securities registered pursuant to this Agreement and provide a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

(h) promptly make available for inspection by the selling Holders, any managing underwriter**(s)** participating in any disposition pursuant to such registration statement, and any attorney or accountant or other agent retained by any such underwriter or selected by the selling Holders, all financial and other records, pertinent corporate documents, and properties of the Company, and cause the Company's officers, directors, employees, and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant, or agent**, in each case, as necessary or advisable to verify the accuracy of the information in such registration statement and to conduct appropriate due diligence** in connection **therewith**;

(i) notify each selling Holder, promptly after the Company receives notice thereof, of the time when such registration statement has been declared effective or a supplement to any prospectus forming a part of such registration statement has been filed; and

(j) after such registration statement becomes effective, notify each selling Holder of any request by the SEC that the Company amend or supplement such registration statement or prospectus.

In addition, the Company shall ensure that, at all times after any registration statement covering a public offering of securities of the Company under the Securities Act shall have become effective, its insider trading policy shall provide that the Company's directors may implement a trading program under Rule 10b5-1 of the Exchange Act.

9.5 Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 9 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as is reasonably required to effect the registration of such Holder's Registrable Securities.

9.6 Expenses of Registration. All expenses (other than Selling Expenses) incurred in connection with registrations, filings, or qualifications pursuant to Section 9, including all registration, filing, and qualification fees; printers' and accounting fees; fees and disbursements of counsel for the Company; and the reasonable fees and disbursements, not to exceed $50,000, of one counsel for the selling Holders **("*Selling Holder Counsel*")**, shall be borne and paid by the Company; provided, however, that the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Section 9.1 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered (in which case all selling Holders shall bear such expenses pro rata based upon the number of Registrable Securities that were to be included in the withdrawn registration), unless the Holders of a majority of the Registrable Securities agree to forfeit their right to one registration pursuant to Sections 9.1(a) or 9.1(b), as the case may be; provided further that if, at the time of such withdrawal, the Holders shall have learned of a material adverse change in the condition, business, or prospects of the Company from that known to the Holders at the time of their request and have withdrawn the request with reasonable promptness after learning of such information then the Holders shall not be required to pay any of such expenses and shall not forfeit their right to one registration pursuant to Sections 9.1(a) or 9.1(b). All Selling Expenses relating to Registrable Securities registered pursuant to this Section 9 shall be borne and paid by the Holders pro rata on the basis of the number of Registrable Securities registered on their behalf.

9.7 Delay of Registration. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any registration pursuant to this Agreement as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 2.

9.8 Indemnification. If any Registrable Securities are included in a registration statement under this Section 9:

(a) To the extent permitted by law, the Company will indemnify and hold harmless each selling Holder, and the partners, members, officers, directors, and stockholders of each such Holder; legal counsel and accountants for each such Holder; any underwriter (as defined in the Securities Act) for each such Holder; and each Person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any

Damages, and the Company will pay to each such Holder, underwriter, controlling Person, or other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any **claim or** proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 2.8(a) shall not apply to amounts paid in settlement of any such **claim** or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable for any Damages to the extent that they arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of any such Holder, underwriter, controlling Person, or other aforementioned Person expressly for use in connection with such registration.

(b) To the extent permitted by law, each selling Holder, severally and not jointly, will indemnify and hold harmless the Company, and each of its directors, each of its officers who has signed the registration statement, each Person (if any), who controls the Company within the meaning of the Securities Act, legal counsel and accountants for the Company, any underwriter (as defined in the Securities Act), any other Holder selling securities in such registration statement, and any controlling Person of any such underwriter or other Holder, against any Damages, in each case only to the extent that such Damages arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of such selling Holder expressly for use in connection with such registration; and each such selling Holder will pay to the Company and each other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any **claim or** proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 2.8(b) shall not apply to amounts paid in settlement of any such **claim** or proceeding if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; and provided further that in no event shall the aggregate amounts payable by any Holder by way of indemnity or contribution under Sections 2.8(b) and 2.8(d) exceed the proceeds from the offering **received by such Holder** (net of any Selling Expenses **paid by such Holder**), except in the case of fraud or willful misconduct by such Holder.

(c) Promptly after receipt by an indemnified party under this Section 9.8 of notice of the commencement of any action (including any governmental action) for which a party may be entitled to indemnification hereunder, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 9.8, give the indemnifying party notice of the commencement thereof. The indemnifying party shall have the right to participate in such action and, to the extent the indemnifying party so desires, participate jointly with any other indemnifying party to which notice has been given, and to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such action. The failure to give notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve such indemnifying party of any liability to the indemnified party under this Section 9.8, to the extent that such failure materially prejudices the

indemnifying party's ability to defend such action. The failure to give notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 9.8**.**

(d) To provide for just and equitable contribution to joint liability under the Securities Act in any case in which either: (i) any party otherwise entitled to indemnification hereunder makes a claim for indemnification pursuant to this Section 9.8 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case, notwithstanding the fact that this Section 9.8 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any party hereto for which indemnification is provided under this Section 9.8**,** then, and in each such case, such parties will contribute to the aggregate losses, claims, damages, liabilities, or expenses to which they may be subject (after contribution from others) in such proportion as is appropriate to reflect the relative fault of each of **the** indemnifying party and the indemnified party in connection with the statements, omissions, or other actions that resulted in such loss, claim, damage, liability, or expense, as well as to reflect any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or allegedly untrue statement of a material fact, or the omission or alleged omission of a material fact, relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission; provided, however, that, in any such case (x) no Holder will be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered and sold by such Holder pursuant to such registration statement, and (y) no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation; and provided further that in no event shall a Holder's liability pursuant to this Section 2.8(d), when combined with the amounts paid or payable by such Holder pursuant to Section 2.8(b), exceed the proceeds from the offering **received by such Holder** (net of any Selling Expenses **paid** by such Holder**)**, except in the case of willful misconduct or fraud by such Holder.

(e) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

(f) Unless otherwise superseded by an underwriting agreement entered into in connection with the underwritten public offering, the obligations of the Company and Holders under this Section 9.8 shall survive the completion of any offering of Registrable Securities in a registration under this Section 9, and otherwise shall survive the termination of this Agreement.

9.9 Reports Under Exchange Act. With a view to making available to the Holders the benefits of SEC Rule 144 and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company shall:

(a) make and keep **available adequate current** public information, as those terms are understood and defined in SEC Rule 144, at all times after the effective date of the registration statement filed by the Company for the IPO;

(b) use commercially reasonable efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at any time after the Company has become subject to such reporting requirements); and

(c) furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) **to the extent accurate,** a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144 (at any time after ninety (90) days after the effective date of the registration statement filed by the Company for the IPO), the Securities Act, and the Exchange Act (at any time after the Company has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (at any time after the Company so qualifies); and (ii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC that permits the selling of any such securities without registration (at any time after the Company has become subject to the reporting requirements under the Exchange Act) or pursuant to Form S-3 (at any time after the Company so qualifies to use such form).

9.10 Limitations on Subsequent Registration Rights. From and after the date of this Agreement, the Company shall not, without the prior written consent of the Holders of a majority of the Registrable Securities then outstanding (excluding any of such shares held by any Holders whose rights to request registration or inclusion in any registration pursuant to this Section 2 have terminated in accordance with Section 2.13), enter into any agreement with any holder or prospective holder of any securities of the Company (i) to include such securities in any registration filed under this Section 2, unless under the terms of such agreement, such holder or prospective holder may include such securities in any such registration only on a pro rata basis with respect the Registrable Securities, (ii) to make a demand registration that could result in such registration statement being declared effective prior to the dates set forth in this Section 2.1(a) or within one-hundred-eighty (180) days of the effective date of any registration effected pursuant to this Section 2 or (iii) to grant registration rights that are senior to the rights granted to the Investors under this Agreement; provided that this limitation shall not apply to any **additional** Investor who becomes a party to this Agreement in accordance with Section **5.9.**

9.11 "Market Stand-off" Agreement. Each Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the **registration by the Company of shares of its Common Stock or any other equity securities under** the **Securities Act on a** registration statement **on Form S-1 or Form S-3,** **and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the IPO, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions**

contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable **(directly or indirectly)** for Common Stock (whether such shares or any such securities are then owned by the Holder or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of **such securities**, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise. The foregoing provisions of this Section 9.11 shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, **or the transfer of any shares to any trust for the direct or indirect benefit of the Holder or the immediate family of the Holder, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value,** and shall be applicable to the Holders only if all officers, directors and stockholders individually owning more than one percent (1%) of the Company's outstanding Common Stock (after giving effect to conversion into Common Stock of all outstanding Preferred Stock) are bound by and subject to the same restrictions. The underwriters in connection with **such registration** are intended third-party beneficiaries of this Section 9.11 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in **connection with such registration** that are consistent with this Section 9.11 or that are necessary to give further effect thereto. Any discretionary waiver or termination of the restrictions of any or all of such agreements by the Company or the underwriters shall apply pro rata to all Holders subject to such agreements, based on the number of shares subject to such agreements.

9.12 Restrictions on Transfer.

(a) No shares of Preferred Stock or any Registrable Securities shall be sold, pledged, or otherwise transferred, and the Company shall not recognize and shall issue stop-transfer instructions to its transfer agent with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with the provisions of the Securities Act. A transferring Holder will cause any proposed purchaser, pledgee, or transferee of shares of Preferred Stock or Registrable Securities held by such Holder to agree to take and hold such securities subject to the provisions and upon the conditions specified in this Agreement.

(b) Each certificate, **instrument, or book entry** representing (i) shares of Preferred Stock, (ii) the Registrable Securities, and (iii) any other securities issued in respect of the securities referenced in clauses (i) and (ii), upon any stock split, stock dividend,

recapitalization, merger, consolidation, or similar event, shall (unless otherwise permitted by the provisions of Section 2.12(c)) be notated with a legend **substantially** in the following form:

> THE **SECURITIES** REPRESENTED **HEREBY** HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SHARES MAY NOT BE SOLD, PLEDGED, OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR A VALID EXEMPTION FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT.
>
> THE **SECURITIES** REPRESENTED **HEREBY** MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDER, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.

The Holders consent to the Company making a notation in its records and giving instructions to any transfer agent of the Restricted Securities in order to implement the restrictions on transfer set forth in this Section 9.12**,**

(c) The holder of such Restricted Securities, by acceptance of ownership thereof, agrees to comply in all respects with the provisions of this Section 9. Before any proposed sale, pledge, or transfer of any Restricted Securities, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the Holder thereof shall give notice to the Company of such Holder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such Holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Restricted Securities may be effected without registration under the Securities Act, whereupon the Holder of such Restricted Securities shall be entitled to sell, pledge, or transfer such Restricted Securities in accordance with the terms of the notice given by the Holder to the Company. The Company will not require such a legal opinion or "no action" letter (x) in any transaction in compliance with **SEC** Rule 144; or (y) in any transaction in which such Holder distributes Restricted Securities to an Affiliate of such Holder for no consideration; provided that each transferee agrees in writing to be subject to the terms of this Section 9.12**,** Each certificate, **instrument, or book entry** representing the Restricted Securities transferred as above provided shall be notated with, except if such transfer is made pursuant to **SEC** Rule 144, the appropriate restrictive legend set forth in Section 2.12(b), except that such certificate instrument, or book entry shall not be notated with such restrictive legend if, in the opinion of counsel for such Holder and

the Company, such legend is not required in order to establish compliance with any provisions of the Securities Act.

9.13 Termination of Registration Rights. The right of any Holder to request registration or inclusion of Registrable Securities in any registration pursuant to Sections 9.1 or 9.2 shall terminate upon the **earliest to occur** of:

(a) the closing of a Deemed Liquidation, as such term is defined in the Certificate of Incorporation;

(b) **such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of** all of such Holder's **shares without limitation during a three-month period without registration; and**

(c) **the five year anniversary of the IPO.**

10. Information Rights.

10.1 Delivery of Financial Statements. The Company shall deliver or otherwise make available to each Investor, as soon as practicable, but in any event within sixty (60) days after the end of each fiscal quarter of the Company, an unaudited conssolidated balance sheet as of the end of such quarter, and unaudited consonsolidated statements of income and of cash flows for such quarter.

10.2 Termination of Information Rights. The obligation to deliver or otherwise make available financial statements pursuant to Section 10.1 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon a Deemed Liquidation, as such term is defined in the Certificate of Incorporation, whichever event occurs first.

10.3 Confidentiality. Each Investor agrees that such Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement (including notice of the Company's intention to file a registration statement), unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach of this Section 3.3 by such Investor), (b) is or has been independently developed or conceived by the Investor without use of the Company's confidential information, or (c) is or has been made known or disclosed to the Investor by a third party without a breach of any obligation of confidentiality such third party may have to the Company; provided, however, that an Investor may disclose confidential information (i) to such Investor's attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with monitoring its investment in the Company; (ii) to any prospective purchaser of any Registrable Securities from such Investor, if such prospective purchaser agrees to be bound by the provisions of this Section 3.3; (iii) to any Affiliate, partner, member, stockholder, or wholly owned subsidiary of such Investor in the ordinary course of business, **provided that such Investor informs such Person that such information is confidential and directs such**

Person to maintain the confidentiality of such information; or (iv) as may otherwise be required by law, provided that the Investor promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure.

11. Rights to Future Stock Issuances.

11.1 Right of First Offer. Subject to the terms and conditions of this Section 4.1 and applicable securities laws, if the Company proposes to offer or sell any New Securities, the Company shall first offer such New Securities to each Major Investor. A Major Investor shall be entitled to apportion the right of first offer hereby granted to it. in such proportions as it deems appropriate, among (i) itself and (ii) its Affiliates.

(a) The Company shall give notice (the "***Offer Notice***") to each Major Investor, stating (i) its bona fide intention to offer such New Securities, (ii) the number of such New Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Securities.

(b) By notification to the Company within fifteen (15) business days after the Offer Notice is given, each Major Investor may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such New Securities which equals the proportion that the Common Stock then held by such Major Investor (including all shares of Common Stock then issuable **(directly or indirectly)** upon conversion **and/or exercise, as applicable,** of the Preferred Stock and any other Derivative Securities then held by such Major Investor) bears to the total Common Stock of the Company then outstanding (assuming full conversion and**/or** exercise**, as applicable,** of all **Preferred Stock and other** Derivative Securities). At the expiration of such fifteen (15) business day period, the Company shall promptly notify each Major Investor that elects to purchase or acquire all the shares available to it (each, a "***Fully Exercising Investor***") of any other Major Investor's failure to do likewise. During the ten (10) day period commencing after the Company has given such notice, each Fully Exercising Investor may, by giving notice to the Company, elect to purchase or acquire, in addition to the number of shares specified above, up to that portion of the New Securities for which Major Investors were entitled to subscribe but that were not subscribed for by the Major Investors which is equal to the proportion that the Common Stock issued and held, or issuable (directly or indirectly) upon conversion **and/or exercise, as applicable, of the** Preferred Stock **and any other Derivative Securities** then held, by such Fully Exercising Investor bears to the Common Stock issued and held, or issuable **(directly or indirectly)** upon conversion **and/or exercise, as applicable,** of the Preferred Stock **and any other Derivative Securities** then held, by all Fully Exercising Investors who wish to purchase such unsubscribed shares. The closing of any sale pursuant to this Section 4.1(b) shall occur within the later of ninety (90) days of the date that the Offer Notice is given and the date of initial sale of **New Securities pursuant to Section 4.1(c)**.

(c) If all New Securities referred to in the Offer Notice are not elected to be purchased or acquired as provided in Section 4.1(b), the Company may, during the ninety (90) day period following the expiration of the periods provided in Section 4.1(b), offer and sell the remaining unsubscribed portion of such New Securities to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Securities within such

period, or if such agreement is not consummated within thirty (30) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to the Major Investors in accordance with this Section 11.1.

(d) The right of first offer in this Section 4.1 shall not be applicable to (i) **Exempted Securities** (as defined in the Certificate of Incorporation); (ii) shares of Common Stock issued in the IPO; **and** (iii) the issuance and sale of up to 7,000,000 shares of Series A Preferred Stock, or of Warrants to acquire such shares of Series A Preferred Stock, afte the date of this Agreement.

(e) Notwithstanding any provision hereof to the contrary, in lieu of complying with the provisions of this Section 11.1, the Company may elect to give notice to the Major Investors within thirty (30) days after the issuance of New Securities. Such notice shall describe the type, price, and terms of the New Securities. Each Major Investor shall have twenty (20) days from the date notice is given to elect to purchase up to the number of New Securities that would, if purchased by such Major Investor, maintain such Major Investor's percentage-ownership position, calculated as set forth in Section 4.1(b) before giving effect to the issuance of such New Securities. The closing of such sale shall occur within sixty (60) days of the date notice is given to the Major Investors.

11.2 Termination. The covenants set forth in Section 11.1 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, (ii) **when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii)** upon a Deemed Liquidation as such term is defined in the Certificate of Incorporation, whichever event occurs first.

12. Miscellaneous.

12.1 Successors and Assigns. **The rights under this Agreement** may **be** assigned (**but only with all related obligations**) **by a Holder to a transferee of** Registrable Securities **that (i) is an Affiliate of a Holder; (ii) is a Holder's Immediate Family Member or trust for the benefit of an individual Holder or one or more of such Holder's Immediate Family Members; or (iii) after such transfer, holds at least 1,000,000 shares of Registrable Securities (subject to appropriate adjustment for stock splits, stock dividends, combinations, and other recapitalizations occurring after the date hereof); provided, however, that (x) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee and the Registrable Securities** with respect to **which such** rights **are being transferred; and (y) such transferee agrees in** a written instrument **delivered** to the Company to be bound by **and subject to** the terms **and conditions** of this **Agreement, including the provisions of Section 9.11. For the purposes of determining the number of shares of Registrable Securities held by a transferee, the holdings of a transferee (1) that is an Affiliate or stockholder of a Holder; (2) who is a Holder's Immediate Family Member; or (3) that is a trust for the benefit of an individual Holder or such Holder's Immediate Family Member shall be aggregated together and with those of the transferring Holder; provided further that all transferees who would not qualify individually for assignment of rights shall have a single attorney-in-fact for the**

purpose of exercising any rights, receiving notices, or taking any action under this Agreement. The terms and conditions of this Agreement inure to the benefit of and are binding upon the respective successors and permitted assignees of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assignees any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

12.2 Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflicts of law principles.

12.3 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. **Counterparts may be delivered via facsimile, electronic mail (including pdf** or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com**) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.**

12.4 Titles and Subtitles. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement.

12.5 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (i) personal delivery to the party to be notified; (ii) when sent, if sent by electronic mail or facsimile during the recipient's normal business hours, and if not sent during normal business hours, then on the recipient's next business day; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) **business** day after **the business day of** deposit with a nationally recognized overnight courier, freight prepaid, specifying next-day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their addresses as set forth on Schedule A or Schedule B (as applicable) hereto, or to **the principal office of the Company and to the attention of the Chief Executive Officer, in the case of the Company, or to** such email address, facsimile number, or address as subsequently modified by written notice given in accordance with this Section 5.5. If notice is given to the Company, a copy shall also be sent to Michael Dunn, Esq., Phillips & Reiter, PLLC, 6805 N. Capital of Texas Highway, Suite 318, Austin, Texas 78731.

12.6 Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Company and the holders of a majority of the Registrable Securities then outstanding; provided that the Company may in its sole discretion waive compliance with Section **9.12(c)** (and the Company's failure to object promptly in writing **after notification of** a proposed assignment allegedly in violation of Section **9.12(c)** shall be deemed to be a waiver)**; and provided further that any provision hereof may be waived by any waiving**

party on such party's own behalf, without the consent of any other party. Notwithstanding the foregoing, this Agreement may not be amended or terminated and the observance of any term hereof may not be waived with respect to any Investor without the written consent of such Investor, unless such amendment, termination, or waiver applies to all Investors in the same fashion (it being agreed that a waiver of the provisions of Section 11 with respect to a particular transaction shall be deemed to apply to all Investors in the same fashion if such waiver does so by its terms, notwithstanding the fact that certain Investors may nonetheless, by agreement with the Company, purchase securities in such transaction). The Company shall give prompt notice of any amendment or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, termination, or waiver. Any amendment, termination, or waiver effected in accordance with this Section 5.6 shall be binding on all parties hereto, regardless of whether any such party has consented thereto. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

12.7 Severability. In case any one or more of the provisions contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal, or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

12.8 Aggregation of Stock. All shares of Registrable Securities held or acquired by Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

12.9 Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Series A Preferred Stock, or Warrants to purchase shares of Series A Preferred Stock, after the date hereof, the purchaser of such shares of Series A Preferred Stock or recipient of such Warrants, as the case may be, may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement or an Adoption Agreement agreeing to be bound by this Agreement as an "Investor" hereunder, and thereafter shall be deemed an "Investor" for all purposes hereunder. No action or consent by the Investors shall be required for such joinder to this Agreement by such additional **Investor**, so long as such additional **Investor** has agreed in writing to be bound by all of the obligations as an "Investor" hereunder.

12.10 Entire Agreement. This Agreement (including any Schedules and Exhibits hereto) constitutes the full and entire understanding and agreement **among** the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties, including, without limitation, the Prior IRA Agreement, is expressly canceled and of no further force or effect.

12.11 Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Delaware or the United States District Court for the District of Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

12.12 Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such nonbreaching or nondefaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

[*Remainder of Page Intentionally Left Blank*]

AMENDMENT NO. 1
TO
AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT

This Amendment No. 1 to Amended and Restated Investors' Rights Agreement (this "***Amendment***") is dated as of September 30, 2020, by and among Virtuix Holdings Inc., a Delaware corporation (the "***Company***"), and the holders of the Company's Series Seed Preferred Stock, Series 2 Seed Preferred Stock and Series A-1 Preferred Stock (formerly designated as Series F. Preferred Stock) executing this Amendment (the "***Amending Investors***").

RECITALS:

The Company and the investors in the Company's Series Seed Preferred Stock, Series 2 Seed Preferred Stock and Series A-1 Preferred Stock are parties to the Amended and Restated Investors' Rights Agreement dated as of March 10, 2016 (the "***Investors' Rights Agreement***"); and unless otherwise defined herein, all defined terms used in this Amendment shall have the respective meanings ascribed to such terms in the Investors' Rights Agreement.

The Investors' Rights Agreement provides that it may only be amended or modified by a written instrument executed by the Company and the holders of a majority of the Registrable Securities then outstanding.

The Amending Investors executing this Amendment hold more than a majority of the Registrable Securities outstanding as of the date hereof.

On and after the date hereof, the Company intends to sell shares of its Series A-2 Preferred Stock, par value $0.001 per share, of the Company (the "***Series A-2 Preferred Stock***") to new and current investors in the Company (collectively, the "***Series A-2 Investors***").

The parties hereto desire to amend the Investors' Rights Agreement by this Amendment so as to afford the Series A-2 Investors with registration rights, preemptive rights and information rights on a parity with those that have been provided to the Investors in the Series Seed Preferred Stock, Series 2 Seed Preferred Stock and Series A-1 Preferred Stock of the Company under the Investors' Rights Agreement.

AGREEMENT

NOW, **THEREFORE**, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Amending Investors hereby consent and agree as follows:

2. **Amendments to Definitions**.

(a) The definition of "this ***Agreement***", as used throughout the Investors' Rights Agreement, shall mean and refer to the Investors' Rights Agreement as amended by this Amendment.

(b) Section 1.2 of the Investors' Rights Agreement is hereby amended to read in its entirety as follows:

"“*Certificate of Incorporation*” means the Fourth Amended and Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on September 30, 2020, as the same may be amended from time to time.”

(d) Section 1.27 of the Investors’ Rights Agreement is hereby amended to read in its entirety as follows:

"“*Series A Preferred Stock*” means, collectively, shares of the Series A-1 Preferred Stock, par value $0.001 per share, and shares of the Series A-2 Preferred Stock, par value $0.001 per share, of the Company.”

The definitions of “*Series Seed Preferred Stock*” and “*Series 2 Seed Preferred Stock*” are hereby re-numbered as Sections 1.28 and 1.29, respectively, of the Investors’ Rights Agreement.

(b) **Amendment to Schedule A.** Schedule A to the Investors’ Rights Agreement shall be amended to include the purchasers of the Series A-2 Preferred Stock who were not parties to the Investors’ Rights Agreement prior to the date of this Amendment. The names and addresses for notices of such purchasers will be as set forth in their respective Subscription Agreements as entered into in connection with their purchase of shares of Series A-2 Preferred Stock from the Company.

(c) **Counterparts**. This Amendment may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

(d) **Entire Agreement; No Further Amendment**. Except as expressly amended hereby, the Investors’ Rights Agreement shall remain in full force and effect in accordance with its terms. This Amendment, together with the Investors’ Rights Agreement, constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof and thereof.

(e) **Severability**. If any provision of this Amendment is invalid and unenforceable in any jurisdiction, then, to the fullest extent permitted by law, (a) the other provisions hereof and of the Investors’ Rights Agreement shall remain in full force and effect and (b) the invalidity or unenforceability of any provision hereof in any jurisdiction shall not affect the validity or unenforceability of such provision in any other jurisdiction.

[SIGNATURE PAGES FOLLOW]

AMENDMENT NO. 2
TO
AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT

This Amendment No. 2 to Amended and Restated Investors' Rights Agreement (this "***Amendment***") is dated as of January 31, 2023, by and among Virtuix Holdings Inc., a Delaware corporation (the "***Company***"), and the holders of the Company's Series Seed Preferred Stock, Series 2 Seed Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock executing this Amendment (the "***Amending Investors***").

R E C I T A L S:

R. The Company and the investors in the Company's Series Seed Preferred Stock, Series 2 Seed Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock are parties to the Amended and Restated Investors' Rights Agreement dated as of March 10, 2016, as amended by Amendment No. 1 to Amended and Restated Investors' Rights Agreement dated as of September 25, 20202 (as so amended, the "***Investors' Rights Agreement***"); and unless otherwise defined herein, all defined terms used in this Amendment shall have the respective meanings ascribed to such terms in the Investors' Rights Agreement.

S. The Investors' Rights Agreement provides that it may only be amended or modified by a written instrument executed by the Company and the holders of a majority of the Registrable Securities then outstanding.

T. The Amending Investors executing this Amendment hold more than a majority of the Registrable Securities outstanding as of the date hereof.

U. On and after the date hereof, the Company intends to sell Safes (Simple Agreements for Future Equity) that are convertible into shares of Series B Preferred Stock, par value $0.001 per share, of the Company (the "***Series B Preferred Stock***"), and thereafter to sell shares of Series B Preferred Stock in a future equity financing, to new and current investors in the Company (collectively, the "***Series B Investors***").

V. The parties hereto desire to amend the Investors' Rights Agreement by this Amendment so as to afford the Series B Investors with registration rights, preemptive rights and information rights on a parity with those that have been provided to the Investors in the Series Seed Preferred Stock, Series 2 Seed Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock of the Company under the Investors' Rights Agreement.

AGREEMENT

NOW, **THEREFORE**, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Amending Investors hereby consent and agree as follows:

7. **Amendments to Definitions**.

(a) The definition of "this ***Agreement***", as used throughout the Investors' Rights Agreement, shall mean and refer to the Investors' Rights Agreement as amended by this Amendment.

(b) Section 1.2 of the Investors' Rights Agreement is hereby amended to read in its entirety as follows:

> "1.2 "***Certificate of Incorporation***" means the Fifth Amended and Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on or about January 31, 2023, as the same may be amended from time to time."

(c) Section 1.18 of the Investors' Rights Agreement is hereby amended to read as follows:

> "1.18 "***Preferred Stock***" means, collectively, shares of the Series Seed Preferred Stock, Series 2 Seed Preferred Stock, Series A Preferred Stock and Series B Preferred Stock."

(d) Section 1.27 of the Investors' Rights Agreement is hereby amended to read in its entirety as follows:

> "1.27 "***Series A Preferred Stock***" means, collectively, shares of the Series A-1 Preferred Stock, par value $0.001 per share, and shares of the Series A-2 Preferred Stock, par value $0.001 per share, of the Company."

(e) A new Section 1.28 is hereby added to the Investors' Rights Agreement immediately after Section 1.27 to read in its entirety as follows:

> "1.28 "***Series B Preferred Stock***" means shares of the Series B Preferred Stock, par value $0.001 per share, of the Company."

(f) The definitions of "***Series Seed Preferred Stock***" and "***Series 2 Seed Preferred Stock***" are hereby re-numbered as Sections 1.29 and 1.30, respectively, of the Investors' Rights Agreement.

8. **Amendment to Section 5.9**. Section 5.9 of the Investors' Rights Agreement is hereby amended to read in its entirety as follows:

> "5.9 <u>Additional Investors</u>. Notwithstanding anything to the contrary contained herein, if the Company issues (i) additional shares of Series A Preferred Stock, or Warrants to purchase shares of Series A Preferred Stock, after the date hereof, or (ii) shares of Series B Preferred Stock, or Warrants to purchase shares of Series B Preferred Stock or Safes that are convertible to shares of Series B Preferred Stock, after the date hereof, the purchaser of such shares of Series A Preferred Stock or Series B Preferred Stock or recipient of such Warrants or Safes, as the case may be, may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement or an Adoption Agreement agreeing to be bound by this Agreement as an "Investor" hereunder, and thereafter shall be deemed an "Investor" for all purposes hereunder. No action or consent by the Investors shall be required for such joinder to this Agreement by such additional Investor, so long as such additional Investor has agreed in writing to be bound by all of the obligations as an "Investor" hereunder."

9. **Amendment to Schedule A.** Schedule A to the Investors' Rights Agreement shall be amended to include the purchasers of the Series B Preferred Stock who were not parties to the Investors' Rights Agreement prior to the date of this Amendment. The names and addresses for notices of such purchasers will be as set forth in their respective Subscription Agreements as entered into in connection with their purchase of shares of Series B Preferred Stock from the Company.

10. **Counterparts**. This Amendment may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

11. **Entire Agreement; No Further Amendment**. Except as expressly amended hereby, the Investors' Rights Agreement shall remain in full force and effect in accordance with its terms. This Amendment, together with the Investors' Rights Agreement, constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof and thereof.

12. **Severability**. If any provision of this Amendment is invalid and unenforceable in any jurisdiction, then, to the fullest extent permitted by law, (a) the other provisions hereof and of the Investors' Rights Agreement shall remain in full force and effect and (b) the invalidity or unenforceability of any provision hereof in any jurisdiction shall not affect the validity or unenforceability of such provision in any other jurisdiction.

[SIGNATURE PAGES FOLLOW]

Exhibit F-4

[Voting Agreement]

VOTING AGREEMENT

THIS VOTING AGREEMENT (this "***Agreement***"), is made and entered into as of this 10th day of March, 2016, by and among Virtuix Holdings Inc., a Delaware corporation (the "***Company***"), the holders of the Company's Series Seed Preferred Stock, par value $0.001 per share ("***Series Seed Preferred***"), Series 2 Seed Preferred Stock, $0.001 par value per share ("***Series 2 Seed Preferred***"), and Series A Preferred Stock, $0.001 par value per share ("***Series A Preferred***"; and referred to herein collectively with the Series Seed Preferred and Series 2 Seed Preferred, as the "***Preferred Stock***"), listed and to be listed on Schedule A (together with any subsequent investors, or transferees who become parties hereto as "Investors" pursuant to Sections 6.1(a) or 6.2 below, the "***Investors***"), and those certain stockholders of the Company and holders of options to acquire shares of the capital stock of the Company listed on Schedule B (together with any subsequent stockholders or option holders, or any transferees, who become parties hereto as "Key Holders" pursuant to Sections 6.1(b) or 6.2 below, the "***Key Holders***"; and referred to herein collectively with the Investors as the "***Stockholders***").

R E C I T A L S:

A. Concurrently with the execution of this Agreement, the Company will commence the sale of shares of the Series A Preferred pursuant to Subscription Agreements to be entered into by the Company with the Investors in the Series A Preferred.

B. In connection with the Series A Preferred financing, the Company and the Stockholders desire to establish the rights of certain of the Stockholders to designate the directors who will serve on the Board of Directors of the Company (the "***Board***") during the term of this Agreement.

NOW, THEREFORE, the parties hereby agree as follows:

1. Voting Provisions Regarding Board of Directors.

1.1 Size of the Board. Each Stockholder agrees to vote, or cause to be voted, all Shares (as defined below) owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that the size of the Board shall be set and remain at three (3) directors. For purposes of this Agreement, the term "Shares" shall mean and include any securities of the Company the holders of which are entitled to vote for members of the Board, including without limitation, all shares of Common Stock, Series Seed Preferred, Series 2 Seed Preferred, and Series A Preferred, by whatever name called, now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise.

1.2 Board Composition. Each Stockholder agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, the following persons shall be elected to the Board:

(a) The Company's Chief Executive Officer, who initially shall be Jan Goetgeluk (the "***CEO Director***"), provided that if for any reason the CEO Director shall cease to serve as the Chief Executive Officer of the Company, each of the Stockholders shall promptly vote their respective Shares (i) to remove the former Chief Executive Officer from the Board if such person has not resigned as a member of the Board; and (ii) to elect such person's replacement as Chief Executive Officer of the Company as the new CEO Director;

(b) One individual designated by the Key Holders (initially vacant) (the "***Key Holder Director***"); and

(c) One individual (the "***Preferred Director***") who is designated by the holders of a majority of the outstanding shares of the Preferred Stock (initially vacant), voting or acting on an as-if-converted-to-Common Stock basis (the "***Majority Preferred Holders***"); *provided*, that until such time as the Board receives a written directive from the Majority Preferred Holders designating the director to serve as the Preferred Director under this Section 1.2(c), the Preferred Director shall be an Investor who is designated by the unanimous consent of the directors that have been elected or appointed to serve on the Board pursuant to Sections 1.2(a) and 1.2(b) hereof.

1.3 Failure to Designate a Board Member. In the absence of any designation from the Stockholders who have the right to designate a director as specified above, the director previously designated by them and then serving shall be re-elected if still eligible to serve as provided herein.

1.4 Removal of Board Members. Each Stockholder also agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

(a) no director elected pursuant to Section 1.2(b) may be removed from office unless such removal is directed or approved by the affirmative vote of the holders of a majority of the Shares held by the Key Holders; and no director elected pursuant to Section 1.2(c) may be removed from office unless such removal is directed or approved by the Majority Preferred Holders; and

(b) any vacancies created by the resignation, removal or death of a director elected pursuant to Sections 1.2 shall be filled pursuant to the provisions of this Section 1.

All Stockholders agree to execute any written consents required to perform the obligations of this Agreement, and the Company agrees, at the request of any Key Holder or the Majority Preferred Holders, to call a special meeting of stockholders for the purpose of electing directors.

1.5 No Liability for Election of Recommended Directors. No Stockholder shall have any liability as a result of designating a person for election as a director for any act or omission by such designated person in his or her capacity as a director of the Company, nor shall any Stockholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

2. Vote to Increase Authorized Common Stock. Each Stockholder agrees to vote or cause to be voted all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock from time to time to ensure that there will be sufficient shares of Common Stock available for conversion of all of the shares of Preferred Stock outstanding at any given time.

3. Remedies.

3.1 Covenants of the Company. The Company agrees to use its best efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the parties enjoy the benefits of this Agreement. Such actions include, without limitation, the use of the Company's best efforts to cause the nomination and election of the directors as provided in this Agreement.

3.2 Irrevocable Proxy and Power of Attorney. Each party to this Agreement hereby constitutes and appoints as the proxies of the party and hereby grants a power of attorney to the Chief Executive Officer of the Company, and a designee of the Investors, and each of them, with full power of substitution, with respect to the matters set forth herein, including, without limitation, election of persons as members of the Board in accordance with Section 1 hereto and votes to increase authorized shares pursuant to Section 2 hereof, and hereby authorizes each of them to represent and vote, if and only if the party (i) fails to vote, or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such party's Shares in favor of the election of persons as members of the Board determined pursuant to and in accordance with the terms and provisions of this Agreement or the increase of authorized shares pursuant to and in accordance with the terms and provisions of Section 2 of this Agreement. Each of the proxy and power of attorney granted pursuant to the immediately preceding sentence is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to Section 5 hereof. Each party hereto hereby revokes any and all previous proxies or powers of attorney with respect to the Shares and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Section 5 hereof, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.

3.3 Specific Enforcement. Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Stockholders shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction.

3.4 Remedies Cumulative. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

4. "Bad Actor" Matters.

4.1 Representation. Each person with the right to designate or participate in the designation of a director pursuant to this Agreement hereby represents that none of the "bad actor" disqualifying events described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act (a "***Disqualification Event***") is applicable to such Person or any of its Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. For purposes of this Agreement, "***Rule 506(d) Related Party***" shall mean with respect to any person any other person that is a beneficial owner of such first person's securities for purposes of Rule 506(d) of the Securities Act.

4.2 Covenant. Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement hereby agrees that it shall notify the Company promptly in writing in the event a Disqualification Event becomes applicable to such Person or any of its Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

5. Term. This Agreement shall be effective as of the date hereof and shall continue in effect until and shall terminate upon the earliest to occur of (a) the consummation of the Company's first underwritten public offering of its Common Stock (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or an SEC Rule 145 transaction); (b) the consummation of a Deemed Liquidation (as defined in the Company's Third Amended and Restated Certificate of Incorporation); and (c) termination of this Agreement in accordance with Section 6.8 below.

6. Miscellaneous.

6.1 Additional Parties.

(a) Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Preferred Stock after the date hereof, as a condition to the issuance of such shares the Company shall require that any purchaser of Preferred Stock become a party to this Agreement by executing and delivering (i) the Adoption Agreement attached to this Agreement as Exhibit A, or (ii) a counterpart signature page hereto agreeing to be bound by and subject to the terms of this Agreement as an Investor and Stockholder hereunder. In either event, each such person thereafter shall be deemed an Investor and Stockholder for all purposes under this Agreement.

(b) In the event that after the date of this Agreement, the Company enters into an agreement with any Person to issue shares of capital stock to such Person (other than to a purchaser of Preferred Stock described in Section 6.1(a) above), following which such person shall hold Shares constituting one percent (1%) or more of the Company's then outstanding capital stock (treating for this purpose all shares of Common Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised and/or converted or exchanged), then the Company shall cause such person, as a condition precedent to entering into

such agreement, to become a party to this Agreement by executing an Adoption Agreement in the form attached hereto as Exhibit A, agreeing to be bound by and subject to the terms of this Agreement as a Key Holder and Stockholder and thereafter such person shall be deemed a Key Holder and Stockholder for all purposes under this Agreement.

6.2 Transfers. Each transferee or assignee of any Shares subject to this Agreement shall continue to be subject to the terms hereof, and, as a condition precedent to the Company's recognizing such transfer, each transferee or assignee shall agree in writing to be subject to each of the terms of this Agreement by executing and delivering an Adoption Agreement substantially in the form attached hereto as Exhibit A. Upon the execution and delivery of an Adoption Agreement by any transferee, such transferee shall be deemed to be a party hereto as if such transferee were the transferor and such transferee's signature appeared on the signature pages of this Agreement and shall be deemed to be an Investor and Stockholder, or Key Holder and Stockholder, as applicable. The Company shall not permit the transfer of the Shares subject to this Agreement on its books or issue a new certificate representing any such Shares unless and until such transferee shall have complied with the terms of this Section 6.2. Each certificate instrument, or book entry representing the Shares subject to this Agreement if issued on or after the date of this Agreement shall be notated by the Company with the legend set forth in Section 6.12.

6.3 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

6.4 Governing Law. This Agreement shall be governed by the internal law of the State of Delaware.

6.5 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.6 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.7 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on Schedule A or Schedule B

hereto, or to such email address, facsimile number or address as subsequently modified by written notice given in accordance with this Section 6.7. If notice is given to the Company, it shall be sent to Virtuix Holdings Inc., 1826 Kramer Lane, Suite H, Austin, Texas 78758, Attention: Jan Goetgeluk, Chief Executive Officer, Email: jan@virtuix.com.

6.8 Consent Required to Amend, Terminate or Waive. This Agreement may be amended or terminated and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company; (b) the Key Holders holding a majority of the Shares then held by the Key Holders; and (c) the Majority Preferred Holders. Notwithstanding the foregoing:

(a) this Agreement may not be amended or terminated and the observance of any term of this Agreement may not be waived with respect to any Investor or Key Holder without the written consent of such Investor or Key Holder unless such amendment, termination or waiver applies to all Investors or Key Holders, as the case may be, in the same fashion;

(b) the consent of the Key Holders shall not be required for any amendment or waiver if such amendment or waiver either (A) is not directly applicable to the rights of the Key Holders hereunder; or (B) does not adversely affect the rights of the Key Holders in a manner that is different than the effect on the rights of the other parties hereto;

(c) Schedule A hereto may be amended by the Company from time to time to add information regarding additional Investors in the Series A Preferred, or to facilitate the provisions of Section 6.1(a) hereof, without the consent of the other parties hereto;

(d) Schedule B hereto may be amended by the Company from time to time to facilitate the provisions of Section 6.1(b) hereof without the consent of the other parties hereto;

(e) any provision hereof may be waived by the waiving party on such party's own behalf, without the consent of any other party; and

(f) Sections 1.2(a) and 1.2(b) of this Agreement shall not be amended or waived without the written consent of the CEO Director and the Key Holder Director; and Section 1.2(c) of this Agreement shall not be amended or waived without the written consent of the Majority Preferred Holders.

The Company shall give prompt written notice of any amendment, termination, or waiver hereunder to any party that did not consent in writing thereto. Any amendment, termination, or waiver effected in accordance with this Section 6.8 shall be binding on each party and all of such party's successors and permitted assigns, whether or not any such party, successor or assignee entered into or approved such amendment, termination or waiver. For purposes of this Section 6.8, the requirement of a written instrument may be satisfied in the form of an action by written consent of the Stockholders circulated by the Company and executed by the Stockholder parties specified, whether or not such action by written consent makes explicit reference to the terms of this Agreement.

6.9 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.10 Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.11 Entire Agreement. This Agreement (including the Exhibit hereto) constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

6.12 Share Certificate Legend. Each certificate, instrument, or book entry representing any Shares issued after the date hereof shall be notated by the Company with a legend reading substantially as follows:

> THE SHARES REPRESENTED HEREBY ARE SUBJECT TO A VOTING AGREEMENT, AS MAY BE AMENDED FROM TIME TO TIME, (A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE COMPANY), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF THAT VOTING AGREEMENT.

The Company, by its execution of this Agreement, agrees that it will cause the certificates instruments, or book entry evidencing the Shares issued after the date hereof to be notated with the legend required by this Section 6.12 of this Agreement, and it shall supply, free of charge, a copy of this Agreement to any holder of such Shares upon written request from such holder to the Company at its principal office. The parties to this Agreement do hereby agree that the failure to cause the certificates, instruments, or book entry evidencing the Shares to be notated with the legend required by this Section 6.12 herein and/or the failure of the Company to supply, free of charge, a copy of this Agreement as provided hereunder shall not affect the validity or enforcement of this Agreement.

6.13 Stock Splits, Stock Dividends, etc. In the event of any issuance of Shares of the Company's voting securities hereafter to any of the Stockholders (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), such Shares shall become subject to this Agreement and shall be notated with the legend set forth in Section 6.12.

6.14 Manner of Voting. The voting of Shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law. For the avoidance of doubt, voting of the Shares pursuant to the Agreement need not make explicit reference to the terms of this Agreement.

6.15 Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder.

6.16 Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Courts in Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Delaware or the United States District Courts in Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court. Each party will bear its own costs in respect of any disputes arising under this Agreement. Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Courts in Delaware or any court of the State of Delaware having subject matter jurisdiction.

6.17 Costs of Enforcement. If any party to this Agreement seeks to enforce its rights under this Agreement by legal proceedings, the non-prevailing party shall pay all costs and expenses incurred by the prevailing party, including, without limitation, all reasonable attorneys' fees.

[Signature Page Follows]

EXHIBIT A

ADOPTION AGREEMENT

This Adoption Agreement ("***Adoption Agreement***") is executed on ___________________, 20__, by the undersigned (the "***Holder***") pursuant to the terms of that certain Voting Agreement dated as of March 10, 2016 (the "***Agreement***"), by and among Virtuix Holdings, Inc., a Delaware corporation (the "***Company***"), and certain of its Stockholders, as such Agreement may be amended or amended and restated hereafter. Capitalized terms used but not defined in this Adoption Agreement shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Adoption Agreement, the Holder agrees as follows.

1.1 Acknowledgement. Holder acknowledges that Holder is acquiring certain shares of the capital stock of the Company (the "***Stock***") or options, warrants, or other rights to purchase such Stock (the "***Options***"), for one of the following reasons (Check the correct box):

☐ As a transferee of Shares from a party in such party's capacity as an "Investor" bound by the Agreement, and after such transfer, Holder shall be considered an "Investor" and a "Stockholder" for all purposes of the Agreement.

☐ As a transferee of Shares from a party in such party's capacity as a "Key Holder" bound by the Agreement, and after such transfer, Holder shall be considered a "Key Holder" and a "Stockholder" for all purposes of the Agreement.

☐ As a new Investor in accordance with Section 6.1(a) of the Agreement, in which case Holder will be an "Investor" and a "Stockholder" for all purposes of the Agreement.

☐ In accordance with Section 6.1(b) of the Agreement, as a new party who is not a new Investor, in which case Holder will be a "Stockholder" for all purposes of the Agreement.

1.2 Agreement. Holder hereby (a) agrees that the Stock [Options], and any other shares of capital stock or securities required by the Agreement to be bound thereby, shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if Holder were originally a party thereto.

1.3 Notice. Any notice required or permitted by the Agreement shall be given to Holder at the address or facsimile number listed below Holder's signature hereto.

HOLDER: ________________________

By: ______________________________
Name and Title of Signatory

ACCEPTED AND AGREED:

VIRTUIX HOLDINGS INC.

Address: ___________________________

____

Facsimile Number: __________________

By: _____________________________________

Jan Goetgeluk,

Chief Executive Officer

AMENDMENT NO. 1
TO
VOTING AGREEMENT

This Amendment No. 1 to Voting Agreement (this "***Amendment***") is dated as of September 30, 2020, by and among Virtuix Holdings Inc., a Delaware corporation (the "***Company***"), the holders of the Company's Series Seed Preferred Stock, Series 2 Seed Preferred Stock and Series A-1 Preferred Stock (formerly designated as Series A Preferred Stock) executing this Amendment (the "***Amending Investors***"), and the holders of the Company's Common Stock executing this Amendment (the "***Amending Key Holders***").

RECITALS:

G. The Company, the investors in the Company's Series Seed Preferred Stock, Series 2 Seed Preferred Stock and Series A-1 Preferred Stock, and the holders of Common Stock of the Company identified as "Key Holders" therein, are parties to the Voting Agreement dated as of March 10, 2016 (the "***Voting Agreement***"); and unless otherwise defined herein, all defined terms used in this Amendment shall have the respective meanings ascribed to such terms in the Voting Agreement.

H. The Voting Agreement provides that it may only be amended or modified by a written instrument executed by the Company, the Key Holders holding a majority of the shares of capital stock of the Company then held by all of the Key Holders, and the holders of a majority of the Common Stock of the Company issuable upon the conversion of the outstanding shares of Preferred Stock (as determined on an as-converted basis).

I. The Key Holders executing this Amendment hold a majority of the shares of capital stock of the Company held by all of the Key Holders on the date hereof; and the Amending Investors executing this Amendment hold more than a majority of the Common Stock of the Company issuable upon the conversion of the outstanding shares of Preferred Stock held by the Investors on the date hereof.

J. On and after the date hereof, the Company intends to sell shares of its Series A-2 Preferred Stock, par value $0.001 per share, of the Company (the "***Series A-2 Preferred Stock***") to new and current investors in the Company (collectively, the "***Series A-2 Investors***").

K. The parties hereto desire to amend the Voting Agreement by this Amendment so as to provide the Series A-2 Investors with the right and obligation to designate the members of the Board of Directors of the Company in the manner set forth in the Voting Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Amending Investors hereby consent and agree as follows:

3. **Amendment to First Paragraph**. The first paragraph of the Voting Agreement is hereby amended to read in its entirety as follows:

"THIS VOTING AGREEMENT effective as of March 10, 2016, and amended as of September 30, 2020 by the Amendment No. 1 to Voting Agreement (as so amended, the "***Voting Agreement***"), is entered into by and among Virtuix Holdings Inc., a Delaware corporation (the "***Company***"), the holders of the Company's Series Seed Preferred Stock, par value $0.001 per share ("***Series Seed Preferred***"), Series 2 Seed Preferred Stock, $0.001 par value per share ("***Series 2 Seed Preferred***"), Series A-1 Preferred Stock, $0.001 par value per share ("***Series A-1 Preferred***"), and Series A-2 Preferred Stock, $0.001 par value per share (the "***Series A-2 Preferred***"; and referred to herein collectively with the Series Seed Preferred, Series 2 Seed Preferred and Series A-1 Preferred as the "***Preferred Stock***") listed and to be listed on Schedule A (together with any subsequent investors, or transferees who become parties hereto as "Investors" pursuant to Sections 6.1(a) or 6.2 below, the "***Investors***"), and those certain stockholders of the Company and holders of options to acquire shares of the capital stock of the Company listed on Schedule B (together with any subsequent stockholders or option holders, or any transferees, who become parties hereto as "Key Holders" pursuant to Sections 6.1(b) or 6.2 below, the "***Key Holders***"; and referred to herein collectively with the Investors as the "***Stockholders***")."

(e) **Amendment to Section 5.** The reference to "the Company's Third Amended and Restated Certificate of Incorporation" in Section 5 of the Voting Agreement is hereby amended to read: "the Company's Fourth Amended and Restated Certificate of Incorporation".

(f) **Amendment to Schedule A.** Schedule A to the Voting Agreement shall be amended to include the purchasers of the Series A-2 Preferred Stock who were not parties to the Voting Agreement prior to the date of this Amendment. The names and addresses for notices of such purchasers will be as set forth in their respective Subscription Agreements as entered into in connection with their purchase of shares of Series A-2 Preferred Stock from the Company.

(g) **Counterparts**. This Amendment may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

(h) **Entire Agreement; No Further Amendment**. Except as expressly amended hereby, the Voting Agreement shall remain in full force and effect in accordance with its terms. This Amendment, together with the Voting Agreement, constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof and thereof.

(i) **Severability**. If any provision of this Amendment is invalid and unenforceable in any jurisdiction, then, to the fullest extent permitted by law, (a) the other provisions hereof and of the First Refusal Agreement shall remain in full force and effect and (b) the invalidity or unenforceability of any provision hereof in any jurisdiction shall not affect the validity or unenforceability of such provision in any other jurisdiction.

[SIGNATURE PAGES FOLLOW]

AMENDMENT NO. 2
TO
VOTING AGREEMENT

This Amendment No. 2 to Voting Agreement (this "***Amendment***") is dated as of January 31, 2023, by and among Virtuix Holdings Inc., a Delaware corporation (the "***Company***"), the holders of the Company's Series Seed Preferred Stock, Series 2 Seed Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock executing this Amendment (the "***Amending Investors***"), and the holders of the Company's Common Stock executing this Amendment (the "***Amending Key Holders***").

R E C I T A L S:

W. The Company, the investors in the Company's Series Seed Preferred Stock, Series 2 Seed Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock, and the holders of Common Stock of the Company identified as "Key Holders" therein, are parties to the Voting Agreement dated as of March 10, 2016, as amended by Amendment No. 1 to Voting Agreement dated as of September 25, 2020 (as so amended, the "***Voting Agreement***"); and unless otherwise defined herein, all defined terms used in this Amendment shall have the respective meanings ascribed to such terms in the Voting Agreement.

X. The Voting Agreement provides that it may only be amended or modified by a written instrument executed by the Company, the Key Holders holding a majority of the shares of capital stock of the Company then held by all of the Key Holders, and the holders of a majority of the Common Stock of the Company issuable upon the conversion of the outstanding shares of Preferred Stock (as determined on an as-converted basis).

Y. The Key Holders executing this Amendment hold a majority of the shares of capital stock of the Company held by all of the Key Holders on the date hereof; and the Amending Investors executing this Amendment hold more than a majority of the Common Stock of the Company issuable upon the conversion of the outstanding shares of Preferred Stock held by the Investors on the date hereof.

Z. On and after the date hereof, the Company intends to sell Safes (Simple Agreements for Future Equity) that are convertible into shares of Series B Preferred Stock, par value $0.001 per share, of the Company (the "***Series B Preferred Stock***"), and thereafter to sell shares of Series B Preferred Stock in a future equity financing, to new and current investors in the Company (collectively, the "***Series B Investors***").

AA. The parties hereto desire to amend the Voting Agreement by this Amendment so as to provide the Series B Investors with the right and obligation to designate the members of the Board of Directors of the Company in the manner set forth in the Voting Agreement.

AGREEMENT

NOW, **THEREFORE**, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Amending Investors hereby consent and agree as follows:

13. **Amendment to First Paragraph**. The first paragraph of the Voting Agreement is hereby amended to read in its entirety as follows:

> "THIS VOTING AGREEMENT effective as of March 10, 2016, and amended as of September 25, 2020 by the Amendment No. 1 to Voting Agreement and as further amended as of January 31, 2023 by the Amendment No. 2 to Voting Agreement (as so amended, the "***Voting Agreement***"), is entered into by and among Virtuix Holdings Inc., a Delaware corporation (the "***Company***"), the holders of the Company's Series Seed Preferred Stock, par value $0.001 per share ("***Series Seed Preferred***"), Series 2 Seed Preferred Stock, $0.001 par value per share ("***Series 2 Seed Preferred***"), Series A-1 Preferred Stock, $0.001 par value per share ("***Series A-1 Preferred***"), Series A-2 Preferred Stock, $0.001 par value per share (the "***Series A-2 Preferred***"), and Series B Preferred Stock, $0.001 par value (the "***Series B Preferred***"; and referred to herein collectively with the Series Seed Preferred, Series 2 Seed Preferred, Series A-1 Preferred and Series A-2 Preferred as the "***Preferred Stock***") listed and to be listed on Schedule A (together with any subsequent investors, or transferees who become parties hereto as "Investors" pursuant to Sections 6.1(a) or 6.2 below, the "***Investors***"), and those certain stockholders of the Company and holders of options to acquire shares of the capital stock of the Company listed on Schedule B (together with any subsequent stockholders or option holders, or any transferees, who become parties hereto as "Key Holders" pursuant to Sections 6.1(b) or 6.2 below, the "***Key Holders***"; and referred to herein collectively with the Investors as the "***Stockholders***")."

14. **Amendment to Section 5.** The reference to "the Company's Fourth Amended and Restated Certificate of Incorporation" in Section 5 of the Voting Agreement is hereby amended to read: "the Company's Fifth Amended and Restated Certificate of Incorporation".

15. **Amendment to Section 3.2.** Section 3.2 of the Voting Agreement is hereby amended to insert the following sentence as the last sentence of said Section:

> "However and notwithstanding the foregoing, the proxy granted to the Chief Executive Officer in Section 4.5 of Article 4 of the Company's Fifth Amended and Restated Certificate of Incorporation, captioned "*Special Voting Provisions*", shall remain in effect, and shall be applicable to and interpreted consistent with and complementary to the provisions of this Section 3.2."

16. **Amendment to Schedule A.** Schedule A to the Voting Agreement shall be amended to include the purchasers of the Series B Preferred Stock who were not parties to the Voting Agreement prior to the date of this Amendment. The names and addresses for notices of such purchasers will be as set forth in their respective Subscription Agreements as entered into in connection with their purchase of shares of Series B Preferred Stock from the Company.

17. **Counterparts**. This Amendment may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

18. **Entire Agreement; No Further Amendment**. Except as expressly amended hereby, the Voting Agreement shall remain in full force and effect in accordance with its terms. This Amendment, together with the Voting Agreement, constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof and thereof.

19. **Severability**. If any provision of this Amendment is invalid and unenforceable in any jurisdiction, then, to the fullest extent permitted by law, (a) the other provisions hereof and of the First Refusal Agreement shall remain in full force and effect and (b) the invalidity or unenforceability of any provision hereof in any jurisdiction shall not affect the validity or unenforceability of such provision in any other jurisdiction.

[SIGNATURE PAGES FOLLOW]

Exhibit 1

[Fifth Amended and Restated Articles of Incorporation]

FIFTH AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
VIRTUIX HOLDINGS INC.

Jan Goetgeluk hereby certifies that:

ONE: The original name of this corporation is Virtuix Holdings Inc. and the date of filing of the original Certificate of Incorporation of this corporation with the Secretary of State of the State of Delaware was December 20, 2013. This corporation amended and restated its Third Amended and Restated Certificate of Incorporation with the Fourth Amended and Restated Certificate of Incorporation of this corporation as filed with the Secretary of State of the State of Delaware on September 30, 2020, as subsequently amended by the Certificate of Amendment to Fourth Amended and Restated Certificate of Incorporation as filed with the Secretary of State of the State of Delaware on September 30, 2020 and the Certificate of Amendment to Fourth Amended and Restated Certificate of Incorporation as filed with the Secretary of State of the State of Delaware on October 15, 2020.

TWO: He is the duly elected and acting Chief Executive Officer of Virtuix Holdings Inc., a Delaware corporation.

THREE: The Fourth Amended and Restated Certificate of Incorporation of this corporation, as amended, is hereby amended and restated to read in its entirety as follows:

I.

The name of this Corporation is Virtuix Holdings Inc.

II.

The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, DE 19801, which office is in the City of Wilmington and County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

III.

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

IV.

The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares of capital stock that the Corporation shall have authority to issue is 66,300,000. The total number of shares of Common Stock the Corporation shall have authority to issue is 37,000,000 with a par value of $0.001 per share. The total number of shares of Preferred Stock the Corporation shall have authority to issue is 29,300,000 shares with a par value of $0.001 per share, with 4,000,000 of such shares of Preferred Stock designated as "Series Seed Preferred Stock", 4,300,000 of such shares of Preferred Stock designated as "Series 2 Seed Preferred Stock", 7,000,000 of such shares of Preferred Stock designated as "Series A-1 Preferred Stock", 7,000,000 of such shares of Preferred Stock designated as "Series A-2 Preferred Stock", and 7,000,000 of such shares of Preferred Stock designated as "Series B Preferred Stock". The Series A-1 Preferred Stock and Series A-2 Preferred Stock are sometimes referred to herein together as the "***Series A Preferred Stock***"; and the Series Seed Preferred Stock, Series 2 Seed Preferred Stock, Series A Preferred Stock and Series B Preferred Stock are sometimes referred to herein collectively as the "***Designated Preferred Stock***".

The relative rights, preferences, privileges, limitations and restrictions granted to or imposed on the respective classes and series of the shares of capital stock or the holders thereof are as follows:

1. *Dividends*. No dividends shall be declared or paid (payable other than in shares of Common Stock), and no distribution shall be made, on any shares of Common Stock (payable other than in shares of Common Stock) unless such dividends are declared and paid ratably to the holders of Common Stock and Designated Preferred Stock based on the number of shares of Common Stock which would be held by each such holder if all shares of Designated Preferred Stock were converted at the then-effective Applicable Conversion Rate (as defined below) applicable to the respective series of Designated Preferred Stock.

2. *Liquidation Preference*.

1. *Preferred Stock Preference*. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of Series Seed Preferred Stock, Series 2 Seed Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series B Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the Corporation's assets or surplus funds to the holders of the Corporation's Common Stock or any other stock ranking junior to the Series Seed Preferred Stock, Series 2 Seed Preferred Stock, Series A Preferred Stock or Series B Preferred Stock by reason of their ownership thereof, an amount equal to:

i. $0.80 per share for each share of Series Seed Preferred Stock (the "***Series Seed Original Issue Price***");

ii. $1.05 per share for each share of Series 2 Seed Preferred Stock (the "***Series 2 Seed Original Issue Price***");

iii. $2.332 for each share of Series A-1 Preferred Stock (the "***Series A-1 Original Issue Price***");

iv. $2.996 for each share of Series A-2 Preferred Stock (the "***Series A-2 Original Issue Price***"), and

v. $6.22 for each share of Series B Preferred Stock (the "***Series B Original Issue Price***");

in each case as adjusted for any stock dividend, stock split, combination, reorganization, recapitalization, reclassification or other similar event with respect to such share, plus an additional amount equal to any dividends declared but unpaid on each such share ("***Unpaid Dividends***").

If, upon such liquidation, dissolution or winding up, the assets and funds distributed are insufficient to permit the payment to each holder of Series Seed Preferred Stock the sum of the Series Seed Original Issue Price plus Unpaid Dividends, to each holder of Series 2 Seed Preferred Stock the sum of the Series 2 Seed Original Issue Price plus Unpaid Dividends, to each holder of Series A-1 Preferred Stock the sum of the Series A-1 Original Issue Price plus Unpaid Dividends, to each holder of Series A-2 Preferred Stock the sum of the Series A-2 Original Issue Price plus Unpaid Dividends and to each holder of Series B Preferred Stock the sum of the Series B Original Issue Price plus Unpaid Dividends, then the entire assets and funds legally available for distribution shall be distributed ratably among the holders of the Designated Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

B. *Remaining Assets*. Upon the completion of the distribution required by subsection (A) of this Section 4.2, all of the Corporation's remaining assets or funds available for distribution to stockholders shall be distributed solely to the holders of Common Stock, which distribution shall be made ratably to such holders based on the number of shares of Common Stock held by each such holder.

B. Unless otherwise determined by the holders of at a majority of the Designated Preferred Stock then outstanding, for the purposes of this Section 4.2, a liquidation, dissolution or winding up of the Corporation shall be deemed to include (i) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions (including, without limitation, any merger, consolidation or other form of reorganization in which outstanding shares of the Corporation are exchanged for securities or other consideration issued, or caused to be issued, by the acquiring entity or its subsidiary), unless the Corporation's stockholders of record as constituted immediately prior to such transaction or series of related transactions will, immediately after such transaction or series of related transactions hold at least a majority of the voting power of the surviving or acquiring entity by virtue of shares received in such transaction or series of related transactions with respect to shares of the Corporation's capital stock or (ii) a sale of all or substantially all

of the assets of the Corporation in a single transaction or series of related transactions (each of (i) and (ii) being referred to herein as a "***Deemed Liquidation***").

1. If any assets of the Corporation distributed to stockholders in connection with any liquidation, dissolution or winding up of the Corporation are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board of Directors of the Corporation (the "***Board***"); *provided*, *however*, any publicly traded securities that are not subject to investment letter or other restrictions on free marketability shall be valued as follows:

    1. if the securities are then traded on a national securities exchange or the Nasdaq Stock Market (or a similar national quotation system), then the value of the securities shall be deemed to be to the average of the closing prices of the securities on such exchange or system over the ten (10) trading day period ending five (5) trading days prior to the distribution; and

    2. if the securities are actively traded over-the-counter, then the value of the securities shall be deemed to be the average of the closing bid prices of the securities over the ten (10) trading day period ending five (5) trading days prior to the distribution.

2. In the event the requirements of this subsection (C) are not complied with, the Corporation shall forthwith either:

    1. cause such closing to be postponed until such time as the requirements of this Section 4.2 have been complied with, or

    2. cancel such transaction, in which event the respective rights, preferences, privileges and restrictions of the holders of each series of the Designated Preferred Stock shall revert to and be the same as such rights, preferences, privileges and restrictions existing immediately prior to the date of the first notice referred to in subsection (C)(4).

3. The Corporation shall give each holder of record of Designated Preferred Stock written notice of a transaction described in subsection (C)(1) not later than ten (10) days prior to the stockholders' meeting called to approve such transaction, or ten (10) days prior to the closing of such transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such transaction. The first of such notices shall describe the material terms and conditions of the impending transaction, and the Corporation shall thereafter give such holders prompt notice of any material changes. The transaction shall in no event

take place sooner than ten (10) days after the Corporation has given the first notice provided for herein or sooner than ten (10) days after the Corporation has given notice of any material changes provided for herein; *provided*, *however*, that each of the periods in this subsection (C)(4) may be shortened or eliminated upon the written consent of the holders of at least a majority of the shares of Designated Preferred Stock then outstanding.

3. *Conversion*. The holders of each series of Designated Preferred Stock have conversion rights as follows:

1. *Right to Convert*. Each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, and prior to or simultaneous with the closing of a transaction that constitutes a Deemed Liquidation, at the office of the Corporation or any transfer agent for the Preferred Stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Series Seed Original Issue Price by the Series Seed Conversion Price, determined as hereinafter provided, in effect at the time of the conversion (the "***Series Seed Conversion Rate***"). Each share of Series 2 Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, and prior to or simultaneous with the closing of a transaction that constitutes a Deemed Liquidation, at the office of the Corporation or any transfer agent for the Preferred Stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Series 2 Seed Original Issue Price by the Series 2 Seed Conversion Price, determined as hereinafter provided, in effect at the time of the conversion (the "***Series 2 Seed Conversion Rate***"). Each share of Series A-1 Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, and prior to or simultaneous with the closing of a transaction that constitutes a Deemed Liquidation, at the office of the Corporation or any transfer agent for the Preferred Stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Series A-1 Original Issue Price by the Series A-1 Conversion Price, determined as hereinafter provided, in effect at the time of the conversion (the "***Series A-1 Conversion Rate***"). Each share of Series A-2 Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, and prior to or simultaneous with the closing of a transaction that constitutes a Deemed Liquidation, at the office of the Corporation or any transfer agent for the Preferred Stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Series A-2 Original Issue Price by the Series A-2 Conversion Price, determined as hereinafter provided, in effect at the time of the conversion (the "***Series A-2 Conversion Rate***"). Each share of Series B Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, and prior to or simultaneous

with the closing of a transaction that constitutes a Deemed Liquidation, at the office of the Corporation or any transfer agent for the Preferred Stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Series B Original Issue Price by the Series B Conversion Price, determined as hereinafter provided, in effect at the time of the conversion (the "***Series B Conversion Rate***"; and collectively with the Series Seed Conversion Rate, Series 2 Seed Conversion Rate, Series A-1 Conversion Rate and Series A-2 Conversion Rate referred to herein as the "***Applicable Conversion Rate***"). The initial "***Series Seed Conversion Price***" shall be the Series Seed Original Issue Price; the initial "***Series 2 Seed Conversion Price***" shall be the Series 2 Seed Original Issue Price; the initial "***Series A-1 Conversion Price***" shall be the Series A-1 Original Issue Price; the initial "***Series A-2 Conversion Price***" shall be the Series A-2 Original Issue Price; and the initial "***Series B Conversion Price***" shall be the Series B Original Issue Price. Such initial Series Seed Conversion Price, Series 2 Seed Conversion Price, Series A-1 Conversion Price, Series A-2 Conversion Price and Series B Conversion Price (sometimes referred to herein collectively as the "***Designated Preferred Conversion Price***") shall be subject to adjustment as provided in subsection (D) of this Section 4.3.

2. *Automatic Conversion*. Each share of Designated Preferred Stock shall automatically be converted into fully paid and nonassessable shares of Common Stock at its then effective Applicable Conversion Rate upon the earlier of (i) immediately prior to the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "***Securities Act***"), covering the offer and sale of Common Stock to the public in which the aggregate gross proceeds raised are at least $40,000,000 (a "***Qualified IPO***"), or (ii) upon the receipt by the Corporation of a written request for such conversion from the holders of at least two-thirds (2/3rds) of the total number of shares of such series of Designated Preferred Stock then outstanding, or, if later, the effective date for conversion specified in such requests (each of the events referred to in (i) and (ii) are referred to herein as an "***Automatic Conversion Event***").

3. *Mechanics of Conversion*.

1. Before any holder of Designated Preferred Stock shall be entitled to convert the same into shares of Common Stock and if the shares are certificated, such holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Designated Preferred Stock, and, whether such shares are certificated or not certificated, shall give written notice to the Corporation at such office that such holder elects to convert the same and shall state therein the name or names in which such holder wishes the shares of Common Stock to be issued. Such conversion shall be deemed to have been made immediately prior to the close of business on

the date of surrender of the shares of Designated Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date; *provided*, *however*, that on the date of an Automatic Conversion Event, the outstanding shares of Designated Preferred Stock to be converted as a result of such Automatic Conversion Event shall be converted automatically without any further action by the holders of such shares and each holder of record of such shares of Designated Preferred Stock shall be deemed on such date to be the holder of record of the Common Stock issuable upon such conversion, whether or not (i) the certificates representing such shares are surrendered to the Corporation or its transfer agent, (ii) notice from the Corporation shall have been received by any holder of record of such shares of Designated Preferred Stock, or (iii) the certificates evidencing such shares of Common Stock shall not then be actually delivered to such holder; *provided further*, *however*, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such Automatic Conversion Event unless either the certificates evidencing such shares of Designated Preferred Stock are delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. The Corporation shall, as soon as practicable after delivery of the certificates, if applicable, or after such agreement and indemnification, issue and deliver at such office to such holder of Designated Preferred Stock, the number of shares of Common Stock to which such holder shall be entitled as aforesaid, and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock plus any Unpaid Dividends on the converted shares of Designated Preferred Stock.

2. If the conversion is in connection with an underwritten offering of securities registered pursuant to the Securities Act, a Deemed Liquidation or any other merger, sale or liquidation of the Corporation, the conversion may, at the option of any holder tendering shares of Designated Preferred Stock for conversion, be conditioned upon the closing of such transaction or upon the occurrence of such event, in which case the person(s) entitled to receive the Common Stock issuable upon such conversion of the Designated Preferred Stock shall be deemed to have converted such Designated Preferred Stock immediately prior to the closing of such transaction or the occurrence of such event.

4. *Adjustment of Designated Preferred Conversion Prices*. Each of the Series Seed Conversion Price, Series 2 Seed Conversion Price, Series A-1 Conversion Price,

Series A-2 Conversion Price and Series B Conversion Price shall be subject to adjustment from time to time as follows:

1. If the Corporation shall issue, after the date of filing of this Fifth Amended and Restated Certificate of Incorporation (this "***Restated Certificate***"), any Additional Stock (as defined in subsection (D)(2)) without consideration or for a consideration per share less than the applicable Designated Preferred Conversion Price for a series of Designated Preferred Stock in effect immediately prior to the issuance of such Additional Stock, the applicable Designated Preferred Conversion Price of such series of Designated Preferred Stock in effect immediately prior to each such issuance of Additional Stock shall forthwith (except as otherwise provided in this subsection (D)) be adjusted to a price equal to the product obtained by multiplying the Designated Preferred Conversion Price of such series of Designated Preferred Stock in effect immediately prior to such issuance of Additional Stock by a fraction, the numerator of which is equal to the sum of (i) the total number of shares of Common Stock outstanding (including any shares of Common Stock deemed to be issued pursuant to subsection (D)(1)(e) of this Section 4.3) immediately prior to such issuance of Additional Stock plus (ii) the number of shares of Common Stock that the aggregate consideration received by this Corporation for such issuance of Additional Stock would purchase at the Designated Preferred Conversion Price of such series of Designated Preferred Stock in effect immediately prior to such issuance of Additional Stock, and the denominator of which is equal to the sum of (x) the total number of shares of Common Stock outstanding (including any shares of Common Stock deemed to be issued pursuant to subsection (D)(1)(e) of this Section 4.3) immediately prior to such issuance of Additional Stock plus (y) the number of shares of Additional Stock issued.

    1. No adjustment in the applicable Designated Preferred Conversion Price need be made if such adjustment would result in a change of such Designated Preferred Conversion Price of less than $0.001. Any adjustment of less than $0.001 that is not made shall be carried forward and shall be made at the time of and together with any subsequent adjustment that, on a cumulative basis, amounts to an adjustment of $0.001 or more in the applicable Designated Preferred Conversion Price. Except to the limited extent provided for in subsections (D)(1)(e)(iii) or (iv), no adjustment of the Designated Preferred Conversion Price of any series of Designated Preferred Stock pursuant to this subsection (D)(1) shall have the effect of increasing such Designated Preferred Conversion Price above the Designated Preferred Conversion Price of such series of Designated Preferred Stock in effect immediately prior to such adjustment.

2. In the case of the issuance of Additional Stock for cash, the consideration shall be deemed to be the amount of cash paid therefor before deducting any discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with the issuance and sale thereof.

3. In the case of the issuance of Additional Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair value thereof as determined in good faith by the Board irrespective of any accounting treatment.

4. In the case of the issuance (whether before, on or after the date of filing of this Restated Certificate) of (1) options to purchase or rights to subscribe for Common Stock, (2) securities by their terms convertible into or exchangeable for Common Stock or (3) options to purchase or rights to subscribe for securities by their terms convertible into or exchangeable for Common Stock, the following provisions shall apply for all purposes of subsections (D)(1) and (2):

    i. The aggregate maximum number of shares of Common Stock deliverable upon exercise (assuming the satisfaction of any conditions to exercisability, including without limitation, the passage of time, but without taking into account potential antidilution adjustments) of such options to purchase or rights to subscribe for Common Stock shall be deemed to have been issued at the time such options or rights were issued and for a consideration equal to the consideration (determined in the manner provided in subsections (D)(1)(c) and (D)(1)(d)), if any, received by the Corporation upon the issuance of such options or rights plus the minimum exercise price provided in such options or rights (without taking into account potential antidilution adjustments) for the Common Stock covered thereby.

    ii. The aggregate maximum number of shares of Common Stock deliverable upon conversion of or in exchange (assuming the satisfaction of any conditions to convertibility or exchangeability, including without limitation, the passage of time, but without taking into account potential antidilution adjustments) for any such convertible or exchangeable securities or upon the exercise of

options to purchase or rights to subscribe for such convertible or exchangeable securities and subsequent conversion or exchange thereof shall be deemed to have been issued at the time such securities were issued or such options or rights were issued and for a consideration equal to the consideration, if any, received by the Corporation for any such securities and related options or rights (excluding any cash received on account of accrued interest), plus the minimum additional consideration, if any, to be received by the Corporation (without taking into account potential antidilution adjustments) upon the conversion or exchange of such securities or the exercise of any related options or rights (the consideration in each case to be determined in the manner provided in subsections (D)(1)(c) and (D)(1)(d)).

iii. In the event of any change in the number of shares of Common Stock deliverable or in the consideration payable to the Corporation upon exercise of such options or rights or upon conversion of or exchange for such convertible or exchangeable securities, including, but not limited to, a change resulting from the antidilution provisions thereof, the applicable Designated Preferred Conversion Price, to the extent in any way affected by or computed using such options, rights or securities, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Stock or any payment of such consideration upon the exercise of any such options or rights or the conversion or exchange of such securities.

iv. Upon the expiration of any such options or rights, the termination of any such rights to convert or exchange or the expiration of any options or rights related to such convertible or exchangeable securities, the applicable Designated Preferred Conversion Price, to the extent in any way affected by or computed using such options, rights or securities or options or rights related to such securities, shall be recomputed to reflect the issuance of only the number of shares of Common Stock (and convertible or exchangeable securities that remain in effect) actually issued upon the exercise of such options or rights, upon the

conversion or exchange of such securities or upon the exercise of the options or rights related to such securities.

v. The number of shares of Common Stock deemed issued and the consideration deemed paid therefor pursuant to subsections (D)(1)(e)(i) and (ii) shall be appropriately adjusted to reflect any change, termination or expiration of the type described in either subsection (D)(1)(e)(iii) or (iv).

2. "***Additional Stock***" shall mean any shares of Common Stock issued (or deemed to have been issued pursuant to subsection (D)(1)(e) of this Section 4.3) by this Corporation after the date of filing of this Restated Certificate other than the following "***Exempted Securities***":

1. shares of Common Stock or issued pursuant to an event or transaction described in subsection (D)(3) of this Section 4.3;

2. shares of Common Stock issued or issuable upon conversion of shares of Designated Preferred Stock;

3. shares of Common Stock issued or issuable upon conversion of options or rights described in subsection (D)(1)(e) of this Section 4.3 that are outstanding as of the date of the filing of this Restated Certificate with the Secretary of State of the State of Delaware;

4. shares of Common Stock issued (or deemed to have been issued pursuant to subsection (D)(1)(e) of this Section 4.3) to the Corporation's employees, officers, directors, consultants, advisors or service providers pursuant to the Virtuix Holdings Inc. 2014 Long-Term Incentive Plan or any other equity incentive plan, agreement or similar arrangement approved by the Board;

5. shares of Common Stock issued (or deemed to have been issued pursuant to subsection (D)(1)(e) of this Section 4.3) to banks, equipment lessors or other lenders or financial institutions pursuant to a commercial leasing or debt financing;

6. shares of Common Stock issued (or deemed to have been issued pursuant to subsection (D)(1)(e) of this Section 4.3) in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships and not for equity financing purposes;

7. shares of Common Stock issued (or deemed to have been issued pursuant to subsection (D)(1)(e) of this Section 4.3) in connection with a bona fide business acquisition by the Corporation (whether by merger, consolidation, sale of assets, sale or exchange of stock or otherwise);

8. shares of Common Stock issued or deemed to have been issued pursuant to subsection (D)(1)(e) of this Section 4.3) to suppliers or third party service providers in connection with the provision of goods or services and not for equity financing purposes; or

9. shares of Common Stock issued in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act.

3. *Subdivision, etc.* In the event the Corporation should at any time or from time to time after the date of filing of this Restated Certificate, fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock without payment of any consideration by such holder for the additional shares of Common Stock (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Designated Preferred Conversion Price of each series of Designated Preferred Stock shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase of the aggregate of shares of Common Stock outstanding.

4. *Combination.* If the number of shares of Common Stock outstanding at any time after the date of filing of this Restated Certificate is decreased by a combination of the outstanding shares of Common Stock, then, on the effective date of such combination, the Designated Preferred Conversion Price of each series of Designated Preferred Stock shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of any shares of such series of Designated Preferred Stock shall be decreased in proportion to such decrease in outstanding shares of Common Stock.

(5) *Waiver of Adjustment to Designated Preferred Conversion Prices.* Notwithstanding anything herein to the contrary, any downward adjustment of the applicable Designated Preferred Conversion Price of a series of Designated Preferred Stock may be waived, either prospectively or retroactively and either generally or in a particular instance, by the consent or vote of the holders of two-thirds (2/3rds) of the outstanding shares of such series of

Designated Preferred Stock. Any such waiver shall bind all future holders of such series of Designated Preferred Stock.

E. *Other Distributions*. In the event the Corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by this Corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in subsection (D)(3) of this Section 4.3, then, in each such case for the purpose of this subsection (E), the holders of Designated Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of the Corporation into which their respective shares of Designated Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of the Corporation entitled to receive such distribution.

E. *Recapitalizations*. If, at any time or from time to time after the date of filing of this Restated Certificate, there shall be a recapitalization of the Corporation's Common Stock (other than (i) a subdivision or combination provided for in subsections (D)(3) or (D)(4) of this Section 4.3 or (ii) a deemed liquidation, dissolution or winding up pursuant to Section 4.2(C)) provision shall be made so that the holders of Designated Preferred Stock shall thereafter be entitled to receive upon conversion of the Designated Preferred Stock the number of shares of stock or other securities or property of the Corporation or otherwise, to which a holder of Common Stock deliverable upon conversion of the Designated Preferred Stock would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4.3 with respect to the rights of the holders of each series of Designated Preferred Stock after the recapitalization to the end that the provisions of this Section 4.3 (including adjustment of the applicable Designated Preferred Conversion Price of such series of Designated Preferred Stock then in effect and the number of shares issuable upon conversion of such series of Designated Preferred Stock) shall be applicable after that event as nearly equivalent as prior to that event as may be practicable.

E. *No Fractional Shares and Certificate as to Adjustment*.

1. No fractional shares shall be issued upon the conversion of any share of Designated Preferred Stock and, in lieu of any fractional shares to which any holder of Designated Preferred Stock would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock on the date of conversion as determined in good faith by the Board. Whether or not fractional shares are issuable upon such conversion shall be determined on the basis of the total number of shares of Designated Preferred Stock the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion.

2. Upon the occurrence of each adjustment or readjustment of the Applicable Conversion Rate for a series of Designated Preferred Stock pursuant to this Section 4.3, the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Designated Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon written request at any time of any holder of Designated Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) all such adjustments and readjustments, (ii) the Applicable Conversion Rate at the time in effect for each series of Designated Preferred Stock, and (iii) the number of shares of Common Stock and the amount, if any, of other property that at the time would be received upon the conversion of such holder's shares of Designated Preferred Stock.

E. *Notices of Record Date*. In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property or to receive any other right, the Corporation shall mail to each holder of Designated Preferred Stock at least twenty (20) days prior to such record date, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution or right, and the amount and character of such dividend, distribution or right. The notice requirement set forth in the preceding sentence may be waived in writing by the holders of at least a majority of the outstanding shares of Designated Preferred Stock.

E. *Reservation of Stock Issuable Upon Conversion*. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of Designated Preferred Stock such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Designated Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Designated Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose, including, without limitation, engaging its best efforts to obtain the requisite stockholder approval for any necessary amendment to this Restated Certificate.

4. *Voting*.

1. *Voting Rights Generally*. Each holder of each share of Designated Preferred Stock (i) shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Designated Preferred Stock could be converted at the record date for determination of the stockholders entitled to vote, or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited, (ii) shall have voting rights and powers equal to the voting rights and powers of the Common Stock (except as otherwise provided herein or as required by law, voting together with the Common Stock as a single class) and (iii) shall be entitled to notice of any stockholders' meeting in accordance with the Corporation's Bylaws. Fractional votes shall not, however, be permitted and any fractional voting resulting from the above formula (after aggregating all shares into which shares of Designated Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Each holder of each share of Common Stock shall be entitled to one vote. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate that relates solely to the terms of a series of Designated Preferred Stock if the holders of such series of Designated Preferred Stock are entitled to vote thereon pursuant to the Delaware General Corporation Law.

2. *Designated Preferred Stock Protective Provisions*. At any time when shares of Designated Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law) the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Designated Preferred Stock, voting together as a single class of shares on an as-if-converted-to-Common Stock basis, given in writing or by vote at a meeting:

    1. amend or repeal any provision of this Restated Certificate or of the Bylaws of the Corporation if such amendment or repeal would alter, change or otherwise adversely affect the powers, preferences or privileges of any series of the Designated Preferred Stock;

    2. increase or decrease (other than by conversion) the authorized number of shares of Series Seed Preferred Stock, Series 2 Seed Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series B Preferred Stock or Common Stock;

    3. authorize, issue any new, or reclassify any existing class or series of equity securities having any preference or priority with respect to dividends rights, conversion rights, voting rights, or distribution of assets upon a Deemed Liquidation that is superior to or on parity with any such preference or priority of any series of the Designated Preferred Stock;

4. redeem, repurchase or otherwise acquire for value (or pay into or set aside for a sinking fund for such purpose) any shares of Common Stock or Designated Preferred Stock, other than the repurchase of shares of Common Stock from employees, officers, directors, consultants or other service providers pursuant to agreements to repurchase such stock at cost in connection with the occurrence of certain events, such as the termination of their employment with or services to the Corporation;

5. declare a dividend or distribute cash or property to holders of Common Stock through dividends (other than dividends payable in Common Stock for which appropriate adjustment is made hereunder); or

6. liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation, or consent to any of the foregoing.

5. *Special Voting Provisions*. In the event that less than a majority of the shares of Designated Preferred Stock cast a vote on the matters set forth in Section 4.4 above following a fourteen (14) day notice period from the Corporation (which notice period may be extended for an additional fourteen (14) day period in the sole discretion of the Corporation's Board of Directors), any unvoted shares of Preferred Stock shall be voted via proxy by the Chief Executive Officer of the Corporation, either for or against the matter, in the same proportion as the votes that have been received prior to the expiration of the foregoing notice period. In the event that approval of any of the matters set forth in Section 4.4 above are submitted to the stockholders of the Corporation for approval by an action by written consent in lieu of meeting (a "***Proposed Written Consent***"), the Corporation shall provide notice to all holders of Designated Preferred Stock of the matter to be approved by the Proposed Written Consent (the "***Written Consent Notice***") and request that stockholders either execute such Proposed Written Consent (an "***Approval***") or deliver notification to the Corporation of their refusal to execute such Proposed Written Consent (a "***Rejection***"). To the extent that any holder of Designated Preferred Stock has not delivered an Approval or Rejection within fourteen (14) days after the date of the Written Consent Notice (which notice period may be extended for an additional fourteen (14) day period in the sole discretion of the Corporation's Board of Directors), then the Chief Executive Officer of the Corporation shall have the right, as the proxy of such holder of Designated Preferred Stock, to execute the Proposed Written Consent on behalf of such holder of Designated Preferred Stock so as to constitute an Approval by such holder of the matters set forth in the Proposed Written Consent.

6. *Status of Converted Stock*. In the event any shares of Designated Preferred Stock are converted pursuant to Section 4.3, the Corporation shall never again issue the shares so converted and all such shares so converted shall, upon such conversion, cease to be a part of the Corporation's authorized stock. This Restated Certificate shall be appropriately amended to effect the corresponding reduction in the Corporation's authorized stock.

7. *Notices*. Any notice required by the provisions of Sections 4.2, 4.3, 4.4 or 4.5 to be given to the holders of shares of Designated Preferred Stock shall be in writing and shall be delivered personally by hand or by courier, mailed by United States first-class mail, postage prepaid, sent by facsimile or sent by electronic mail directed to each holder of record at such holder's address, facsimile number or electronic mail address appearing on the Corporation's books. Any such notice shall be effective or deemed given on the date of delivery, mailing, confirmed facsimile transfer or confirmed electronic mail delivery.

V.

To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the Delaware General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article V to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article V by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

VI.

The management of the business and the conduct of the affairs of the Corporation shall be vested in the Board. The number of directors of this Corporation shall be set from time to time by resolution of the Board.

ARTICLE VII

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

ARTICLE VIII

Election of directors at an annual or special meeting of stockholders need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE IX

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Restated Certificate in the manner now or hereafter prescribed by statute, and all rights conferred on stockholders herein are granted subject to this reservation.

ARTICLE X

The following indemnification provisions shall apply to the persons enumerated below.

1. Right to Indemnification of Directors. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an "***Indemnified Person***") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "***Proceeding***"), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director of the Corporation or, while a director of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) actually and reasonably incurred by such Indemnified Person in such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 3 of this Article X, the Corporation shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board.

2. Advancement of Expenses of Directors. The Corporation shall pay the expenses (including attorneys' fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, *provided*, *however*, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article X or otherwise.

3. Claims by Directors. If a claim for indemnification or advancement of expenses under this Article X is not paid in full within thirty (30) days after a written claim therefor by the Indemnified Person has been received by the Corporation, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law and it shall be a defense that the Indemnified Person has not met the applicable standard set forth in the Delaware General Corporation Law.

4. Indemnification of Employees and Agents. The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a

director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorney's fees) reasonably incurred by such person in connection with such Proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer employees or agents shall be made in such manner as is determined by the Board in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board.

5. Non-Exclusivity of Rights. The rights conferred on any person by this Article X shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of this Certificate of Incorporation, the Corporation's bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

6. Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article X shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person's heirs, executors and administrators.

ARTICLE XI

1. Forum. Subject to the last sentence in this Section 1 of Article XI, and unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by the applicable law, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or this Restated Certificate or the Bylaws of the Corporation, or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder's counsel except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (C) for which the Court of Chancery does not have subject matter jurisdiction. Notwithstanding the foregoing, (i) the provisions of this Section 1 will not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or the rules and regulations promulgated

thereunder, or any other claim for which the federal courts have exclusive jurisdiction and (ii) unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

2. Consent to Jurisdiction. If any action the subject matter of which is within the scope of Section 1 of this Article XI is filed in a court other than a court located within the State of Delaware (a "***Foreign Action***") in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Section 1 of this Article XI (an "***FSC Enforcement Action***") and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder's counsel in the Foreign Action as agent for such stockholder.

3. Severability. If any provision or provisions of this Article XI shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XI (including, without limitation, each portion of any sentence of this Article XI containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XI.

4. Deemed Notice. Any person or entity purchasing or otherwise acquiring or holding any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article XI.

* * * *

FOUR: This Fifth Amended and Restated Certificate of Incorporation has been duly approved by the Board of Directors of the Corporation.

FIVE: This Fifth Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of said corporation in accordance with Section 228 of the Delaware General Corporation Law. This Fifth Amended and Restated Certificate of

Incorporation has been duly adopted in accordance with the provisions of Sections 242 and 245 of the Delaware General Corporation Law by the stockholders of the Corporation.

In Witness Whereof, **Virtuix Holdings Inc.** has caused this Fifth Amended and Restated Certificate of Incorporation to be signed by its Chief Executive Officer this ____ day of January, 2023.

VIRTUIX HOLDINGS INC.

By: ________________________________
Jan Goetgeluk,
Chief Executive Officer

Exhibit G to Form C

Test The Waters Materials

Jan Goetgeluk

From: Virtuix <investor-relations@virtuix.com>
Sent: Wednesday, February 1, 2023 11:15 AM
To: Jan Goetgeluk
Subject: Investor Newsletter – February 2023

Follow Up Flag: Follow up
Flag Status: Flagged

This newsletter highlights Omni One's first customer delivery, provides more details of Omni One and a gameplay video, and discusses the terms of our upcoming financing round.

View this email in your browser



Hello Investors,

Omni One's First Delivery

In January, we delivered the first Omni One beta unit to a customer in Dripping Springs, TX. See a few pictures below!


WILSON


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The customer, Dale, was thrilled with Omni One. We'll share a video of Dale's experience later this month. In the meantime, here's an unedited preview:



"Omni One is awesome. I'm super happy."

- Dale Western, Omni One customer

Our community manager, Ben (also known as SutekiB on Discord) also received his unit at his home:


ESCAPE
REALITY

We produced a total of 10 early beta units before Chinese New Year. In these units, most of the plastic and metal parts are made using CNC machining processes instead of injection molding and diecasting. After we deliver several more beta units over the next few weeks, we'll use the customers' feedback (along with accelerated life testing in our lab) to make quality and reliability improvements as needed. Once we've validated the design, we'll begin making production tooling for all parts (which typically takes 6-8 weeks).





Given that over 800 investors have now applied to buy beta units, the beta program will extend well into the second half of 2023. Quantities available to beta customers will start

small and gradually increase as the beta program proceeds. Every U.S.-based applicant will eventually get their turn to order a unit. If you applied for a beta unit, we'll contact you when it's your turn to order.

You can still apply for a beta unit at the following link: https://surveymonkey.com/r/omni-one-beta

Omni One Details

We produced a promo video of Omni One in action. Check it out!



Many investors have asked us about Omni One's dimensions. Omni One has a diameter of 4 feet (120 cm), a length of 5 feet (150 cm), and a minimum height of 4 feet (120 cm). The complete system with all accessories weighs about 150 lbs (70 kg).


omni one
Min. Height
4 ft. (120 cm)
4 ft. (120 cm)
5 ft. (150 cm)

Thanks to wheels and a lift-handle, Omni One is easy to move around:


ESCAPE
REALITY

Assembling Omni One only takes a few minutes and doesn't require any tools:


ESCAPE
REALITY

If needed, you can collapse Omni One’s arm for storage:


ESCAPE
REALITY

The front step doubles as a storage compartment for your overshoes and cleaning essentials:



We designed Omni One to be a complete, high-end system. All elements of the Omni One system, in particular the VR headset and games, are optimized to work in harmony to provide a seamless user experience. Our mission is to deliver the best possible customer and gameplay experience for gamers and non-gamers alike.

Investment Opportunities

As we announced last month, in the next few weeks we will launch a SAFE financing round for both accredited and non-accredited investors. The SAFE (Simple Agreement for Future Equity) is intended to convert into Series B preferred stock later this year at a 20% discount to the Series B share price (capped at a maximum valuation of $180MM).

Current direct investors in Virtuix or accredited investors looking to invest at least $100K can purchase SAFEs directly from us (up to $3MM). Non-accredited investors can invest via StartEngine, the acquirer of SeedInvest, for a minimum investment amount of only $500. Additional investor perks will be available depending on your investment amount.

The maximum raise via StartEngine is only $5MM, which we expect may fill up fast. We'll let you know soon when our StartEngine campaign will start, and we'll also schedule an investor webinar to answer any questions you may have.

If you don't want to reinvest in Virtuix at this time (for example, if you want to try or receive your Omni One first), no problem! We plan to launch our Series B preferred equity round later this year for both accredited and unaccredited investors (although without 20% discount). The proceeds of the SAFEs and Series B financings will mainly be used to increase our working capital, enabling us to ramp up production of Omni One in 2023 and beyond.

If you own more than 85,000 Virtuix shares, please be on the lookout next week for your Right of First Refusal notice for the SAFE financing.

Omni Arena Update

Amidst all the Omni One excitement, we haven't devoted much space in recent newsletters to Omni Arena. We continue to sell Omni Arena systems at a steady pace (around two installs a month), and we already have a healthy backlog of 15 systems presold for 2023.

See a picture below of our most recent install, at Autobahn Indoor Speedway in Jacksonville, FL. This sale marks the second Omni Arena system for Autobahn, the nation's second-largest chain of go-karting venues.


CORE DEFENSE
OMNI ARENA
AUTOBAHN
INDOOR SPEEDWAY & EVENTS

We'll provide more Omni Arena highlights in next month's newsletter.

Discord Channel

We invite the Omni community to join us on Discord for discussions of Omni One, upcoming games, and miscellaneous VR topics. Find us here:

https://discord.gg/qUYvWPj

(As always, joining us on Discord is optional. This newsletter will continue to provide all important updates.)

Best regards,

Jan and the Virtuix Team


omni one

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Jan Goetgeluk

From: Virtuix <investor-relations@virtuix.com>
Sent: Friday, February 10, 2023 11:15 AM
To: Jan Goetgeluk
Subject: StartEngine Campaign and Omni One Deliveries

Follow Up Flag: Follow up
Flag Status: Flagged

This update announces the start date of our StartEngine campaign, unveils a new video and pictures of recent Omni One deliveries, and discusses an upcoming investor webinar.

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omni one

Hi Investors,

StartEngine Launch Date

We're excited to announce that our fundraising campaign on StartEngine (the acquirer of SeedInvest) will launch on **Thursday, February 16 at 8am PST / 11am EST.**

As announced in our February newsletter, we plan to offer up to $5MM of SAFEs (Simple Agreement for Future Equity) to both accredited and unaccredited investors under "Regulation CF" of the Securities and Exchange Commission. The SAFEs are intended to convert into Series B preferred stock later this year at a **20% discount** to the Series B share price. In other words, when your SAFEs convert into Series B shares, the value of your investment at that time **increases by 25%.** The intended conversion is capped at a future valuation of $180MM or 80% of the Series B valuation, whichever is lowest. The minimum investment on StartEngine is **only $500.**

Current direct investors in Virtuix and accredited investors looking to invest at least $100K can invest directly with Virtuix (outside of StartEngine), up to a total of $3MM.

Omni One Deliveries

In our February newsletter, we shared a preview of the very first Omni One delivery. Check out the full video below of this milestone achievement!


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"It really makes you feel like you're in the game. That's awesome. I highly recommend it!"

- Dale Western, Omni One customer

This week, we delivered another beta unit to a customer in the Austin area. See a few pictures below:


omni one


omni one


omni one

"That was fun!"

- Johan Oosthuizen, Omni One customer

We've now delivered three beta units to customer homes, and over the next few weeks we'll deliver several more. We'll use early customer feedback to make quality and reliability improvements as needed. So far, so good! We've not yet observed any major issues that would require significant design changes.

Investor Webinar

Virtuix CEO Jan Goetgeluk will host an investor webinar to present our investor deck and answer any questions you may have on **Thursday, February 16 at 1pm PST / 4pm EST.**

To obtain the webinar's sign-up details, please register here:

https://lu.ma/f8gsx3d7

If you have any questions that you'd like Jan to answer, please submit them in advance to investor-relations@virtuix.com.

We will do our best to get through all questions during the webinar.

We hope to see you then!

Best regards,

Jan and the Virtuix Team


omni one

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.